JOINT STOCK COMPANY

AEROFLOT
Russian Airlines

10, Arbat st., Moscow, 119002, Russia
Tel.: (499) 500-68-68, (499) 500-68-69
Fax: (499) 500-68-67, http://www.aeroflot.ru

RECEIVED
2009 NOV 30 A 11:19

Date 18.11.2009 Our ref. 402-35

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

09047410

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You an Annual Report of Joint –Stock Company «Aeroflot – Russian airlines» for the year ended December 31, 2008 in two copies and materials on EGM appointed on December, 14 2009 in two copies.

Code of the emitter 82 – 4592.

If You would have any questions, please contact us by phone +7 (495) 258-0686 or by E-mail: afokeeva@aeroflot.ru.

Attached: two Annual Reports, materials on forthcoming EGM includes 27 pages each.

Sincerely Yours,

Depute Director
of Corporate Finance Department
JSC «Aeroflot - Russian airlines»

Elena B. Shisharina

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 6 dated the 28th of October, 2009

AGENDA
Extraordinary General Meeting of Shareholders of JSC "Aeroflot"
the 14th of December, 2009

1. Introduction of amendments into the Articles of JSC "Aeroflot" with regard to the change of the place of residence of JSC "Aeroflot".

2. Approval of the new revision of Attachment № 1 to the Articles of Incorporation of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

3. Approval of the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" with regard to acquiring by JSC "Aeroflot" of ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms.

AEROFLOT Russian Airlines

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 6 dated the 28th of October, 2009

ORDER
of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders on the 14th of December, 2009

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Articles of the Company, Statute of the General Meeting of the JSC "Aeroflot's" shareholders, and the Regulation "On the Disclosure of Information by Issuers of Securities" approved by the Order of the Federal Service on Securities Markets of October 10, 2006 N 06-117/пз-н the following Order of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders on the 14rd of December, 2009 held by absentee vote has been approved:

1. To deliver by registered mail before the 14rd of November, 2009 inclusive announcements of the convention of the Extraordinary General Meeting of shareholders to the addresses indicated in the Register of the persons entitled to participate in General Meetings of shareholders as per the list that was completed at the end of the working day of the 29th of October, 2009.

2. To deliver by registered mail before the 14rd of November, 2009 inclusive, ballots for voting the issues in the agenda of the Extraordinary General Meeting of shareholders to the addresses indicated in the Register of the persons entitled to participate in General Meetings of shareholders as per the list that was completed at the end of the working day of the 29th of October, 2009.

3. Before the 14th of October, 2009, to publish an announcement of the convention of the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" in the "Rossiyskaya Gazeta", "Interfax" Agency, and in the corporate newspaper "My Aeroflot".

4. To realize the disclosure of information pertaining to the preparation and convention of the General Meeting of shareholders of JSC "Aeroflot" in the order and within time limits established by the Federal Law "On Joint Stock Companies" and the Regulation "On the Disclosure of Information by Issuers of Securities" as approved by the Order of the Federal Service on Securities Markets of October 10, 2006 N 06-117/пз-н.

5. To deliver resolutions adopted by the General Meeting to the shareholders whose list has been made on the basis of the Register of Company Shareholders as at the end of the working day of the 29th of October, 2009 by registered mail at least 10 days after completion of the Minutes of the vote returns.

6. To publish resolutions adopted by the Extraordinary General Meeting within time limits established by the Federal Law "On Joint Stock Companies" in the mass media designated by the General Meeting of JSC "Aeroflot".

AEROFLOT Russian Airlines

(82-4592)

RECEIVED
2009 NOV 30 A 11: 19

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 6 dated 28th of October, 2009

LIST

of information (materials) to be made available to the shareholders during preparation for the Extraordinary General Meeting of shareholders to be held on the 14rd of December, 2009 and the order of delivery thereof

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Articles of the Company, and the Statute on the General Meeting of JSC "Aeroflot" shareholders the following list of information (materials) to be made available to the shareholders during preparation for the Extraordinary General Meeting by absentee vote with ballots acceptance deadline date set at the 14th of December, 2009 and the order of delivery thereof is approved herby.

List of information:

1. The Federal Law "On Joint Stock Companies";
2. Articles of JSC "Aeroflot";
3. Statute of the Board of Directors of the JSC "Aeroflot";
4. Statute of the JSC "Aeroflot's" shareholders General Meeting;
5. The Order of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
6. The order of reviewing information (materials) provided to shareholders during preparation for the Extraordinary General Meeting of shareholders;
7. Announcement on the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
8. List of members of JSC "Aeroflot's" Board of Directors;
9. Agenda of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
10. Information summary regarding changes introduced into the Articles of JSC "Aeroflot" concerning JSC "Aeroflot's" place of residence;
11. New revision of Attachment № 1 to the Articles of JSC "Aeroflot's" containing information on branch and representative offices of JSC "Aeroflot";
12. Information materials on the matter of approval of a transaction involving specific interests between JSC "Aeroflot" and JSC "VEB-Leasing" for acquiring ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms.

The order of making information (materials) available

For the purpose of making the aforesaid information (materials) available to the shareholders and their representatives Information Centers are set up during the period of November 14 to December 14, 2009, open from 10 a.m. till 5 p.m. on working days (on Fridays – till 3:30 p.m.).

<u>Locations of Information Centers:</u>
- JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 4th floor, 119002, Moscow;
- JSC "Aeroflot" Flight Personnel Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow, 103340.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 1
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

RECEIVED
2009 NOV 30 A 11:50

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is absentee vote.
Deadline date of ballot acceptance: the 14th of December, 2009
Full name (corporate name) of the shareholder: ______________________________
Registration number: ______________________________

Issue № 1 of the agenda: Introduction of amendments into the Articles of JSC "Aeroflot" with regard to the change of the place of residence of JSC "Aeroflot"

Number of votes in the shareholder's possession for voting the aforesaid issue: ____________
The wording of the resolution on issue № 1 of the agenda:

«Be it resolved to amend item 2.3 "Company's Place of Residence" of Article 2 of the Articles of JSC "Aeroflot" as follows: «The Company's Place of residence shall be the same as the place of location of its executive bodies that are quartered at the address: Russian Federation, 119002, Moscow, Arbat Street, 10.
Mailing address: Russian Federation, 119002, Moscow, Arbat St., 10.»

"PLACET"	"NON PLACET"	"ABSTAIN"
☐ ____________ votes	☐ ____________ votes	☐ ____________ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballot will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be mader;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such pers.

***Duly completed and signed ballot may be mailed to the following address:* JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 119002, Moscow;**

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the the 14th December, 2009г.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 2
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is absentee vote.
Deadline date of ballot acceptance: the 14th of December, 2009
Full name (corporate name) of the shareholder: ____________________________
Registration number: ____________________________

Issue № 2 of the agenda: «Approval of the new revision of Attachment № 1 to the Articles of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

Number of votes in the shareholder's possession for voting the aforesaid issue: __________
The wording of the resolution on issue № 2 of the agenda:

«Be it resolved to approve Attachment № 1 to the Articles of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

" PLACET "	" NON PLACET "	" ABSTAIN "
☐ ______________ votes	☐ ______________ votes	☐ ______________ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ____________________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballot will be deemed null and void.

***The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities*;**

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be mader;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such pers.

***Duly completed and signed ballot may be mailed to the following address*: JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 119002, Moscow;**

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th December, 2009.

(82-4592)

AEROFLOT Russian Airlines SKYTEAM

BALLOT № 3
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is absentee vote.
Deadline date of ballot acceptance: the 14th of December, 2009
Full name (corporate name) of the shareholder: ____________________
Registration number: ____________________

Issue № 3 of the agenda: "Approval of the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" with regard to acquiring by JSC "Aeroflot" of ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms".

Number of votes in the shareholder's possession for voting the aforesaid issue: __________
The wording of the resolution on issue № 3 of the agenda:

"Be it resolved to approve the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" with regard to acquiring by JSC "Aeroflot" of ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms (modification RRJ95B) under the following terms as provided in the Financial Lease Agreement № ДЛ 247/01-09 of August 20, 2009:

Parties of the transaction: JSC "Aeroflot" (Lessee) and JSC "VEB – Leasing" (Lessor).
Lease term: 144 months for each aircraft beginning from the date of delivery thereof in each case to JSC "Aeroflot".
Total value of the transaction: within USD 237,300,000.
Rent Payment rate/ price of each aircraft (USD including VAT):

№ A/C	95008	95010	95011	95012	95013
A/C Price	23,521,051.19	23,550,086.98	23,579,153.71	23,608,625.04	23,636,002.21
Rent payment rate	164,496	164,514	164,532	164,555	164,555

№ A/C	95014	95015	95016	95017	95018
A/C Price	23,665,473.53	23,692,850.7	23,722,322.02	24,132,974.2	24,172,113.36
Rent payment rate	164,573	164,573	164,592	164,592	164,610

Insurance: JSC "Aeroflot" shall be liable to arrange and maintain hull full loss (destruction) and damage insurance and air carrier's third party insurance with single combined limit of liability to passengers and third parties of no less than USD 400,000,000 per every insured event.
Security letter of credit: JSC "Aeroflot" shall issue irrevocable letter of credit per each aircraft for the amount equal to two month rent payments for relevant aircraft.
Right of buyout: JSC "Aeroflot" shall have the right to buy each of the aircraft prior to the expiration of the lease term in each case.

" PLACET " **" NON PLACET "** **" ABSTAIN "**

☐ ______________ votes ☐ ______________ votes ☐ ______________ votes

Signature of the shareholder or a proxy ____________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

☐ - ***mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.***

☐ - ***mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.***

☐ - ***mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized..***

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballot will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be mader;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such pers.

Duly completed and signed ballot may be mailed to the following address: **JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 119002, Moscow;**

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the the 14th December, 2009.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

BRIEFING PAPER
on issues in the agenda of the Board of Directors meeting in connection with endorsement of amendments to the Articles of JSC "Aeroflot"

Pursuant to Article 52, Part 1 of RF Civil Code and Article 11 of the Federal Law "On Joint Stock Companies", the Articles of any joint stock company being a basis a legal entity operates on is to contain information on the company's domicile and data of its branch and representative offices.

Information on our Company's domicile (headquarters of its executive managing bodies) and the mailing address is provided in item 2.3, Article 2 of the Articles of JSC "Aeroflot". Information on branch and representative offices of JSC "Aeroflot" is provided as Attachment № 1 to the Articles.

Currently, JSC "Aeroflot" rents office space in the new office block at the address: Arbat St., 10, Moscow where main managing bodies of JSC "Aeroflot" are going to be quartered.

In compliance with Item 1, Article 12 of the Federal Law "On Joint Stock Companies", amendments with regard to the information on the Company's domicile can be made by resolution of the General meeting of Shareholders.

Such amendments to the Articles shall become effective for third parties concerned from the time of registration thereof by relevant government agencies.

At this time, Attachment № 1 to the Articles of JSC "Aeroflot's" does not contain true data about all operating branch and representative offices of the Company (as some of them have been liquidated, and some representative offices' addresses have changed).

Amendments to the Articles of the Company Incorporation with regard to setting up branch or representative offices of the Company, and liquidation thereof are made by resolutions of the Board of Directors of the Company.

However, in lieu of adoption of a resolution by the Board of Directors in relation to each separate representative office (as per each case of liquidation / set up at a new address thereof) it is proposed to follow the procedure of approval of the new revision of Attachment № 1 to the Articles that contains data on branch and representative offices of the Company.

The above said procedure, in compliance with item 1, Article 48 of the Federal Law "On Joint Stock Companies", is under the competence of the General Meeting of Shareholders.

In view of the above and in compliance with the item 1, Article 55 of the Federal Law "On Joint Stock Companies", it is proposed to convene an Extraordinary General Meeting of Shareholders of the Company under the own initiative of the Board of Directors.

Pursuant to the provisions of item 7, Article 53 of the Federal Law "On Joint Stock Companies" that gives powers to the Board of Directors to put issues on the agenda of shareholders' meetings at its sole discretion, it is proposed to include in the agenda of the Extraordinary Meeting the following issues:

1 Introduction of amendments into the Articles of JSC "Aeroflot" with regard to the change of the domicile of JSC "Aeroflot".

2. Approval of the new revision of Attachment № 1 to the Articles of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

As soon as the proposed changes to the Articles and approval of the new revision of the Attachment to the Article of the Company do not restrict shareholders' (owners of voting shares) rights, the shareholders shall have no right to demand redemption of shares in their possession as in cases defined in Article 75 of the Federal Law "On Joint Stock Companies".

AEROFLOT Russian Airlines

(82-4592)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

LIST

Members of the Board of Directors of JSC "Aeroflot"
Elected by the Annual General meeting of Shareholders (20th of June, 2008)

Levitin I. E.	Minister of Transport of the Russian Federation – Chairman of the Board of Directors of JSC "Aeroflot"
Alexashenko S.V.	Director of Macroeconomic Studies at the State University-Higher School of Economics
Androsov K.G.	Deputy Head of the Office of the Government of the Russian Federation
Antonov V.N.	First Deputy General Director of JSC "Aeroflot" for Business Operations
Dmitriev V.A.	Chairman of the State Corporation "Bank for Development and External Economic Activity (Vneshekonombank)"
Dushatin L.A.	First Deputy General Director of CJSC National Reserve Corporation
Lebedev A.E.	Chairman of the Board of Directors of CJSC National Reserve Corporation
Nikitin G.S.	Deputy Head of the Federal Agency for Management of Federal Property
Savelyev V.G.	General Director of JSC "Aeroflot"
Stolyarov A.V.	Deputy General Director of CJSC "UniCredit Securities"
Tarasov A.E.	General Director, Member of the Executive Board CJSC "National Reserves Corporation"

AEROFLOT Russian Airlines

(82-4592)

ANNOUNCEMENT
of the Convention of the Extraordinary General Meeting of JSC "Aeroflot's" Shareholders

Joint Stock Company "Aeroflot – Russian Airlines" (JSC "Aeroflot"), domicile: 125167, Moscow, Leningradsky Prospect, 37, building 9 announces hereby the convention of its Extraordinary General Meeting of shareholders

Form of convention of the Extraordinary General Meeting of shareholders is absentee vote.
Deadline date for ballots acceptance: 14th December, 2009.
Date of finalizing the List of persons entitled to participate in the Extraordinary General Meeting: **29th of October, 2009.**

Shareholders may send completed and signed ballots to the following **mailing address**: JSC "Aeroflot" Corporate Property Department, 4th Floor, Arbat St., 10, 119002, Moscow.

In determining the quorum and summing up voting returns the ballots received before or on the 14th of December, 2009 are only taken into account.

Agenda of the Extraordinary General Meeting of shareholders:

1. Introduction of amendments into the Articles of JSC "Aeroflot" with regard to the change of the place of residence of JSC "Aeroflot".

2. Approval of the new revision of Attachment № 1 to the Articles of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

3. Approval of the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" with regard to acquiring by JSC "Aeroflot" of ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms.

The information (materials) to be provided for shareholders and their representatives during the preparation for the Extraordinary General Meeting is (are) available from November 14 to December 14, 2009 on working days from 10 a.m. till 5 p.m. (on Fridays – till 3:30 p.m.) at the following locations.

- JSC "Aeroflot" Corporate Property Department of, Arbat St., 10, 4th floor, 119002, Moscow;
- JSC "Aeroflot" Flight Personnel Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow.

Contact phone numbers: **(495) 258-0684, 578-3680.**

Board of Directors of JSC "Aeroflot"

RECEIVED
2009 NOV 30 A 11:49

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 6 of the 28th of October, 2009.

Attachment № 1
to the Articles of JSC "Aeroflot – Russian Airlines"
(containing information on branch and representative offices of the Company)

2009

JSC "AEROFLOT's" REPRESENTATIVE OFFICES

AUSTRIA
Vienna
PARKRING 10, 1010 VIENNA, AUSTRIA

AUSTRALIA
Sydney
24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIIA

AZERBAIJAN
Baku
U. HADJIBEKOV STR., 23, BAKU, AZERBAIDJAN, AZ 1000

ANGOLA
Luanda
RUA CORONEL AIRES de ORNELAS № 1-A/B-r/c LUANDA, ANGOLA

ARMENIA
Erevan
12, AMITYANA St., 375002 EREVAN

BELORUSSIA
Minsk
OFFICE 101, Ya. KUPALY St., 220030 MINSK

BELGIUM
Brussels
RUE DES COLONIES 58
1000 BRUXELLES
BELGIQUE

BULGARIA
Sofia
23, OBORISHTE STR. 1504 SOFIA BULGARIA

GREAT BRITAIN
London
AEROFLOT, 70 PICCADILLY
LONDON W1V 9HH, UK

HUNGARY
Budapest
HUNGARY 1050 BUDAPEST, JOZSEF ATTILA UTCA 18

VIETNAM
Hanoi
360 KIM MA STREET, BA DINH, HANOJ, VIETNAM.
DAEHA BUSINESS CENTER,
AEROFLOT RUSSIAN AIRLINES

GERMANY
Frankfurt
WILHELM-LEUSCHNER- STR.41
D-60329 FRANKFURT AM MAIN GERMANY

Berlin
AEROFLOT
UNTER DEN LINDEN 51 10117 BERLIN

Hamburg
ADMIRALITAET STR.60
20459 HAMBURG

Dusseldorf
40212 DUSSELDORF,
BERLINER ALLEE 26

Munich
FRG/MUMCH ISARTORPLATZ, 2 80331 MUNICH

Hannover
FLUGHAFEN HANNOVER -
LANGENHAGEN TERMINAL C
ZIMMER 311,
POSTFACH 420251, 30662 HANNOVER

GREECE
Athens
14, XENOFONTOS STR. SYNTAGMA -GR 105 57, ATHENS, GREECE

DENMARK
Copenhagen
DENMARK COPENHAGEN, 1.1 VESTER FARIMAGSGADE ROOM 1255 DK-1606
COPENHAGEN V

EGYPT
Cairo
CAIRO/EGYPT
18, E1 BOUSTAN ST. El BOUSTAN COMMERSIAL CENTRE

INDIA
Delhi
AEROFLOT
TOLSTOY HOUSE,
15-17 TOLSTOY MARG DELHI - 110001 (INDIA)

IRAN
Tehran
IRAN/TEHRAN 62, SADR STR., VALI ASR AVE

SPAIN
Madrid
Paseo de la Castellana, 52 off. 3A, 28046, Madrid, Spain

Barcelona
ISPANIIA, 08029 BARSELONA
C/MALLORCA 41

Malaga
Aeropuerto de Malaga,
29004 Malaga, España

ITALY
Rome
00187 ROMA VIA L.
BISSOLATI 76

Venice
Airport Marko Polo, Tessera, Venezia, Luigi Broglio street 8, 30030
ITALIA

Milan
20124MILANO-
VIA VITTOR PISANI, 19

KAZAKHSTAN
Almaty
050010 Respublika KAZAKHSTAN,
g. ALMATY, ul. BEGALINA, 42

CYPRUS
Nicosia
32 B & C, HOMER AVE. P.O. BOX 22039 1097 NICOSIA CYPRU

KYRGYZSTAN
Bishkek
bul. Erkindik, 64/1, Bishkek, Kyrgyzstan
720040

CHINA
Beijing
GENERAL REPRESTNTATION OF AEROFLOT IN CHINA
N2 CHAO YANG MEN BEI DA JIE, BELJING 100027, PR CHINA

Honk Kong
SUITE 2918, 29 FLOOR, SHUI ON CENTRE, 6-8 HARBOUR ROAD,
WANCHAI, HONG KONG

Shanghai
Suite 203 A, Shanghai Centre, 1376,
Nan Jing Xi Road, Shanghai, China PRC 200040

REPUBLIC OF KOREA
Seoul
404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA

SAUDI ARABIA
Jidda
EXSAB CENTRE, AL-MAADI ST.,
AL-HAMRA'A DIST.,
P.O. BOX: 40700, JEDDAH 21511,
SAUDI ARABIA

CUBA
Havana
5-ta AVENIDA, ENTRE 76 Y 78, EDIFICIO BARSELONA,
OFICINA 208, MIRAMAR TRADE CENTER, MIRAMAR, PLAYA,
CIUDAD HABANA, CUBA

LATVIA
Riga
UL.SCOLAS, 9, RIGA, LATVIA
LV-1010

LITHUANIA
Vilnius
2001 VILNIUS , UL.PILIMO, 8/2,
LT-01118

LEBANON
Beirut
LEBANON, BEIRUT, VERDUN STREET, SELIM SAAB BLD, 2 FLOOR

MALAYSIA
Kuala Lumpur
LOT 2.33, 2ND FLOOR, BANGUNAN ANGKASA RAYA, JALAN
AMPANG, 50450 KUALA LUMPUR

MONGOLIAN PEOPLE'S REPUBLIC
Ulaan Baator
MONGOLIA, ULAANBAATOR, SEOUL STREET, 15 AEROFLOT 210644

THE NETHERLANDS
Amsterdam
WETERINGSCHANS 26-3,
1017 SG
AMSTERDAM
NETHERLANDS

NORWAY
Oslo
NORWAY
0157 OSLO OVRE SLOTTSGT 6

PANAMA
Panama
Unicentro Bella *Vista* Ave. Justo Arosemena y calle 42,
P.O. BOX 2642 BALBOA ANCON, PANAMA,
REPUBLICA DE PANAMA

POLAND
Warsaw
POLAND WARSAW 00-508 JEROZOLIMSKIE AL.29

RUSSIA
Anapa
AIRPORT, 353440 ANAPA, KRASNODARSKY KRAY

Archangelsk
30, NABEREZHNAYA SEVERNOY DVUNY, 163000 ARCHANGELSK.

Astrakhan
3, pr-t GUBERNATORA ANATOLIA GUZHVINA, 414014

Barnaul
85A, DMITROVA St., 656049 BARNAUL

Volgograd
15, pr-t LENINA, 400131 VOLGOGRAD

Yekaterinburg
41, BELINSKOGO St., 620219 YEKATERINBURG

Irkutsk
27, STEPANA RAZINA St., 664025 IRKUTSK

Kemerovo
1, KOLOMIYTSEVA St., 650000 KEMEROVO

Krasnodar
65, KRASNAYA St., 350000 KRASNODAR

Murmansk
24 pr-t KIROVA, 183010 MURMANSK

Mineralnye Vody
24, ZHELEZNOVODSKAYA St., 357202 MINERALNYE VODY, STAVROPOLSKI KRAY

Nizhnevartovsk
11, OMSKAYA St., 628606 NIZHNEVARTOVSK, TUMENSKAYA OBLAST, KHANTY-MANSIYSKY AO

Nizhniy Novgorod
6, GORKY Sq., 603000 NIZHNIY NOVGOROD

Novosibirsk
28, KRASNY PROSPEKT, 630099 NOVOSIBIRSK

Norilsk
OFICE 103, 23, KOMSOMOLSKAYA St., 663300 NORILSK

Omsk
14, ORDZHONIKIDZE St., 644099 OMSK

Petropavlovsk - Kamchatsky
Office 326, 35, SOVETSKAYA St., 683000 PETROPAVLOVSK KAMCHATSKY, KAMCHTSKAYA OBLAST

Perm
10, LENINA St., 614000 PERM

Samara
141, LENINSKAYA St., 443041 SAMARA

Surgut
41, LENINA St., 628403 SURGUT, TUMENSKAYA OBALST

Tyumen
Bldg. 1, 84 MALYGINA St., 625026 TYUMEN

UFA
5/3 LENINA St., 450000 UFA

Khabarovsk
50, PUSHKINA St., 680000 KHABAROVSK

Chelyabinsk
90, Svobody St., 454091 CHELYABINSK

Yuzhno-Sakhalinsk
AIRPORT, 693014 YUZHNO-SAKHALINSK

ROMANIA
Bucharest
ROMANIA, BUCHAREST, STR. GHEORGHE MANU, 5, SECTOR 1

SYRIA
Damascus
SYRIA, DAMASCUS, 29 MAY STREET

USA
New York
10 ROCKEFELLER PLAZA, SUITE 1015, NEW YORK, NY 10020

Washington
1634 EYE STREET NW, SUITE 200 WASHINGTON DC 20006

Los Angeles
USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616, BEVERLY HILLS, CA90212

Seattle
1411, 4-TH AVENUE,
SUITE 420, SEATTLE, WASHINGTON 98101

SERBIA
Belgrade
11000 BELGRADE Kneza Mihajlova, 30

SLOVAKIA
Bratislava
AEROPORT M.P.SHTEFANIKA, BRATISLAVA, 82311, SLOVAK REPUBLIC

THAILAND
Bangkok
183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK 10330

TURKEY
Istanbul
Turkey, Istanbul, Elmadag
Cumhuriyet Cad N48 B

Antalya
ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241

UZBEKISTAN
Tashkent

1"A", KODIRI STREET, TASHKENT, UZBEKISTAN,
700128

UKRAINE
Kiev
112A, SAKSAGANSKOGO St., 01032 KIEV

Simferopol
2A PAVLENKO St., 95006 SIMFEROPOL

FINLAND
Helsinki
00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND

FRANCE
Paris
FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS

Nice
AEROFLOT AEROPORT
NICE-COT D'AZUR TERMINAL 1 06281 NICE CEDEX

CROATIA
Zagreb
10000 CROATIA,
ZAGREB,
TRG NIKOLE SUBICA ZRINSKOG, 6

Split
21120, SPLIT AEROPORT, KASTELA, CESTA DR.F.TUDMANA,96

CZECH REPUBLIC
Prague
TRUHLARSKA 5
110 00 PRAGUE 1

SWITZERLAND
ZURICH
AEROFLOT-RIA
TALACKER 41
CH-8001 ZURICH

Geneva
PLACE CORNOVAIN, 16, 1201 GENEVE, SUISSE

SWEDEN
Stockholm
SVEAVAGEN 31, 2TR
BOX 3075

10361 STOCKHOLM
SWEDEN

UNITED ARAB EMIRATES
Dubai
O.A.E., DUDAI, PO BOX 1020
AL MAKTOUM STREET
AL MAZROEI BLDG DEIRA DUDAI

JAPAN
Tokyo
Toranomon Kotohira Tower 16F,
1-2-8 Toranomon, Minato-ku, Tokyo, Japan 105-0001

JSC "AEROFLOT'S" BRANCH OFFICES

Sank Petersburg
OFFICES 3N, 11N, 1/43, RUBUNSTEINA St., SANK PETERSBURG

Magadan
31/18 KARLA MARKSA St., 685000 MAGADAN

Kaliningrad
4, POBEDY Sq., 236000 KALININGRAD

Krasnoyarsk
73A, KARLA MARKSA St., 660049 KRASNOYARSK

Sochi
61a, 354000 SOCHI, KRASNODARSKY KRAY

Vladivostok
143, SVETLANSKAY St., 690001 VLADIVOSTOK

"Regarding Transaction Involving Special Interests Between JSC "Aeroflot" and JSC "VEB-Leasing" for Acquisition by JSC "Aeroflot" of Ten Regional Class Jet Aircraft SSJ100 under the Terms of Financial Lease"

REFERENCE INFORMATION

On December 07, 2005 JSC "Aeroflot" concluded an agreement with ZAO "Grazhdanskiye Samplety Sukhogo" ("Sukhoi Civil Aircraft") (hereinafter ZAO "GSS") on the acquisition of thirty (30) Sukhoi Superjet 100 (RRJ95B modification) aircaft (hereinafter Aircraft Delivery Agreement). The Agreement was approved by the Extraordinary General Meeting of JSC "Aeroflot's" shareholders on May 16, 2006.

Under the terms of the Aircraft Delivery Agreement (Article "Financing"), ZAO "GSS" undertook to arrange long term financing facilities to JSC "Aeroflot" for the period of 12 years with the purpose of acquisition of 10 Aircraft for temporary possession and use. Under this condition, on August 20, 2009, JSC "Aeroflot" and JSC "VEB-Leasing" signed Financial Lease Agreement № ДЛ 247/01-09 dated August 20, 2009 covering ten SSJ100 Aircraft. The Agreement provides for the purchase of ten (10) SSJ100 Aircraft by JSC "VEB-Leasing" from ZAO "GSS" and letting thereof for payment to JSC "Aeroflot" for temporary possession and use. The lease term is 144 months for each aircraft commencing from the date of delivery thereof to JSC "Aeroflot". Total value of the transaction (price of 10 Aircraft) does not exceed USD 237,300,000 (including VAT) that corresponds to the market price of the said Aircraft as determined by the independent evaluator ZAO "RISSIYSKAYA OTSENKA" ("RUSSIAN EVALUATION") indicated in its Opinion № 05/08-PO/31 of October 30, 2009, and does not exceed property price as determined by the resolutions of the JSC "Aeroflot's" Board of Directors of March 29, 2006 and of April 27, 2009.

Pursuant to the provisions of Federal Law №208-FZ of December 26, 1995 "On Joint Stock Companies", the Financial Lease Agreement between JSC "Aeroflot" and JSC "VEB-Leasing" is to be regarded as a major transaction involving special interests and the total value of the transaction (price of ten (10) Aircraft) acquired under the referred Agreement on the financial lease terms shall exceed 2% of the book value of JSC "Aeroflot" and requires the approval by the General Meeting of JSC "Aeroflot's" shareholders.

THE BOARD OF DIRECTORS OF JSC "AEROFLOT" RECOMMENDS

"To approve the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" for the acquisition by JSC "Aeroflot" for temporary possession and use under financial lease terms of ten new jet regional class aircraft Sukhoi Superjet 100 (RRJ95B modification) under the following main terms and conditions set forth in Financial Lease Agreement № DL 247/01-09 dated August 20, 2009.

Transaction Parties: JSC "Aeroflot" (as Lessee) and JSC "VEB – Leasing" (as Lessor)
Lease Term: 144 months for each aircraft commencing from the date of delivery thereof to JSC "Aeroflot" in each case.
Total value of the transaction: not to exceed $237,300,000 USD
Lease rates / price of each Aircraft (in USD, VAT inclusive):

A/C №	95008	95010	95011	95012	95013
A/C Price	23,521,051.19	23,550,086.98	23,579,153.71	23,608,625.04	23,636,002.21
Lease Rate	164 496	164 514	164 532	164 555	164 555

№	95014	95015	95016	95017	95018
A/C №	23,665,473.,53	23,692,850.7	23,722,322.02	24,132,974.2	24,172,113.36
A/C Price	164,573	164,573	164,592	164,592	164,610

Insurance:
JSC "Aeroflot" shall be responsible, at its cost, to obtain and maintain insurance on each aircraft from the risks of loss (distraction) and damage and air carrier third party insurance with single combined limit of liability to passengers and third parties of no less than USD 400,000,000 in relation to each insured event.

Security Latter of Credit:
In relation to each A/C, JSC "Aeroflot" shall issue an irrevocable letter of credit to the amount equal to two monthly lease payments for this aircraft.

Right for Buyout:
JSC "Aeroflot" shall have the right to buy out each of the aircraft before the expiration of the lease term in each case.

Book value of JSC "Aeroflot's" assets, as of the latest reporting date of June 30, 2009, equals to the amount of USD 1,839,588.63 thousand.

AEROFLOT
Russian Airlines

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 6 dated the 28th of October, 2009

AGENDA
Extraordinary General Meeting of Shareholders of JSC "Aeroflot"
the 14th of December, 2009

1. Introduction of amendments into the Articles of JSC "Aeroflot" with regard to the change of the place of residence of JSC "Aeroflot".

2. Approval of the new revision of Attachment № 1 to the Articles of Incorporation of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

3. Approval of the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" with regard to acquiring by JSC "Aeroflot" of ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 1
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is absentee vote.
Deadline date of ballot acceptance: the 14th of December, 2009
Full name (corporate name) of the shareholder: ______________________________
Registration number: ______________________________

Issue № 1 of the agenda: Introduction of amendments into the Articles of JSC "Aeroflot" with regard to the change of the place of residence of JSC "Aeroflot"

Number of votes in the shareholder's possession for voting the aforesaid issue: __________
The wording of the resolution on issue № 1 of the agenda:

«Be it resolved to amend item 2.3 "Company's Place of Residence" of Article 2 of the Articles of JSC "Aeroflot" as follows: «The Company's Place of residence shall be the same as the place of location of its executive bodies that are quartered at the address: Russian Federation, 119002, Moscow, Arbat Street, 10.
Mailing address: Russian Federation, 119002, Moscow, Arbat St., 10.»

"PLACET"	"NON PLACET"	"ABSTAIN"
☐ ____________ votes	☐ ____________ votes	☐ ____________ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballot will be deemed null and void.

***The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities*;**

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be mader;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such pers.

***Duly completed and signed ballot may be mailed to the following address*: JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 119002, Moscow;**

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the the 14th December, 2009r.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

BALLOT № 2
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is absentee vote.
Deadline date of ballot acceptance: the 14th of December, 2009
Full name (corporate name) of the shareholder: ______________________________
Registration number: ____

Issue № 2 of the agenda: «Approval of the new revision of Attachment № 1 to the Articles of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

Number of votes in the shareholder's possession for voting the aforesaid issue: __________
The wording of the resolution on issue № 2 of the agenda:

«Be it resolved to approve Attachment № 1 to the Articles of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

" PLACET "	" NON PLACET "	" ABSTAIN "
☐ ______________ votes	☐ ______________ votes	☐ ______________ votes

☐ - *mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

☐ - *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.*

☐ - *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.*

Signature of the shareholder or a proxy ______________________________

____

(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballot will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be mader;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such pers.

***Duly completed and signed ballot may be mailed to the following address*: JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 119002, Moscow;**

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the 14th December, 2009.

AEROFLOT Russian Airlines SKYTEAM

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 6 dated the 28th of October, 2009

ORDER
of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders on the 14th of December, 2009

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Articles of the Company, Statute of the General Meeting of the JSC "Aeroflot's" shareholders, and the Regulation "On the Disclosure of Information by Issuers of Securities" approved by the Order of the Federal Service on Securities Markets of October 10, 2006 N 06-117/пз-н the following Order of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders on the 14rd of December, 2009 held by absentee vote has been approved:

1. To deliver by registered mail before the 14rd of November, 2009 inclusive announcements of the convention of the Extraordinary General Meeting of shareholders to the addresses indicated in the Register of the persons entitled to participate in General Meetings of shareholders as per the list that was completed at the end of the working day of the 29th of October, 2009.

2. To deliver by registered mail before the 14rd of November, 2009 inclusive, ballots for voting the issues in the agenda of the Extraordinary General Meeting of shareholders to the addresses indicated in the Register of the persons entitled to participate in General Meetings of shareholders as per the list that was completed at the end of the working day of the 29th of October, 2009.

3. Before the 14th of October, 2009, to publish an announcement of the convention of the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" in the "Rossiyskaya Gazeta", "Interfax" Agency, and in the corporate newspaper "My Aeroflot".

4. To realize the disclosure of information pertaining to the preparation and convention of the General Meeting of shareholders of JSC "Aeroflot" in the order and within time limits established by the Federal Law "On Joint Stock Companies" and the Regulation "On the Disclosure of Information by Issuers of Securities" as approved by the Order of the Federal Service on Securities Markets of October 10, 2006 N 06-117/пз-н.

5. To deliver resolutions adopted by the General Meeting to the shareholders whose list has been made on the basis of the Register of Company Shareholders as at the end of the working day of the 29th of October, 2009 by registered mail at least 10 days after completion of the Minutes of the vote returns.

6. To publish resolutions adopted by the Extraordinary General Meeting within time limits established by the Federal Law "On Joint Stock Companies" in the mass media designated by the General Meeting of JSC "Aeroflot".

AEROFLOT Russian Airlines

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 6 dated 28th of October, 2009

LIST
of information (materials) to be made available to the shareholders during preparation for the Extraordinary General Meeting of shareholders to be held on the 14rd of December, 2009 and the order of delivery thereof

In compliance with the requirements of the Federal Law "On Joint Stock Companies", the Articles of the Company, and the Statute on the General Meeting of JSC "Aeroflot" shareholders the following list of information (materials) to be made available to the shareholders during preparation for the Extraordinary General Meeting by absentee vote with ballots acceptance deadline date set at the 14th of December, 2009 and the order of delivery thereof is approved herby.

List of information:

1. The Federal Law "On Joint Stock Companies";
2. Articles of JSC "Aeroflot";
3. Statute of the Board of Directors of the JSC "Aeroflot";
4. Statute of the JSC "Aeroflot's" shareholders General Meeting;
5. The Order of announcement to the shareholders of the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
6. The order of reviewing information (materials) provided to shareholders during preparation for the Extraordinary General Meeting of shareholders;
7. Announcement on the convention of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
8. List of members of JSC "Aeroflot's" Board of Directors;
9. Agenda of the Extraordinary General Meeting of JSC "Aeroflot's" shareholders;
10. Information summary regarding changes introduced into the Articles of JSC "Aeroflot" concerning JSC "Aeroflot's" place of residence;
11. New revision of Attachment № 1 to the Articles of JSC "Aeroflot's" containing information on branch and representative offices of JSC "Aeroflot";
12. Information materials on the matter of approval of a transaction involving specific interests between JSC "Aeroflot" and JSC "VEB-Leasing" for acquiring ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms.

The order of making information (materials) available

For the purpose of making the aforesaid information (materials) available to the shareholders and their representatives Information Centers are set up during the period of November 14 to December 14, 2009, open from 10 a.m. till 5 p.m. on working days (on Fridays – till 3:30 p.m.).

Locations of Information Centers:
- JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 4th floor, 119002, Moscow;
- JSC "Aeroflot" Flight Personnel Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow, 103340.

(82-4592)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

BRIEFING PAPER
on issues in the agenda of the Board of Directors meeting in connection with endorsement of amendments to the Articles of JSC "Aeroflot"

Pursuant to Article 52, Part 1 of RF Civil Code and Article 11 of the Federal Law "On Joint Stock Companies", the Articles of any joint stock company being a basis a legal entity operates on is to contain information on the company's domicile and data of its branch and representative offices.

Information on our Company's domicile (headquarters of its executive managing bodies) and the mailing address is provided in item 2.3, Article 2 of the Articles of JSC "Aeroflot". Information on branch and representative offices of JSC "Aeroflot" is provided as Attachment № 1 to the Articles.

Currently, JSC "Aeroflot" rents office space in the new office block at the address: Arbat St., 10, Moscow where main managing bodies of JSC "Aeroflot" are going to be quartered.

In compliance with Item 1, Article 12 of the Federal Law "On Joint Stock Companies", amendments with regard to the information on the Company's domicile can be made by resolution of the General meeting of Shareholders.

Such amendments to the Articles shall become effective for third parties concerned from the time of registration thereof by relevant government agencies.

At this time, Attachment № 1 to the Articles of JSC "Aeroflot's" does not contain true data about all operating branch and representative offices of the Company (as some of them have been liquidated, and some representative offices' addresses have changed).

Amendments to the Articles of the Company Incorporation with regard to setting up branch or representative offices of the Company, and liquidation thereof are made by resolutions of the Board of Directors of the Company.

However, in lieu of adoption of a resolution by the Board of Directors in relation to each separate representative office (as per each case of liquidation / set up at a new address thereof) it is proposed to follow the procedure of approval of the new revision of Attachment № 1 to the Articles that contains data on branch and representative offices of the Company.

The above said procedure, in compliance with item 1, Article 48 of the Federal Law "On Joint Stock Companies", is under the competence of the General Meeting of Shareholders.

In view of the above and in compliance with the item 1, Article 55 of the Federal Law "On Joint Stock Companies", it is proposed to convene an Extraordinary General Meeting of Shareholders of the Company under the own initiative of the Board of Directors.

Pursuant to the provisions of item 7, Article 53 of the Federal Law "On Joint Stock Companies" that gives powers to the Board of Directors to put issues on the agenda of shareholders' meetings at its sole discretion, it is proposed to include in the agenda of the Extraordinary Meeting the following issues:

1 Introduction of amendments into the Articles of JSC "Aeroflot" with regard to the change of the domicile of JSC "Aeroflot".

2. Approval of the new revision of Attachment № 1 to the Articles of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

As soon as the proposed changes to the Articles and approval of the new revision of the Attachment to the Article of the Company do not restrict shareholders' (owners of voting shares) rights, the shareholders shall have no right to demand redemption of shares in their possession as in cases defined in Article 75 of the Federal Law "On Joint Stock Companies".

AEROFLOT Russian Airlines

(82-4592)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF JSC "AEROFLOT"

LIST

Members of the Board of Directors of JSC "Aeroflot"
Elected by the Annual General meeting of Shareholders (20th of June, 2008)

Levitin I. E.	Minister of Transport of the Russian Federation – Chairman of the Board of Directors of JSC "Aeroflot"
Alexashenko S.V.	Director of Macroeconomic Studies at the State University-Higher School of Economics
Androsov K.G.	Deputy Head of the Office of the Government of the Russian Federation
Antonov V.N.	First Deputy General Director of JSC "Aeroflot" for Business Operations
Dmitriev V.A.	Chairman of the State Corporation "Bank for Development and External Economic Activity (Vneshekonombank)"
Dushatin L.A.	First Deputy General Director of CJSC National Reserve Corporation
Lebedev A.E.	Chairman of the Board of Directors of CJSC National Reserve Corporation
Nikitin G.S.	Deputy Head of the Federal Agency for Management of Federal Property
Savelyev V.G.	General Director of JSC "Aeroflot"
Stolyarov A.V.	Deputy General Director of CJSC "UniCredit Securities"
Tarasov A.E.	General Director, Member of the Executive Board CJSC "National Reserves Corporation"

AEROFLOT Russian Airlines

(82-4592)

ANNOUNCEMENT
of the Convention of the Extraordinary General Meeting of JSC "Aeroflot's" Shareholders

Joint Stock Company "Aeroflot – Russian Airlines" (JSC "Aeroflot"), domicile: 125167, Moscow, Leningradsky Prospect, 37, building 9 announces hereby the convention of its Extraordinary General Meeting of shareholders

Form of convention of the Extraordinary General Meeting of shareholders is absentee vote.
Deadline date for ballots acceptance: 14th December, 2009.
Date of finalizing the List of persons entitled to participate in the Extraordinary General Meeting: **29th of October, 2009**.

Shareholders may send completed and signed ballots to the following **mailing address**: JSC "Aeroflot" Corporate Property Department, 4th Floor, Arbat St., 10, 119002, Moscow.

In determining the quorum and summing up voting returns the ballots received before or on the 14th of December, 2009 are only taken into account.

Agenda of the Extraordinary General Meeting of shareholders:

1. Introduction of amendments into the Articles of JSC "Aeroflot" with regard to the change of the place of residence of JSC "Aeroflot".

2. Approval of the new revision of Attachment № 1 to the Articles of JSC "Aeroflot" containing data on branch and representative offices of JSC "Aeroflot".

3. Approval of the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" with regard to acquiring by JSC "Aeroflot" of ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms.

The information (materials) to be provided for shareholders and their representatives during the preparation for the Extraordinary General Meeting is (are) available from November 14 to December 14, 2009 on working days from 10 a.m. till 5 p.m. (on Fridays – till 3:30 p.m.) at the following locations.

- JSC "Aeroflot" Corporate Property Department of, Arbat St., 10, 4th floor, 119002, Moscow;
- JSC "Aeroflot" Flight Personnel Training Center, room 107, bldg. 6, Airport Sheremryevo-1, Moscow.

Contact phone numbers: **(495) 258-0684, 578-3680.**

Board of Directors of JSC "Aeroflot"

(82-4592)

"Regarding Transaction Involving Special Interests Between JSC "Aeroflot" and JSC "VEB-Leasing" for Acquisition by JSC "Aeroflot" of Ten Regional Class Jet Aircraft SSJ100 under the Terms of Financial Lease"

REFERENCE INFORMATION

On December 07, 2005 JSC "Aeroflot" concluded an agreement with ZAO "Grazhdanskiye Samplety Sukhogo" ("Sukhoi Civil Aircraft") (hereinafter ZAO "GSS") on the acquisition of thirty (30) Sukhoi Superjet 100 (RRJ95B modification) aircaft (hereinafter Aircraft Delivery Agreement). The Agreement was approved by the Extraordinary General Meeting of JSC "Aeroflot's" shareholders on May 16, 2006.

Under the terms of the Aircraft Delivery Agreement (Article "Financing"), ZAO "GSS" undertook to arrange long term financing facilities to JSC "Aeroflot" for the period of 12 years with the purpose of acquisition of 10 Aircraft for temporary possession and use. Under this condition, on August 20, 2009, JSC "Aeroflot" and JSC "VEB-Leasing" signed Financial Lease Agreement № ДЛ 247/01-09 dated August 20, 2009 covering ten SSJ100 Aircraft. The Agreement provides for the purchase of ten (10) SSJ100 Aircraft by JSC "VEB-Leasing" from ZAO "GSS" and letting thereof for payment to JSC "Aeroflot" for temporary possession and use. The lease term is 144 months for each aircraft commencing from the date of delivery thereof to JSC "Aeroflot". Total value of the transaction (price of 10 Aircraft) does not exceed USD 237,300,000 (including VAT) that corresponds to the market price of the said Aircraft as determined by the independent evaluator ZAO "RISSIYSKAYA OTSENKA" ("RUSSIAN EVALUATION") indicated in its Opinion № 05/08-PO/31 of October 30, 2009, and does not exceed property price as determined by the resolutions of the JSC "Aeroflot's" Board of Directors of March 29, 2006 and of April 27, 2009.

Pursuant to the provisions of Federal Law №208-FZ of December 26, 1995 "On Joint Stock Companies", the Financial Lease Agreement between JSC "Aeroflot" and JSC "VEB-Leasing" is to be regarded as a major transaction involving special interests and the total value of the transaction (price of ten (10) Aircraft) acquired under the referred Agreement on the financial lease terms shall exceed 2% of the book value of JSC "Aeroflot" and requires the approval by the General Meeting of JSC "Aeroflot's" shareholders.

THE BOARD OF DIRECTORS OF JSC "AEROFLOT" RECOMMENDS

"To approve the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" for the acquisition by JSC "Aeroflot" for temporary possession and use under financial lease terms of ten new jet regional class aircraft Sukhoi Superjet 100 (RRJ95B modification) under the following main terms and conditions set forth in Financial Lease Agreement № DL 247/01-09 dated August 20, 2009.

Transaction Parties: JSC "Aeroflot" (as Lessee) and JSC "VEB – Leasing" (as Lessor)
Lease Term: 144 months for each aircraft commencing from the date of delivery thereof to JSC "Aeroflot" in each case.
Total value of the transaction: not to exceed $237,300,000 USD
Lease rates / price of each Aircraft (in USD, VAT inclusive):

A/C №	95008	95010	95011	95012	95013
A/C Price	23,521,051.19	23,550,086.98	23,579,153.71	23,608,625.04	23,636,002.21
Lease Rate	164 496	164 514	164 532	164 555	164 555

№	95014	95015	95016	95017	95018
A/C №	23,665,473.,53	23,692,850.7	23,722,322.02	24,132,974.2	24,172,113.36
A/C Price	164,573	164,573	164,592	164,592	164,610

Insurance:
JSC "Aeroflot" shall be responsible, at its cost, to obtain and maintain insurance on each aircraft from the risks of loss (distraction) and damage and air carrier third party insurance with single combined limit of liability to passengers and third parties of no less than USD 400,000,000 in relation to each insured event.

Security Latter of Credit:
In relation to each A/C, JSC "Aeroflot" shall issue an irrevocable letter of credit to the amount equal to two monthly lease payments for this aircraft.

Right for Buyout:
JSC "Aeroflot" shall have the right to buy out each of the aircraft before the expiration of the lease term in each case.

Book value of JSC "Aeroflot's" assets, as of the latest reporting date of June 30, 2009, equals to the amount of USD 1,839,588.63 thousand.

AEROFLOT Russian Airlines

(82-4592)

BALLOT № 3
for voting at the Extraordinary General Meeting of the shareholders of the Joint Stock Company "Aeroflot – Russian Airlines"

RECEIVED
2009 NOV 30 A 11:20

Full corporate name of the Company: Joint Stock Company "Aeroflot – Russian Airlines"
Domicile: Bldg. 9, Leningradsky Prospekt 37, Moscow, Russian Federation
The form of conducting General Meeting of shareholders is absentee vote.
Deadline date of ballot acceptance: the 14th of December, 2009
Full name (corporate name) of the shareholder: ____________________
Registration number: ____________________

Issue № 3 of the agenda: "Approval of the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" with regard to acquiring by JSC "Aeroflot" of ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms".

Number of votes in the shareholder's possession for voting the aforesaid issue: __________
The wording of the resolution on issue № 3 of the agenda:

"Be it resolved to approve the transaction involving special interests between JSC "Aeroflot" and JSC "VEB-Leasing" with regard to acquiring by JSC "Aeroflot" of ten new regional class jet aircraft Sukhoi Superjet 100 under financial lease terms (modification RRJ95B) under the following terms as provided in the Financial Lease Agreement № ДЛ 247/01-09 of August 20, 2009:

Parties of the transaction: JSC "Aeroflot" (Lessee) and JSC "VEB – Leasing" (Lessor).
Lease term: 144 months for each aircraft beginning from the date of delivery thereof in each case to JSC "Aeroflot".
Total value of the transaction: within USD 237,300,000.
Rent Payment rate/ price of each aircraft (USD including VAT):

№ A/C	95008	95010	95011	95012	95013
A/C Price	23,521,051.19	23,550,086.98	23,579,153.71	23,608,625.04	23,636,002.21
Rent payment rate	164,496	164,514	164,532	164,555	164,555

№ A/C	95014	95015	95016	95017	95018
A/C Price	23,665,473.53	23,692,850.7	23,722,322.02	24,132,974.2	24,172,113.36
Rent payment rate	164,573	164,573	164,592	164,592	164,610

Insurance: JSC "Aeroflot" shall be liable to arrange and maintain hull full loss (destruction) and damage insurance and air carrier's third party insurance with single combined limit of liability to passengers and third parties of no less than USD 400,000,000 per every insured event.
Security letter of credit: JSC "Aeroflot" shall issue irrevocable letter of credit per each aircraft for the amount equal to two month rent payments for relevant aircraft.
Right of buyout: JSC "Aeroflot" shall have the right to buy each of the aircraft prior to the expiration of the lease term in each case.

" PLACET " **" NON PLACET "** **" ABSTAIN "**

☐ __________ votes ☐ __________ votes ☐ __________ votes

Signature of the shareholder or a proxy ____________________

____
(In case of voting by proxy, indicate who issued the proxy and the date the proxy was issued)

☐ - ***mark meaning that the voting is done by proxy issued in relation of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized.***

☐ **- *mark meaning that the voting is done in accordance with instructions of the acquirers of shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities.***

☐ **- *mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized..***

The shareholder must sign the ballot. Incorrectly filled-in or unsigned ballot will be deemed null and void.

The voter has the right to chose only one voting option, except when voting in accordance with the instructions of persons who acquired shares after the date the list of persons entitled to take part in the General Meeting has been finalized, or in accordance with the instructions issued by the owners of the depository securities;

** if more than one voting option is marked in the ballot the number of votes given for the corresponding voting option must be indicated in the space provided for indicating the number of votes given for each voting option, and a mark meaning that the voting is carried out in accordance with the instructions of the acquirers of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized and / or in accordance with the instructions of the owners of depository securities must be mader;*

** a person voting by proxy issued in relation to shares transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, in the space provided for indicating the number of votes opposite to the corresponding voting option, must indicate the number of votes given for the remaining voting option and put a mark meaning that the voting is carried out by proxy issued for the shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized;*

** if after the date the list of persons entitled to take part in the General Meeting has been finalized not all the shares have been transferred the voting person is responsible to indicate, in the space provided for indicating the number of votes opposite to the corresponding remaining voting options, the number of votes given for the remaining voting option and to put a mark meaning that a part of shares has been transferred after the date the list of persons entitled to take part in the General Meeting has been finalized. If in relation of shares that were transferred after the date the list of persons entitled to take part in the General Meeting has been finalized, instructions of the acquirers of the said shares have been received that coincide with the remaining voting option the said votes are summed up.*

The papers certifying powers of the transferees and representatives of the persons included in the list of persons entitled to take part in the General Meeting (notarized copies thereof) are to be attached to the ballots mailed by such pers.

***Duly completed and signed ballot may be mailed to the following address*: JSC "Aeroflot" Corporate Property Department, Arbat St., 10, 119002, Moscow;**

To ascertain the quorum at the Extraordinary General Meeting of the shareholders of JSC "Aeroflot" and to calculate voting returns, ballots received by the Company no later than the the 14th December, 2009.

(82-4592)

APPROVED
by the Board of Directors of JSC "Aeroflot"
Minutes № 6 of the 28th of October, 2009.

Attachment № 1
to the Articles of JSC "Aeroflot – Russian Airlines"

(containing information on branch and representative offices of the Company)

2009

JSC "AEROFLOT's" REPRESENTATIVE OFFICES

AUSTRIA
Vienna
PARKRING 10, 1010 VIENNA, AUSTRIA

AUSTRALIA
Sydney
24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIIA

AZERBAIJAN
Baku
U. HADJIBEKOV STR., 23, BAKU, AZERBAIDJAN, AZ 1000

ANGOLA
Luanda
RUA CORONEL AIRES de ORNELAS № 1-A/B-r/c LUANDA, ANGOLA

ARMENIA
Erevan
12, AMITYANA St., 375002 EREVAN

BELORUSSIA
Minsk
OFFICE 101, Ya. KUPALY St., 220030 MINSK

BELGIUM
Brussels
RUE DES COLONIES 58
1000 BRUXELLES
BELGIQUE

BULGARIA
Sofia
23, OBORISHTE STR. 1504 SOFIA BULGARIA

GREAT BRITAIN
London
AEROFLOT, 70 PICCADILLY
LONDON W1V 9HH, UK

HUNGARY
Budapest
HUNGARY 1050 BUDAPEST, JOZSEF ATTILA UTCA 18

VIETNAM
Hanoi
360 KIM MA STREET, BA DINH, HANOJ, VIETNAM.
DAEHA BUSINESS CENTER,
AEROFLOT RUSSIAN AIRLINES

GERMANY
Frankfurt
WILHELM-LEUSCHNER- STR.41
D-60329 FRANKFURT AM MAIN GERMANY

Berlin
AEROFLOT
UNTER DEN LINDEN 51 10117 BERLIN

Hamburg
ADMIRALITAET STR.60
20459 HAMBURG

Dusseldorf
40212 DUSSELDORF,
BERLINER ALLEE 26

Munich
FRG/MUMCH ISARTORPLATZ, 2 80331 MUNICH

Hannover
FLUGHAFEN HANNOVER -
LANGENHAGEN TERMINAL C
ZIMMER 311,
POSTFACH 420251, 30662 HANNOVER

GREECE
Athens
14, XENOFONTOS STR. SYNTAGMA -GR 105 57, ATHENS, GREECE

DENMARK
Copenhagen
DENMARK COPENHAGEN, 1.1 VESTER FARIMAGSGADE ROOM 1255 DK-1606
COPENHAGEN V

EGYPT
Cairo
CAIRO/EGYPT
18, E1 BOUSTAN ST. El BOUSTAN COMMERSIAL CENTRE

INDIA
Delhi
AEROFLOT
TOLSTOY HOUSE,
15-17 TOLSTOY MARG DELHI - 110001 (INDIA)

IRAN
Tehran
IRAN/TEHRAN 62, SADR STR., VALI ASR AVE

SPAIN
Madrid
Paseo de la Castellana, 52 off. 3A, 28046, Madrid, Spain

Barcelona
ISPANIIA, 08029 BARSELONA
C/MALLORCA 41

Malaga
Aeropuerto de Malaga,
29004 Malaga, España

ITALY
Rome
00187 ROMA VIA L.
BISSOLATI 76

Venice
Airport Marko Polo, Tessera, Venezia, Luigi Broglio street 8, 30030
ITALIA

Milan
20124MILANO-
VIA VITTOR PISANI, 19

KAZAKHSTAN
Almaty
050010 Respublika KAZAKHSTAN,
g. ALMATY, ul. BEGALINA, 42

CYPRUS
Nicosia
32 B & C, HOMER AVE. P.O. BOX 22039 1097 NICOSIA CYPRU

KYRGYZSTAN
Bishkek
bul. Erkindik, 64/1, Bishkek, Kyrgyzstan
720040

CHINA
Beijing
GENERAL REPRESTNTATION OF AEROFLOT IN CHINA
N2 CHAO YANG MEN BEI DA JIE, BELJING 100027, PR CHINA

Honk Kong
SUITE 2918, 29 FLOOR, SHUI ON CENTRE, 6-8 HARBOUR ROAD, WANCHAI, HONG KONG

Shanghai
Suite 203 A, Shanghai Centre, 1376, Nan Jing Xi Road, Shanghai, China PRC 200040

REPUBLIC OF KOREA
Seoul
404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA

SAUDI ARABIA
Jidda
EXSAB CENTRE, AL-MAADI ST.,
AL-HAMRA'A DIST.,
P.O. BOX: 40700, JEDDAH 21511,
SAUDI ARABIA

CUBA
Havana
5-ta AVENIDA, ENTRE 76 Y 78, EDIFICIO BARSELONA,
OFICINA 208, MIRAMAR TRADE CENTER, MIRAMAR, PLAYA,
CIUDAD HABANA, CUBA

LATVIA
Riga
UL.SCOLAS, 9, RIGA, LATVIA
LV-1010

LITHUANIA
Vilnius
2001 VILNIUS , UL.PILIMO, 8/2,
LT-01118

LEBANON
Beirut
LEBANON, BEIRUT, VERDUN STREET, SELIM SAAB BLD, 2 FLOOR

MALAYSIA
Kuala Lumpur
LOT 2.33, 2ND FLOOR, BANGUNAN ANGKASA RAYA, JALAN AMPANG, 50450 KUALA LUMPUR

MONGOLIAN PEOPLE'S REPUBLIC
Ulaan Baator
MONGOLIA, ULAANBAATOR, SEOUL STREET, 15 AEROFLOT 210644

THE NETHERLANDS
Amsterdam
WETERINGSCHANS 26-3,
1017 SG
AMSTERDAM
NETHERLANDS

NORWAY
Oslo
NORWAY
0157 OSLO OVRE SLOTTSGT 6

PANAMA
Panama
Unicentro Bella *Vista* Ave. Justo Arosemena y calle 42,
P.O. BOX 2642 BALBOA ANCON, PANAMA,
REPUBLICA DE PANAMA

POLAND
Warsaw
POLAND WARSAW 00-508 JEROZOLIMSKIE AL.29

RUSSIA
Anapa
AIRPORT, 353440 ANAPA, KRASNODARSKY KRAY

Archangelsk
30, NABEREZHNAYA SEVERNOY DVUNY, 163000 ARCHANGELSK.

Astrakhan
3, pr-t GUBERNATORA ANATOLIA GUZHVINA, 414014

Barnaul
85A, DMITROVA St., 656049 BARNAUL

Volgograd
15, pr-t LENINA, 400131 VOLGOGRAD

Yekaterinburg
41, BELINSKOGO St., 620219 YEKATERINBURG

Irkutsk
27, STEPANA RAZINA St., 664025 IRKUTSK

Kemerovo
1, KOLOMIYTSEVA St., 650000 KEMEROVO

Krasnodar
65, KRASNAYA St., 350000 KRASNODAR

Murmansk
24 pr-t KIROVA, 183010 MURMANSK

Mineralnye Vody
24, ZHELEZNOVODSKAYA St., 357202 MINERALNYE VODY, STAVROPOLSKI KRAY

Nizhnevartovsk
11, OMSKAYA St., 628606 NIZHNEVARTOVSK, TUMENSKAYA OBLAST, KHANTY-MANSIYSKY AO

Nizhniy Novgorod
6, GORKY Sq., 603000 NIZHNIY NOVGOROD

Novosibirsk
28, KRASNY PROSPEKT, 630099 NOVOSIBIRSK

Norilsk
OFICE 103, 23, KOMSOMOLSKAYA St., 663300 NORILSK

Omsk
14, ORDZHONIKIDZE St., 644099 OMSK

Petropavlovsk - Kamchatsky
Office 326, 35, SOVETSKAYA St., 683000 PETROPAVLOVSK KAMCHATSKY, KAMCHTSKAYA OBLAST

Perm
10, LENINA St., 614000 PERM

Samara
141, LENINSKAYA St., 443041 SAMARA

Surgut
41, LENINA St., 628403 SURGUT, TUMENSKAYA OBALST

Tyumen
Bldg. 1, 84 MALYGINA St., 625026 TYUMEN

UFA
5/3 LENINA St., 450000 UFA

Khabarovsk
50, PUSHKINA St., 680000 KHABAROVSK

Chelyabinsk
90, Svobody St., 454091 CHELYABINSK

Yuzhno-Sakhalinsk
AIRPORT, 693014 YUZHNO-SAKHALINSK

ROMANIA
Bucharest
ROMANIA, BUCHAREST, STR. GHEORGHE MANU, 5, SECTOR 1

SYRIA
Damascus
SYRIA, DAMASCUS, 29 MAY STREET

USA
New York
10 ROCKEFELLER PLAZA, SUITE 1015, NEW YORK, NY 10020

Washington
1634 EYE STREET NW, SUITE 200 WASHINGTON DC 20006

Los Angeles
USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616, BEVERLY HILLS, CA90212

Seattle
1411, 4-TH AVENUE,
SUITE 420, SEATTLE, WASHINGTON 98101

SERBIA
Belgrade
11000 BELGRADE Kneza Mihajlova, 30

SLOVAKIA
Bratislava
AEROPORT M.P.SHTEFANIKA, BRATISLAVA, 82311, SLOVAK REPUBLIC

THAILAND
Bangkok
183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK
10330

TURKEY
Istanbul
Turkey, Istanbul, Elmadag
Cumhuriyet Cad N48 B

Antalya
ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241

UZBEKISTAN
Tashkent

1"A", KODIRI STREET, TASHKENT, UZBEKISTAN,
700128

UKRAINE
Kiev
112A, SAKSAGANSKOGO St., 01032 KIEV

Simferopol
2A PAVLENKO St., 95006 SIMFEROPOL

FINLAND
Helsinki
00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND

FRANCE
Paris
FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS

Nice
AEROFLOT AEROPORT
NICE-COT D'AZUR TERMINAL 1 06281 NICE CEDEX

CROATIA
Zagreb
10000 CROATIA,
ZAGREB,
TRG NIKOLE SUBICA ZRINSKOG, 6

Split
21120, SPLIT AEROPORT, KASTELA, CESTA DR.F.TUDMANA,96

CZECH REPUBLIC
Prague
TRUHLARSKA 5
110 00 PRAGUE 1

SWITZERLAND
ZURICH
AEROFLOT-RIA
TALACKER 41
CH-8001 ZURICH

Geneva
PLACE CORNOVAIN, 16, 1201 GENEVE, SUISSE

SWEDEN
Stockholm
SVEAVAGEN 31, 2TR
BOX 3075

10361 STOCKHOLM
SWEDEN

UNITED ARAB EMIRATES
Dubai
O.A.E., DUDAI, PO BOX 1020
AL MAKTOUM STREET
AL MAZROEI BLDG DEIRA DUDAI

JAPAN
Tokyo
Toranomon Kotohira Tower 16F,
1-2-8 Toranomon, Minato-ku, Tokyo, Japan 105-0001

JSC "AEROFLOT'S" BRANCH OFFICES

Sank Petersburg
OFFICES 3N, 11N, 1/43, RUBUNSTEINA St., SANK PETERSBURG

Magadan
31/18 KARLA MARKSA St., 685000 MAGADAN

Kaliningrad
4, POBEDY Sq., 236000 KALININGRAD

Krasnoyarsk
73A, KARLA MARKSA St., 660049 KRASNOYARSK

Sochi
61a, 354000 SOCHI, KRASNODARSKY KRAY

Vladivostok
143, SVETLANSKAY St., 690001 VLADIVOSTOK


• Moscow
• London
• St.-Petersburg
• Paris
• Ekaterinburg
• Khabarovsk
• Rome
AEROFLOT
Russian Airlines
SKYTEAM
2008
ANNUAL
REPORT

KEY FIGURES *

OPERATING PERFORMANCE	2008	2007	Change
Passengers carried, millions	11.6	10.2	+13.7%
Cargo and mail carried, thousand tonnes	159.2	153.7	+3.6%
Revenue passenger kilometers, billion RPK	31.2	27.9	+11.8%
Revenue tonne kilometers, billion RTK	3.6	3.4	+5.9%
Passenger load factor, %	70.9	70.2	+0.7pt
Cargo load factor, %	57.9	57.9	–
Average personnel	21,070	20,114	+4.8%

FINANCIAL PERFORMANCE	2008	2007	Change
Traffic revenue, USD millions	3,948.7	3,165.4	+24.8%
Total revenue, USD millions	4,613.8	3,807.8	+21.2%
Operating income, USD millions	338.5	578.0	-41.4%
Net income, USD millions	37.0	313.4	-88.2%
Shareholders' equity (as of December 31), USD millions	945.0	1,112.2	-15.0%
Capital expenditures, USD millions	610.0	555.4	+9.8%

CAPITAL MARKET INDICATORS	2008	2007	Change
Earnings per share, US cents	5.2	28.8	-81.9%
Market capitalization at the end of the year, USD billions	1.1	4.1	-73.2%
P/E ratio	29.7	13.1	+127%

* Consolidated key figures of JSC Aeroflot and its subsidiaries

1 st PLACE
among Russian airlines on both domestic and international routest

OPERATES 99 ROUTES
with average frequency of 9.1 flights per week per route

11.6 MILLION
passengers were carried in 2008

The fleet numbers **90 AIRCRAFT,**
mainly up-to-date and financially efficient airliners

GROWTH OF CARRYING ON INTERNAL ROUTES
in 2008 was **27%**

MORE THAN 3 MILLION
electronic tickets were sold in 2008

RANKED IN THE TOP-5
European airlines for service quality

THE COMPANY IN BRIEF

Aeroflot is the biggest airline in Russia and the CIS. The Company carried 9.3 million passengers in 2008 (11.6 million including subsidiaries). Passenger turnover of Aeroflot represents about a quarter of total passenger turnover of all Russian air carriers.

Aeroflot is one of the longest established airlines in the world. The Company's 85th anniversary, celebrated on February 9, 2008, was also the 85th anniversary of Russian civil aviation.

Aeroflot has its own flights to 99 destinations in 49 countries. The aircraft fleet of Aeroflot Group consisted of 148 airliners at the beginning of 2009. The average flight safety level for Aeroflot in 2008 matches indicators for leading international air carriers.

Aeroflot is a member of the SkyTeam global airline alliance. The alliance has a combined route network of 905 destinations in 169 countries, offering passengers almost unlimited possibilities for worldwide travel.

Aeroflot is based at Sheremetyevo International Airport in Moscow. Opening of the Company's own terminal — Sheremetyevo-3 — is scheduled in 2009. The terminal will serve all routes of Aeroflot and its partners in the SkyTeam alliance.

Aeroflot's strategy is to build an airline of international standing, geared to achievement of the highest international standards.

Aeroflot is among companies included in the List of Strategic Enterprises and Joint-Stock Companies, approved by decree of the President of the Russian Federation (August 4, 2004).

CONTENTS

ROUTE NETWORK
Aeroflot's own flights



New York
Washington
Los Angeles
Havana
Oslo
Helsinki
Stockholm
St.-Petersburg
Riga
Copenhagen
Kaliningrad
MOSCOW
Ufa
Hamburg
London
Dusseldorf
Berlin
Warsaw
Kiev
Samara
Amsterdam
Hannover
Brussels
Karlovy Vary
Frankfurt/M
Prague
Vienna
Paris
Munich
Bratislava
Volgograd
Budapest
Zurich
Krasnodar
Zagreb
Bucharest
Geneva
Anapa
Astrakhan
Belgrade
Nice
Venice
Sochi
Sofia
Milan
Barcelona
Slpit
Mineralnye Vody
Rome
Simferopol
Madrid
Baku
Istanbul
Yerevan
Athens
Antalya
Teheran
Malaga
Iraklion
Larnaca
Beirut
Damascus
Cairo
Eilat
Luanda


Norilsk
Surgut
Tyumen
Nizhnevartovsk
Novosibirsk
Perm
Ekaterinburg
Chelyabinsk
Omsk
Kemerovo
Krasnoyarsk
Barnaul
Irkutsk
Ulan Batar
Magadan
Petropavlovsk-Kamchatsky
Khabarovsk
Yuzhno-Sakhalinsk
Vladivostok
Bishkek
Tashkent
Beijing
Seoul
Tokyo
Shanghai
Delhi
Dubai
Hanoi
Hong Kong
Bangkok

Aeroflot marketing flights:

- Moscow–Naryan-Mar
- Moscow–Amman
- Moscow–Arkhangelsk
- Moscow–Arkhangelsk–Naryan-Mar
- Moscow–Belgorod
- Moscow–Bratislava
- Moscow–Kazan
- Moscow–Ljubljana
- Moscow–Magnitogorsk
- Moscow–Malta
- Moscow–Minsk
- Moscow–Murmansk
- Moscow–Novokuznetsk
- Moscow–Palanga
- Moscow–Rostov
- Moscow–Syktyvkar
- Moscow–Talin
- St.Petersburg–Berlin
- St.Petersburg–Hamburg
- St.Petersburg–Hannover
- St.Petersburg–Dusseldorf
- St.Petersburg–Minsk
- St.Petersburg–Munich
- St.Petersburg–Frankfurt
- Rostov–Dubai
- Rostov–Dusseldorf
- Rostov–St.Petersburg
- Rostov–Tashkent
- Rostov–Frankfurt
- Samara–Prague
- Prague–Bratislava
- Prague–Brno
- Prague–Dublin
- Prague–Zilina
- Prague–Cork
- Prague–Kosice
- Prague–Manchester
- Prague–Ostrava
- Prague–Skopje
- Prague–Toronto
- Prague–Edinburgh
- Madrid–Vigo
- Madrid–Minorca
- Madrid–Palma de Mallorca
- Madrid–Tenerife
- Madrid–Fortaventura
- Barcelona–Minorca
- Barcelona–Palma de Mallorca
- Barcelona–Tenerife



ADDRESS BY THE CHAIRMAN OF THE BOARD OF DIRECTORS

Dear Colleagues,

JSC Aeroflot-Russian Airlines is the backbone of Russian aviation and the vanguard of sector development. The Company accounts for a quarter of passenger carrying by Russian airlines. Aeroflot is a responsible corporate citizen with long and deep-rooted traditions of social responsibility, and has traditionally been the main tax payer in the Russian civil aviation sector.

Expansion of the business of Aeroflot Group in 2009 amply confirmed the Group's role as civil aviation standard bearer. Passenger numbers increased by 13.7%, revenue was USD 4,613.8 million and the Group Aeroflot achieved net profit of USD 37.0 million. Aeroflot Group remains the biggest tax payer in the Russian air transport sector: payments by Aeroflot alone to all levels of the Russian budget in 2008 totalled USD 325.5 million, which is 60% all taxes paid by industry operators.

Results in 2009 justified the Company's commitment to prioritizing development of domestic carrying, and Aeroflot is consistently implementing its main strategic goal of building a world-class airline, based on the best traditions of Russian civil aviation. New, modern aircraft are being added to the Company fleet, the latest technologies are being installed throughout the business (from flight operations and air crew training to the system of ticket sales), and the Company is reinforcing its status as a fully-fledged participant in the international air transport market, helped by the advantages associated with membership of the SkyTeam global alliance.

All this goes to show that Russia's leading airline is operating successfully in a highly competitive environment, meeting the challenges of the market, and making best use of its strengths. Aeroflot has many notable achievements to its name in the recent past: acquiring and commissioning new A330 long-haul aircraft, full implementation of electronic ticket technology, rapid development of Internet sales, and improvement of service standards. However, there can be no doubt that the main challenge is yet to come.

The global crisis, which began in 2008, may last for several years, and adjustments to Company strategy will be required. It will be particularly important to ensure that operational and strategic planning takes full account of new market factors.

The Russian government is aware of the problems, which the sector now faces, and is taking timely action to help address them. A number of measures to stimulate the development of air transport have been approved and are being implemented.

However, the challenge is not just to weather the storm. The crisis does not entail a halt to Company development. On the contrary, it offers an opportunity to find new ways of working, to optimize current approaches, to raise efficiency and to occupy new niches, which have been left vacant by the effects of the crisis. Aeroflot's customers and shareholders, and Russian society as a whole have the right to expect that that Company will make the best of all these opportunities in order to secure maximum advantage.

Minister of Transport



Igor Levitin



ADDRESS BY THE CHIEF EXECUTIVE OFFICER

Dear Shareholders, Partners and Colleagues,

The airline industry was put to a severe test in 2008. Despite rapid growth of costs and the beginning of a recession, Aeroflot proved its ability to react flexibly to market challenges, consistently implement strategic programs and ensure a high standard of service to passengers.

The Russian air transport market felt the impact of high prices for fuel and associated financial difficulties from the start of 2008. Nevertheless, Russian airline companies succeeded in maintaining positive business trends last year. They carried about 50 million passengers, which is 10.4% more than in 2007. As previously, more than a half of all passenger carrying was by the top five companies, with Aeroflot as the undisputed leader.

Aeroflot Group entered 2009 showing confident growth of nearly all business indicators.
The Group carried 11.6 million passengers in 2008, representing an increase of 13.7% over 2007. The number of passengers carried on domestic routes increased by 18.7%, which is considerably more than average growth of 8% across the sector. The share of Aeroflot Group in total carrying by Russian airlines was 18.6% in terms of passenger numbers and 25.4% measured by passenger turnover. Seat occupancy rose by 0.6 percentage points to 70.9%, despite increase of carrying capacities by 9.4%. Aeroflot was rated among the 20 best air carriers in the world by *Airline Business* magazine. IATA's Survey of Flights in Europe (SoFiE), carried out among leading European airlines to determine levels of customer satisfaction with standards of service, ranked Aeroflot fourth in business class and sixth in economy class.

Recent growth of sector costs, which peaked last year, emphasizes the need for radical improvements in Company operating efficiency. The Group's revenue from operations was USD 3,948.7 million in 2008, representing an increase of 24.7% compared with 2007. Various steps for efficiency improvement and cost reduction enabled the Group to complete 2008 with net profit of USD 37 million.

The Company kept its absolute leadership among Russian airlines on the international market for regular carrying (Aeroflot accounted for 42.4% of all passengers carried on international routes), and significantly increased its presence on the domestic market (from 13.6% to 16.1% by passenger turnover and from 11.6% to 13.7% by passenger numbers). Including its airline subsidiaries, Aeroflot-Don and Aeroflot-Nord, Aeroflot Group accounted for 20.2% of domestic carrying by passenger turnover and 19.3% by passenger numbers in 2008. Focus on rapid development of domestic routes, which is an integral part of Aeroflot's strategy, enabled the Company to compensate in large part for incipient decline on the international market. In 2008 Aeroflot began regular flights to Norilsk, resumed flights to Khabarovsk and increased flight frequency to Krasnodar, Novosibirsk, Perm, Sochi and Yuzhno-Sakhalinsk.

Aeroflot made development of electronic trading a priority in 2008, implementing electronic ticketing technology in record time. A new web-site was launched and the share of Internet ticket purchases doubled from 5% to 10% of total passengers carried. The way forward in air transport today is clearly via simplification of business processes and reduction of costs by introduction of new technologies, and Aeroflot will prioritize electronic trading once again in 2009, targeting development of Internet sales, full-scale adoption of electronic ticketing technologies throughout Aeroflot Group, and introduction of self-service flight registration by passengers via Internet and mobile phone.

Impact of various negative factors led to major change in the balance of forces on the Russian market in 2008.
Several airlines, including some major carriers, were forced out of business in 2008. Airlines in Europe and America are experiencing difficulties. Tough

operating conditions have encouraged a trend towards consolidation among leading players. As one of the leading airlines in Europe, Aeroflot is a part of this process and has been studying acquisition opportunities, which have arisen. Management fully understands the importance of making the right decisions on M&A issues, and carefully weighs the potential benefits from any possible transaction.

A long-term strategic programme of fleet modernization has helped Aeroflot to withstand rapid increase of fuel prices.

Prices for jet fuel reached their historical peak at the end of the first half of 2008, and fuel spending was nearly 50% higher in 2008 than in 2007. Aeroflot brought a number of new aircraft into service in 2008, of which 11 from the A320 family and two long-haul A330-200 airliners. Modernization of the Company's medium-haul fleet is approaching completion, and work has successfully begun on renewal of the long-haul fleet. These actions, and withdrawal from service of fuel-hungry Tu-154 craft, enabled Aeroflot to reduce impact of fuel price increases on financial indicators. Total fuel consumption in 2008 was 1,226,200 tonnes (431 grammes per tonne-kilometer, which is 6% less than in 2008).

Another factor, exerting major influence on business results of the Company, is onset of global recession.

Aeroflot was well prepared for the crisis thanks to a responsible borrowing policy: the Company debt portfolio was close to zero when the crisis began. An anti-crisis package, designed by management, includes cost reduction, improvement of labour productivity, introduction of new technologies, and minimization of losses from expected fall of demand for air transport services. Aeroflot has already launched a new automated system for operational management, which encompasses all aspects of flight organization: flight planning, control over execution, optimization of the daily schedule, etc. The system has no analogue in Russia by scale and complexity, and will do much to improve Aeroflot's operational and financial efficiency.

Successful implementation of the main elements of Company strategy in previous years has created a firm foundation for Aeroflot's business, both in today's crisis environment and in the longer term.

In the last month of 2008 the Aeroflot Board of Directors reviewed the Company's Development Strategy for the period until 2015. The Strategy deals with development of the route network, the aircraft fleet and the Company as a whole. Russian and CIS markets are highlighted as a special priority for the Company's long-term sustainable development.

Aeroflot's overall aim is to increase its share in regular carrying by Russian airlines to 30—35% (by passenger numbers), while ensuring that operations remain profitable. Expansion of market presence will be through organic growth and acquisition of attractive assets. While maintaining and developing its business model as a network carrier, Aeroflot will pursue efforts to consolidate its status as an international-class airline, based on the best traditions of Russian civil aviation.

Safety is an absolute priority. The primary task today is to ensure that Aeroflot's own high standards are implemented by all subsidiaries and dependent companies. Any aircraft bearing the Aeroflot insignia must meet the highest safety requirements.

The disaster near Perm, involving an aircraft of the Company subsidiary, Aeroflot-Nord, represented a terrible loss for Aeroflot. We remain deeply affected by the tragedy and express our condolences once again to the family and friends of all those who perished in the disaster.

In the light of this tragedy we must emphasise that, now as always, flight safety is our main priority. Aeroflot is among international airline industry leaders by flight safety criteria. Aeroflot's flight safety ratio in 2008 was 99.955%, which matches levels of leading international carriers.

Checks on international flight safety, carried out in 2008 under the SAFA programme (Safety Assessment of Foreign Aircraft), gave Aeroflot a safety score of 0.68 (the lower the score, the less the risk of incidents), which is the best indicator among Russian airlines.

Aeroflot's chosen path is one of consistent strategy implementation and a constant search for new solutions in the context of the global economic crisis.

We have had to contend with difficult circumstances on many occasions in our history and have always found the right solutions. Our tactics in the coming year will be as they have been in the past: we will work assiduously and to schedule, ensuring that our

forces are sufficient for the tasks in hand. Aeroflot's managers and staff have already laid the foundations for successful Company development, and we are looking forward to further progress in 2009, despite the need to operate in the tough conditions of a global recession.

The biggest economic gains will be obtained from implementation of new technologies and improved labour productivity, reduction of spending on management and administrative staff, and replacement of aircraft with poor fuel efficiency by more fuel-efficient aircraft. A total of 24 modern aircraft will be added to our fleet in 2009, including six long-haul A330s. Opening of the new Aeroflot office in Melkisarovo and transfer of our sub-divisions there, as well as launch of operations at our new terminal, Sheremetyevo-3, will make a significant contribution to improvement of Company business results.

Opening of the new terminal – destined for a role as Europe's eastern gateway, – combined with re-equipment of the long-haul air fleet and close cooperation with the SkyTeam international alliance will enable Aeroflot to fully realize its concept of an international network airline and to attract significant flows of transit passengers.

Aviation is more than a high-tech industry. It is also creative and emotional work, which requires full commitment from all those taking part. Aeroflot has always been remarkable for its spirit of teamwork and high levels of individual responsibility. I would like to take this opportunity to thank everyone who works at the Company for the results achieved in very difficult circumstances during 2008.

Our Company has survived crises in the past, and has built up considerable reserves of strength. I am confident that Aeroflot will also overcome the present crisis, and will emerge from it as an even stronger airline with a higher ranking among international carriers. That confidence is based on Aeroflot's traditions, the professionalism of its staff, the Company's responsible attitude to every new undertaking, and overall focus on efficiency and innovation.

Yours Sincerely

Valery Okulov

MAIN ACHIEVEMENTS IN 2008

Aeroflot's 85th birthday

Aeroflot celebrated its 85th birthday on February 9, 2008. The anniversary was also that of Russian civil aviation as a whole. Aeroflot is the strongest and most experienced operator in the sector today, harmoniously combining commercial success with social responsibility.

In the European Top-5 for service

Survey of Flights in Europe (SoFiE), the IATA market research tool, which establishes a rating of customer satisfaction with service quality, found that Aeroflot ranked among the Top-5 European airlines by these criteria.

№ 1 for business travel

In April 2008 the Business Travel Academy awarded a prize to Aeroflot as part of the Travel Academy Awards 2007, recognizing the Company as "Best Airline for Business Travel".

Four new routes

Aeroflot began regular services on four new routes (Bratislava, Heraklion, Norilsk and Split) as part of its programme for development of the Company's own route network. Flights to Khabarovsk were resumed.

11 new A320s and 2 new A330s

Aeroflot started operations with 11 new medium-haul A320 and 2 long-haul A330 aircraft, made by the European aircraft builder, Airbus. The Company has the youngest fleet of any European airline operator.


АЭРОФЛОТ


85
successful
years



Certification

In March Aeroflot obtained a unified certificate from the international certification organization TÜV CERT attesting compliance of the Company's Quality Management System with the ISO 9001:2000 standard.

In April Aeroflot's Training Center for Aviation Personnel confirmed its licence for training of engineering and technical personnel working with A320 and B767 aircraft. The audit was carried out by the international auditing organization, GSAC (Groupement pour la Sécurité de l'Aviation Civile). The licence confirmation signifies compliance with Part-147 of the EASA (European Aviation Safety Agency), which is the European standard for quality control in conduct of training.

2 contracts for 15 new aircraft

In March 2008 Aeroflot signed an agreement with the Netherlands leasing company, AirCap, for delivery of 10 new A330-200 airliners on a operating lease basis for up to 10 years.

During the 46th aerospace industry show at Farnborough in the UK (Farnborough International Airshow 2008) Aeroflot sealed an agreement with Airbus for purchase of 5 A321 aircraft, fitted with CFM-56 engines.

Best environmental project of the year

At the end of the reporting year Aeroflot took a prize in the competition, "Best Environmental Project of the Year", topping the nominations for "Environmental protection technologies. Best project for energy saving and improvement of environmental efficiency in the transport sector". The prize was instituted by the Ministry of Natural Resources and the Environment of the Russian Federation. The nominations, in which Aeroflot was successful, reward developers of equipment, devices, and technical processes that serve to protect the environment and to ensure human environmental safety.


AEROFLOT
The world is yours
Main Site
Remember my selections
Worldwide
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A new www.aeroflot.ru

The Company's new Internet site was launched in 2008. The new site is designed to the highest international standards applicable for such on-line resources. It has been made more convenient for flight planning and booking purposes, offering maximum possibilities to passengers. From December the site can be used to book trips using air miles that have been earned as part of the Aeroflot Bonus scheme.

One million electronic tickets

In July 2008 Aeroflot sold its millionth electronic ticket since launch of the programme in March 2007. The number of electronic tickets sold had risen to more than 3 million by the end of the year.

Establishment of a jet fuel pricing mechanism

In November 2008 Aeroflot and main Russian oil companies agreed a price setting formula for jet fuel. The agreements were reached in accordance with government decisions and measures for regulation of fuel supplies.

Construction of Sheremetyevo-3

Operations at the new terminal are due to start in the third quarter of 2009. Sheremetyevo-3 will be the biggest destination and transit point in Eastern Europe.



2015 Development Strategy

In November 2008 the Board of Directors of Aeroflot approved an integrated development strategy for the airline up to 2015, including increase of passenger numbers to 20.9 million and of passenger turnover to 68.2 billion PKM.

Confirmation of Aeroflot's credit rating

AK&M Rating Agency confirmed Aeroflot's credit rating at "A+" with positive outlook.

Launch of automated passenger registration at airports in the Russian Federation

Systems of automated passenger registration for Aeroflot flights have been fully implemented at all airports where the Company has operations.

MAIN EVENTS SINCE DECEMBER 31, 2008

January

- Aeroflot began regular flights between Moscow and Eilat using A320 aircraft.

- A new 5000 Series A320 full-flight simulator (FFS A320 5000) was commissioned at the Aeroflot Training Complex. The simulator is the latest development by the Canadian company CAE and has specifications, which are superior to international qualifying standards and ensure fulfilment of training requirements for flight crew in compliance with international flight and licensing documents.

- Decline of fuel prices enabled Aeroflot to offer flexible fares. The Company started offering tickets at special rates on an ongoing basis for certain domestic and international routes. This both raises commercial load factor and offers a market research mechanism, gauging elasticity of demand on various routes.

February

- Aeroflot took delivery of three more Airbus A320 aircraft, raising their total number in the Company fleet to 27. One of the new aircraft has been named after Stepan Krasheninnikov, the renowned Russian ethnographer, geographer and traveller, who did much to extend knowledge of Siberia and Kamchatka. The second has taken the name of Gennady Nevelsky, the Russian admiral and explorer of the Far East, and the third A320 has been named after Vladimir Obruchev, the Russian geologist, geographer and fantasy writer.





- The Aeroflot Board of Directors approved a 3.195 billion rouble capital investment plan for 2009, including completion of main projects: expansion of facilities for servicing the updated aircraft fleet, modernization of fixed assets (particularly those associated with flight safety), and commissioning of the Sheremetyevo-3 terminal complex.

- The regular Annual Meeting of Shareholders of Aeroflot was scheduled for June 20, 2009.

March

- The Company took delivery of one Airbus A320 and one A319, raising numbers of each type of aircraft in the Aeroflot fleet to 28 and 13, respectively. The new craft were given the names Yury Gagarin (after the Soviet pilot and cosmonaut, who became the first man in space) and Vasily Golovin, after the Russian seafarer and traveller (vice-admiral, corresponding member of the St.Petersburg Academy of Sciences and Knight of the Order of St. George, 4th class).

- A new automated system for operational management was launched. The system encompasses all elements of flight management: flight planning, supervision of flight implementation, optimization of daily planning, and resolution of non-standard situations. The system takes over a large numbers of routine operations, which were previously carried out manually by air traffic controllers, giving more time for decision making and thereby raising the level of flight safety.

- A programme of strategic cooperation with Gazprombank was signed, concerning air transport services to companies in Gazprombank

Group and main corporate customers of the bank, as well as implementation of a joint project for issue of a Gazprombank – Aeroflot Bonus card.

- Aeroflot and the Federal Agency for Air Transport signed an agreement on subsidies to Aeroflot to reimburse the cost of discounted air travel services to and from European Russia for inhabitants of the Russian Far East. Use of the subsidies is strictly defined and they cannot be used by the Company for any other purpose.

April

- Vitaly Savelyev started work as the new CEO of JSC Aeroflot on April 10, 2009, after being appointed to the post by Aeroflot's Board of Directors. Mr. Savelyev joins Aeroflot from AFK Sistema, where he was a member of the Board of Directors and Head of the Telecoms Division. He has vast experience in the banking and financial sectors and previously served as Russia's Deputy Minister of Economic Development and Trade from 2004 to 2007.

- Aeroflot took delivery of one more Airbus A320, bringing the total number of such aircraft in the Company fleet to 29. The new craft was named after Major-General Nikolai Przhevalsky, a member of the Russian Geographical Society and Academy of Sciences. The A320 was acquired as part of an operational leasing transaction with the company AerCap, signed in 2007.

- Aeroflot was acclaimed winner of the two main nominations in the competition, "Wings of Russia 2008": "Airline of the year for passenger carrying on domestic routes", and "Airline of the year for passenger carrying on international routes" (selected among large airline companies).



May

- Aeroflot and Mongolian Airlines (MIAT) reached a code-sharing agreement for the route between Moscow and Ulan Bator. Aeroflot will carry out joint operation of flights on Boeing 767 and A320 airliners, increasing weekly flight frequency from three to five. MIAT will halt operations on the route

- Aeroflot began flight operations to Vladivostok using new Airbus A330 aircraft with improved levels of comfort. The action coincides with implementation of the government programme of special fares for inhabitants of the Far East. More than 9000 pas-



sengers from these regions, including nearly 2000 people from Vladivostok, have bought tickets on regular Aeroflot flights with 50% discount



- The Federation Council (the upper house of the Russian Federal Assembly) awarded a "Debut" diploma to the first Social Report issued by Aeroflot (for 2005–2007). The award was in the framework of the 2009 annual Russian prize, "For the best social report or sustainable development report"

June

- The Annual General Meeting of Shareholders of Aeroflot was held on June 20.


Milan
Los Angeles

1 INTEGRATED DEVELOPMENT STRATEGY: Progress in 2008 and Tasks for 2009


AEROFLOT
Russian Airlines
SKYTEAM
E. SVETLANOV
Omsk
Samara

Aeroflot leads the Russian air transport industry and its strategic goal is to build a company of international class. The Airline is oriented to achievement of the highest international standards and to raising its competitiveness on the global market for air transport.

In 2008 the Board of Directors of Aeroflot confirmed main tasks and target indicators for the Company's development strategy until 2015.

The following tasks have been defined in the framework of the Aeroflot development strategy:

- Maintaining a high level of flight safety.
- Maintaining the Group's leadership of the Russian airline industry and expanding its share of the domestic air transport market.
- Development of the route network jointly with partner airlines.
- Creation of an efficient hub ("Europe's Eastern Gateway") at Sheremetyevo Airport.
- Development by the Company of a modern, competitive and unitary air fleet.
- Ensuring profitability of Company operations.
- Development of e-commerce.
- Introduction of lean-technologies at key Aeroflot sub-divisions.
- Brand development and efficient brand management.
- Expanding the Company's customer loyalty programme.
- Creation of an efficient system for attracting corporate clients.

2015 Strategy, Aeroflot Target Indicators

- *20.9 million passengers;*
- *68.2 billion PKM passenger turnover;*
- *35% of regular passenger carrying by Russian airlines;*
- *85% of flights to schedule;*
- *4.3-point product score (as surveyed by the market research agency, ScanMarket).*

Aeroflot's business results in 2008 demonstrate consistent implementation of the chosen model of business development, ensuring attainment of the Company's strategic goal. Tasks in the reporting period were as follows:

- maintaining a high level of flight safety;
- achieving growth rates for domestic carrying in excess of the sector average;
- renewing and expanding the aircraft fleet;
- preparing Sheremetyevo-3 terminal for operational launch;
- improving product quality at all stages of passenger service;
- intensive development of direct sales channels and electronic ticketing;
- strengthening of cooperation with foreign partners in the SkyTeam alliance;
- creating the Company's own flying school;
- implementing a cost cutting program..

MAINTAINING A HIGH LEVEL OF FLIGHT SAFETY

Flight safety in 2008 was at a level of 99.955%, which matches levels achieved by leading international air carriers.

Flight safety inspections as part of the SAFA programme (Safety Assessment of Foreign Aircraft) awarded Aeroflot a safety coefficient of 0.68, down from 0.8 in 2007. A lower coefficient represents lower risk of aviation incidents, and Aeroflot's result is the best of any Russian airline.

However, the disaster involving an aircraft of the Aeroflot subsidiary, Aeroflot-Nord, on September 14, 2008, led to tightening of the rules for cooperation with subsidiary companies of Aeroflot Group, with special focus on flight safety issues.

At the end of October 2008 a committee was set up within Aeroflot to implement a system of flight safety management in accordance with ICAO requirements. The purpose of the system is to identify risks that arise in the process of airline operations, to assess the danger, which they represent, and to eliminate or reduce them to an acceptable level.



ACHIEVING GROWTH RATES FOR DOMESTIC CARRYING IN EXCESS OF THE SECTOR AVERAGE

Development of carrying on domestic routes is a strategically important task for Aeroflot. Winning of dominant positions on the internal market and full use of its potential are essential conditions for Aeroflot to be competitive in the world arena.

Carrying by all Russian airlines on domestic routes rose by 8% during 2008 to a level of 26.2 million passengers.

Growth of passenger numbers carried by Aeroflot on domestic routes last year was 27%, representing a growth rate more than three times higher than the average for the sector. Such major increase in carrying volumes was accompanied by improvement of the passenger load factor (by 0.3% to 73.8%). For comparison, average seat occupancy on internal flights across the industry was 71.2% in 2008.

RENEWING AND EXPANDING THE AIRCRAFT FLEET

In the course of 2008 the Aeroflot fleet was expanded by addition of 11 new A320 aircraft made by Airbus. The total number of aircraft in the Company fleet from the A319/320/321 family thus increased to 45.

Aeroflot also acquired 2 new long-haul, wide fuselage A330-200 aircraft direct from the manufacturer in December last year. The liners were supplied in

a two-class assembly: each has 34 seats in business class and 207 in economy class.

These aircraft offer passengers a level of service to the highest international standards. They are equipped with an up-to-date in-flight entertainment system, which allows every passenger (regardless of the class, in which he is travelling) to choose between various options: audio and video channels, a map of flight progress, computer games, and observing the landscape, which the aircraft is crossing, via specially mounted video cameras.

Delivery of 18 new aircraft from the A320 family and 6 from the A330 family is scheduled for 2009. Aeroflot will also receive the first Russian-built SSJ-100s.

INTENSIVE DEVELOPMENT OF DIRECT SALES CHANNELS AND ELECTRONIC TICKETING

In June 2008 Aeroflot completed changeover to electronic ticketing (ET) technology, in compliance with the relevant IATA resolution. The Company issued more than 3 million electronic tickets in 2008.

Use of electronic ticketing has enabled Aeroflot to significantly increase sales volumes over the Internet. By the end of 2008 direct electronic sales via the Aeroflot web-site had risen to 10% of total sales. Further development of electronic sales in 2009 should bring their share to 15% of the total.

PREPARING SHEREMETYEVO-3 TERMINAL FOR OPERATIONAL LAUNCH

Implementation of Aeroflot's most important project — creation of the Company's own terminal at Sheremetyevo International Airport — is proceeding in accordance with Company plans and the approved construction schedule. Construction of runways and taxiways has been completed, internal fittings have been completed throughout 10,000 square meters of international and domestic departure lounges, and the distinctive 15-metre glass cupola, which surmounts the terminal, has been assembled and fully glazed.

Operators for bars, restaurants and retail outlets were selected in 2008. The operators are leading names in Russian and international restaurant services, as well as one of the biggest international retail companies.

Opening of the terminal is scheduled in the third quarter of 2009, and it will be operating at full capacity in 2010. The new terminal will be capable of handling up to 3300 passengers per hour and will offer C-standard comfort levels, measured by IATA methodology for airport development design.





IMPROVING PASSENGER SERVICE QUALITY

The IATA monitoring study, Survey of Flights in Europe (SoFiE), confirmed the efficiency of steps by Aeroflot to improve the quality of its services. In 2008 Aeroflot took fifth place in business class and sixth place in economy class among the 12 leading European airlines, measured by the balance between service quality and ticket price. Levels of customer satisfaction with Aeroflot service on European flights are relatively steady, as shown by the fifth and sixth-place rankings for business and economy classes, and Aeroflot was in pole position in many comparisons with other airlines.

STRENGTHENING OF COOPERATION WITH FOREIGN PARTNERS IN THE SKYTEAM ALLIANCE

Aeroflot remained an active participant of the SkyTeam global airline alliance last year, developing commercial cooperation on the basis of interline agreements, electronic interline tickets and code sharing. An agreement with China Southern Airlines on joint operation of flights was activated in 2008 and the number of marketing routes via airport hubs of alliance airlines was expanded.

In November 2008, as part of the Mileage Upgrade initiative, Aeroflot introduced a programme of upgrades for frequent-flyer passengers to higher service classes on flights of any SkyTeam airline. Customers of Aeroflot bonus programmes can use their air miles to obtain a premium service-class upgrade (by one level from economy class) on flights of any SkyTeam alliance airline, with the exception of Alitalia.

CREATING THE COMPANY'S OWN FLYING SCHOOL FOR TRAINING OF AEROFLOT PILOTS AND PILOTS OF OTHER COMPANIES

Aeroflot has a wealth of technical resources and methodologies for training purposes, and there is increasing demand in Russia and worldwide for qualified airline personnel (Aeroflot alone has need of 230 new pilots each year). So creation of the Company's own flying school can be seen as a natural step.

In October 2008 Aeroflot completed the preparatory stage for creation of its flying school. The project will be implemented jointly with other Russian pilot training schools (Sasovo and Ulyanovsk).

The new school is being set up in three stages: general preparations (January-August 2008), first-stage creation of the pilot training base (September 2008-March 2009), and second-stage preparation of the pilot training base (April 2009).





During the preparatory stage Russian Federal Aviation regulations and ICAO regulations were used for creation of a business plan. Training programmes were also designed for non-professional pilots, for retraining of non-professional pilots as commercial aviation pilots, and for retraining of navigators and flight engineers as commercial aviation pilots.

Pilots will be trained using the Diamond DA-42 Twin Star aeroplane, produced by the Austrian manufacturer, Diamond Aircraft. Instructors have been taught to work with DA-40/42 trainers (one of these trainers has already been installed at Aeroflot's Aviation Personnel Training Center), engineering and maintenance staff are in place for servicing of the trainers, and study groups of Aeroflot navigators and flight engineers are ready to begin the learning process.

MANAGEMENT OF ADVERTISING MEDIA

Based on an analysis of international experience, Aeroflot decided in November 2008 to consolidate management of its advertising media under the control of a single operating company. This will:

- create an efficient informational and media space, promoting the brand ideology of a national air carrier;
- provide informational and entertainment services to passengers to standards, matching those of leading international airlines;
- increase Company revenues from advertising.

The operator will be Inflight Entertainment Group, a consortium of companies with extensive experience of the advertising business.

COST CUTTING PROGRAMME

Rapid growth of jet fuel prices significantly increased Aeroflot's costs — to an extent, which could not be compensated by growth of air transport revenues. Company management therefore decided in September last year to create an anti-crisis group for design and implementation of cost-reduction measures in main areas of Company business. Consulting support is being provided by McKinsey. Efforts of the anti-crisis group are not limited to finding ways of saving money and rejecting loss-making programmes, but are also targeted at mobilizing staff potential in order to improve Company performance.

TASKS FOR 2009:

- Development and extension of the flight safety management system;
- Full-scale installation of electronic ticket technologies, both at Aeroflot and Aeroflot subsidiaries;
- Increase of the share of sales via the Company's web site and call center;
- Completion of the new terminal, Sheremetyevo-3, and its launch as Aeroflot's operating hub;
- Establishment of new business processes and improvement of airport services (jointly with Sheremetyevo International Airport);
- Modernization and optimization of the aircraft fleet;
- Implementation of a cost-cutting programme;
- Development of a strategic management system, with automated control over business indicators at all sub-divisions and over strategic indicators;
- Introduction of "lean production" technologies at all key sub-divisions of Aeroflot;
- Development of an anti-crisis marketing strategy;
- Creation of a comprehensive system for attracting and selling tickets to corporate customers, and expansion of the loyalty programme for frequent flyers.


Norilsk
Ufa
Astrakhan

2 | OVERVIEW OF THE AIR TRANSPORT MARKET

THE GLOBAL MARKET

Main factors influencing the air transport industry worldwide in 2008 were high prices for jet fuel, which peaked in the first half of the year, and the international financial crisis, which began in the second half of the year. Despite significant lowering of fuel prices in the last quarter of 2008, impact of the crisis left the industry struggling for survival. Absence of relatively cheap sources of credit and reduction of customer demand meant that air transport business was loss-making. Figures from the International Air Transport Association (IATA) show overall losses of USD 8.5 billion for the global industry in 2008, in stark contrast with 2007, which was the first profitable year for air transport in the previous seven years. Passenger carrying by air rose by only 1.6% in 2008 and air freight volumes fell by 4%.

Figures for 2008 alone fail to show the depth of the decline, which has continued in 2009. Decline of passenger carrying volumes in January 2009 exceeded that in December 2008 by a whole percentage point, reaching 4.6% year-on-year. January was the fifth successive month of decline in passenger carrying volumes worldwide. Airlines responded to shrinking demand by reducing their carrying capacities (by 2% year-on-year in January 2009), but the reductions have not kept pace with the fall in


Oil price, USD/barrel
Loss/Profit, USD billion
120
100
80
60
40
20
0
15
10
5
0
- 5
- 10
- 15
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009E
Loss/Profit
Oil price

Source: IATA; ICAO

demand: passenger revenue load fell by 2.8 percentage points year-on-year in January 2009 compared with January 2008, to 72.8%. Fall of revenue load entails reduction of airline revenues. The situation with freight carrying, which is one of the most crisis-sensitive areas of the economy, is even worse: the decline in December 2008 compared with December 2007 was 22.6%, and the year-on-year fall was even larger in January 2009, at 23.2%.

The biggest decline of customer demand due to the financial crisis was in high service classes. This was similar to what happened in the air transport crisis, which followed the events of September 11, 2001. Airlines, which devoted more of their passenger capacity to first- and business-class seating, were the hardest hit.

A revised forecast by IATA in March 2009 suggests that losses of the global air transport industry this year, assuming oil prices of USD 50 per barrel, will be in excess of USD 4.7 billion. The forecast also predicts reduction of passenger carrying by 3%, of freight by 5%, and a 3% fall in profitability. Sales of air carriers are expected to decline by USD 35 billion to USD 501 billion from USD 536 billion in 2008. Reduction of total losses in 2009 compared with 2008 is due to the large decline of jet fuel prices.

IATA experts believe that losses of European carriers will increase by 10 times in 2009 compared with 2008 to around USD 1 billion. Asia-Pacific carriers will lose about USD 1.7 billion, losses of Latin American and African airlines will be about USD 600 million each, and Middle East operators should expect to lose USD 900 million. The fall in fuel prices may be sufficient to generate a modest profit (of the order of USD 100 million) for US airlines. Practically all of the world's airlines are working on cost-optimization programmes, reducing personnel to a greater or lesser extent, and postponing acquisition of new aircraft.

Sharp increase of fuel prices and impact of the financial crisis has intensified trends towards airline consolidation. The three leading European airline companies — Air France-KLM, British Airways and Lufthansa — have very ambitious plans for expansion of their business through acquisition of other carriers. Resulting economies of scale and synergy effects offer new opportunities, even in the crisis environment.

Airline profits and losses in 2008, USD billion


-4
-3
-2
-1
0
North America
Middle East
Latin America
Europe
Asia-Pacific
Africa

Source: IATA

Forecast airline profits and losses in 2009, USD billion


-1.5
-1
-0.5
0
North America
Middle East
Latin America
Europe
Asia-Pacific
Africa

Source: IATA

THE RUSSIAN MARKET

Despite the unfavourable situation on the world market, 2008 was one of the most successful years in the history of the Russian air transport sector.

The recession, which started in October last year, could not prevent all main Russian air transport segments from showing growth of their main indicators through 2008.

Russian airlines carried 49.8 million people in 2008, which is 10.4% more than in 2007. Passenger turnover also grew by 10.4% to 122.6 billion PKM. Freight volumes rose by 6.4% to 779,400 tonnes. Growth rates for regular and non-regular carrying were almost the same.

Routes outside Russia and the CIS showed the biggest increase in passenger traffic . Growth was 13.2% to 20.3 million passengers. A total of 26.2 million passengers were carried on routes inside Russia, representing an increase of 8% compared with 2007, and carrying on CIS routes was 8.1% more than in 2007 at 3.4 million passengers.

Russian airlines carried 779,400 tonnes of freight in 2008 (6.4% more than in 2007) and freight turnover rose by 7.8% to 3.7 billion TKM. Freight carrying on international routes increased by 12.6% to 519,900 tonnes, but there was a decline of 4.1% to 259,400 tonnes on internal flights.

The fastest growth among leading Russian airlines (those with more than 3 million passengers) was shown by Transaero, which increased passenger numbers by 49.7%. Transaero increase carrying volumes in all market segments, but particularly in non-regular international business (76.8% growth of passenger numbers). The company is the undisputed Russian leader in this market segment.

Second and third positions for carrying growth were taken by the airline Sibir (including its subsidiary, Globus) and by Aeroflot Group, with respective growth rates of 13.9% and 13.7%.

Among other leading airlines, UTair showed 10.3% growth (equal to the sector average), while growth by GTK Rossiya was below the sector average at 7.4%.

Growth of carrying by Russian airlines


779.4
732.0
122.6
111.0
45.1
49.8
2007
2008
Passengers, millions
Passenger turnover, billion pkm
Freight, thousand tonnes

Aeroflot independently carried 9.3 million passengers in 2008, which is 13.5% more than in 2007. The Company's share in the overall number of passengers carried by Russian airlines in 2008 was 18.6%, and its share in passenger turnover was 22.2%.

Aeroflot retained its absolute dominance on the market for international carrying (the Company accounted for 42.4% of passengers on regular international routes, while the share of second-place Transaero was 16.5%). At the same time, the Company strengthened its positions on the strategically important domestic market: passenger numbers on domestic routes increased by 27%, compared with average increase of 8% across the sector. Rapid expansion of domestic business raised Aeroflot's share of total carrying inside Russia from 13.6% to 16.1% by passenger turnover and from 11.6% to 13.7% by passenger numbers.

Breakdown of passenger turnover between Russian airlines (domestic and international carrying), 2008


21.3% Others
25.4% Aeroflot Group
3.0% Atlant-Soyuz
3.2% Ural Airlines
3.6% Vim-Avia Group
14.3% Transaero
4.1% UTair
5.7% AirUnion
6.4% GTK Rossiya
12.9% Sibir*

Including its airline subsidiaries, Aeroflot-Don and Aeroflot-Nord, Aeroflot Group accounted for 20.2% of domestic carrying by passenger turnover and 19.3% by passenger numbers in 2008.

Sibir (including Globus) was the second biggest passenger carrier on domestic routes, with 18.8% of passenger turnover and 16.5% of passenger numbers.

Sector rankings for domestic passenger carrying (passenger turnover, %)


20.2
18.8
8.6
5.5
4.3
4.3
3.9
Aeroflot Group
Sibir*
UTair
Transaero
GTK Rossiya
Vladivostok Avia
Krasnoyarsk Airlines

Sector rankings for domestic passenger carrying (passenger numbers, %)


19.3
16.5
11.1
6.1
3.9
3.0
2.7
Aeroflot Group
Sibir*
UTair
GTK Rossiya
Nebesny Express
KD Avia
Ural Airlines

* including Globus

Sector rankings
for international passenger carrying
(passenger turnover, %)


29.4
21.0
8.5
7.9
5.3
5.1
3.7
Aeroflot Group
Transaero
Sibir*
GTK Rossiya
Vim-Avia
Atlant-Soyuz
Orenburg Airlines

Sector rankings
for international passenger carrying
(passenger numbers, %)


27.7
17.9
9.2
8.2
5.9
5.5
3.5
Aeroflot Group
Transaero
Sibir*
GTK Rossiya
Atlant-Soyuz
Vim-Avia
Orenburg Airlines

Aeroflot Group was the second biggest Russian air freight carrier in 2008. The Company transported 87,900 tonnes of freight and post during the year. Volumes including business of subsidiary passenger airlines and the specialized freight airline, Aeroflot-Cargo, were 159,100 tonnes, representing 20.4% of total carrying in the sector. The biggest Russian freight carrier in 2008 was Volga-Dnepr, which transported 267,800 tonnes or 34.4% of the sector total. Third position was taken by Sibir with 43,600 tonnes or 5.6% of all freight carrying.

Breakdown of cargo carrying between Russian airlines, 2008


39.6% Others
34.4% Volga-Dnepr
5.6% Sibir*
20.4% Aeroflot Group

* including Globus

Overall growth of air transport services in 2008 was largely due to results in the first half of the year. Growth of the number of passengers carried by Russian airlines in the first six months of the year was 21.9%, while the increase for freight and post was 27.5%. Fuel prices rose to a peak during the same period. Prices for jet fuel at Moscow airports, which handle 70% of carrying by Russian airlines, had risen by 40% in June compared with the start of the year (it should also be remembered that fuel prices had already risen by 30% in the last quarter of 2007).

In these circumstances, the share of spending on fuel in operating costs of most Russian airlines exceeded 60—70%. More than half of carrying by Russian operators, carried out using Russian-made, fuel-intensive aircraft of the previous generation, became highly loss-making. By the end of the summer many airlines had accrued large debts to fuel providers at airports. The providers refused to continue servicing of debtor airlines, which led to a spate of flight delays during the peak months for passenger carrying (August-September).

High prices for fuel in recent years have forced all of the leading Russian airlines to rapidly develop the share of western-made aircraft in their fleets, despite high customs duties on nearly all types of imported aircraft.

Aeroflot plans to withdraw all of its Tu-154M aircraft from service during 2009, so that no aeroplanes of this types will remain in the Company fleet by 2010.Sibir (operating under the "S7 Airlines" brand), has also stopped using Soviet-generation Tu-154 and Il-86 aircraft. Sibir took delivery of four Boeing 767-300s last year, which it operates jointly with its subsidiary, Globus. Five aircraft from the A320 family were also supplied to Sibir, raising the total number of such craft in the company fleet to 21. The Sibir fleet also acquired its first long-haul Boeing 767-300.

Weighted average fuel price in 2007—2008, USD per ton


2008
859
864
900
928
1 050
1 169
1 221
1 189
1 037
970
806
705
2007
613
607
606
619
637
638
651
653
651
672
731
838
January
February
March
April
May
June
July
August
September
October
November
December

Transaero continued to increase its carrying capacity in 2008 through addition of long-haul aircraft. The Transaero fleet was supplemented by four Boeing 747s, four Boeing 767s, and two Boeing 777s. The airline also acquired one medium-haul Boeing 737 last year.

GTK Rossiya made significant additions to foreign aircraft in its fleet, taking delivery of five Airbus A320s and three Boeing 767s.

Despite decisive growth in the first half of the year, nearly all Russian airlines began to experience borrowing difficulties by the end of the summer due to intensification of the global financial crisis. It should also be noted that accumulated financial problems put airlines at a disadvantage when the crisis stuck, since many companies had greatly increased their debt burden in the preceding period.

Impact of the financial crisis on consumer demand for air transport was felt from September 2008. Passenger growth rates slowed down, and were negative by the end of the year. Overall growth of passenger carrying by Russian airlines fell to 3.6% in September and 0.8% in October, and passenger numbers declined by 6.5% in November and 12% in December.

There is no doubt that 2009 will be a difficult year for the air transport industry, both globally and in Russia. Airlines will face reduction of demand for their services, and problems with both current business financing and aircraft fleet renewal. However, the new climate offers a window of opportunity for leading airlines to rapidly increase their market share through mergers & acquisitions, increased loyalty of existing customers and attraction of new customers.

Passenger carrying by Russian airlines in 2007—2008, thousand passengers


7000
6000
5000
4000
3000
2000
1000
0
January
February
March
April
May
June
July
August
September
October
November
December
2008
2007

Source: Russian Transport Clearing Chamber


Magadan •
• Irkutsk
• Volgograd
• Anapa

3 | OPERATIONS

SAFETY AND SECURITY

Flight safety and aviation security are vital aspects of Company business. The programmes and systems, which have been put in place at Aeroflot, ensure that a high level of flight safety is maintained and that passengers and Company aircraft are protected from illegal interference.

Flight safety

Aeroflot works constantly to identify risks associated with flight security and to ensure that suitable measures are taken for their prevention. A committee was set up inside the Company during 2008 to work on a flight safety management system that complies with ICAO requirements. The system will identify risks that arise in the process of airline operations, assess the danger, which they represent, and either eliminate them or reduce them to an acceptable level.

Average flying time per incident in 2008 was 8445 hours, which is a high level (more than three times higher than the sector average).

The flight safety ratio in 2008 was 99.955%. This is higher than the average level in 2007 (99.936%) and falls within the range classified as "high" (99.9%—100%).

A programme for maintaining airworthiness of Company aircraft is a key aspect of the flight safety system. Aeroflot's Aviation Technical Complex (ATC) is the largest of its kind in Russia and provides comprehensive maintenance and repair services, both for Aeroflot aircraft and for aircraft of other companies. The Center is certified for conduct of C-checks (heavy checks) on aircraft of the A320 family, and carries out such checks independently for the Aeroflot fleet. Aeroflot uses the most up-to-date methods for analysis and conduct of repair and maintenance work.

The ATC's Aviation Technical Center occupies about 23,000 square metres, including three hangars for technical servicing of Russian- and foreign-made aircraft. The ATC has more than 3000 items of ground equipment and up-to-date facilities at its disposal.

Aeroflot also works closely with some of the best-known international suppliers of repair and maintenance service, such as Lufthansa Technik, as part of its airworthiness programme.

Changes over recent years in the structure of Aeroflot's aircraft fleet (particularly the decommissioning of Russian-made Tu-134s and Tu-154s, and addition of an increasing number of foreign-made craft), have necessitated major adjustments to the Center's organization and management system as well as reallocation of personnel, reflecting changes in the volumes of repair and maintenance work.

Improved labour productivity and reorganization of tasks have enabled significant reduction of the number of personnel working in the ATC (by 11% from 2584 to 2290), and this will lead to a reduction of costs in 2009.

Flight safety, %


99.904
99.936
99.955
Ranges
High
Medium
Low
Threat
2006
2007
2008

Aviation Security

Aviation security measures by Aeroflot are intended to protect the life and health of passengers and of Aeroflot personnel during execution of their duties, as well as to prevent illegal interference with Company operations and any attempts to cause financial damage to the Company.

Various institutions confirmed Aeroflot's compliance with aviation security standards during 2008, including the Federal Service for Transport Supervision (attached to the Russian Transport Ministry), TUV CERT, and an autonomous non-profit organization – the Center for Certification of Aviation Security Facilities.

During 2008 Aeroflot's Aviation Security Service checked observance of aviation security standards in ground handling of Company flights at airports in Ekaterinburg, Surgut, Nizhnevartovsk, Astrakhan, Ufa, Sochi, Petropavlovsk-Kamchatsky (Russia), Helsinki (Finland), Nice (France), Bangkok (Thailand), Beirut (Lebanon), Baku (Azerbaijan), Seoul (South Korea), Milan (Italy), and Damascus (Syria). Inspections of security at Aeroflot offices and representative offices were also carried out.

The Company's Aviation Security Service continued work in 2008 to improve performance of its UAGK-VV device for detection of gas components emanating from explosives. The device is a part of the Company's aviation security system, developed in 2007, for distance analysis of air quality. Aeroflot was also awarded a medal and a "Quality and Security Guarantee" diploma for creation of mobile dog teams, which are part of the Company's aviation security effort.

Aeroflot pursued implementation of various specific security programmes during 2008, including solution of restless passenger issues, security presence on high-risk flights, protection of Company revenues (supervision of passenger carrying), and an integrated system to ensure security at Airline facilities.

PASSENGER OPERATIONS

Aeroflot Croup carried 11.6 million passengers and 159,200 tonnes of cargo and mail in 2008. Passenger turnover for the year was 31.2 billion RPK and cargo turnover was 835,900 TKM.



The Group expanded its operating results for all types of passenger carrying in 2008 compared with 2007: passenger turnover rose by 11.8% and passenger numbers increased by 13.7%.

Growth of passenger carrying capacity by 10.5% was accompanied by 0.7% increase in seat occupancy (passenger load factor) to a level of 70.9%. Cargo load factor was 57.9%, maintaining the previous year's level despite 8.3% increase of total capacity.

Passenger carrying on domestic routes

Aeroflot Group continued to increase volumes of domestic passenger carrying in 2008. The share of the domestic market in total passenger carrying rose by 1.8% to 43.5% and total passenger numbers on the Company's internal flights were 5.1 million, which is 18.7% more than in 2007. Capacity was expanded by 21.2% and seat occupancy rose by 0.5 percentage points to 71.9%. Passenger turnover was 21.9% higher. All domestic carrying was on regular flights.

Passenger carrying on international routes

Aeroflot carried a total of 6.5 million people on international routes in 2008, representing 56.5% of all Company passengers and 65.9% of passenger turnover. International passenger turnover rose by 7.1% and passenger numbers by 10.1%.

Operating results of Aeroflot Group in 2007—2008

Domestic	2008	2007	Change
Passengers carried, thousands	5,050.1	4,256.3	+18.7%
Revenue passenger kilometers, million RPK	10,634.1	8,712.4	+21.9%
Available revenue kilometers, million RPK	14,782.6	12,197.4	+21.2%
Passenger load factor, %	71.9	71.4	+0.5pt
Share of regular traffic*, %	99.7	100	-0.3 pt
Cargo and mail, thousand tonnes	41.3	38.2	+8.1%
Cargo turnover, million TKM	160.7	156.4	+2.7%
Tonne kilometers, million TKM	1,117.8	940.5	+18.9%
Available tonne kilometers, million TKM	1,812.7	1,493.7	+21.4%
Commercial load factor, %	61.7	63.0	-1.3 pt
International			
Passengers carried, thousands	6,550.2	5,948.9	+10.1%
Revenue passenger kilometers, million RPK	20,528.0	19,166.9	+7.1%
Available revenue kilometers, million RPK	29,143.6	27,538.4	+5.8%
Passenger load factor, %	70.4	69.6	+0.8 pt
Share of regular traffic*, %	92.0	99.3	-7.3 pt
Cargo and post, thousand tonnes	117.9	115.5	+2.1%
Cargo turnover, million TKM	675.2	694.7	-2.8%
Tonne kilometers, million TKM	2,522.7	2,419.7	+4.3%
Available tonne kilometers, million TKM	4,473.7	4,312.0	+3.8%
Commercial load factor, %	56.4	56.6	-0.2 pt
Total			
Passengers carried, thousands	11,600,3	10,205.2	+13.7%
Revenue passenger kilometers, million RPK	31,162.1	27,879.3	+11.8%
Available revenue kilometers, million RPK	43,926.2	39,735.8	+10.5%
Passenger load factor, %	70.9	70.2	0.7pt
Share of regular traffic*, %	95.2	99.5	-4.3 pt
Cargo and post, thousand tonnes	159.2	153.7	+3.6%
Cargo turnover, million TKM	835.9	851.1	-1.9%
Tonne kilometers, million TKM	3,640.5	3,360.2	+8.3%
Available tonne kilometers, million TKM	6,286.4	5,805.7	+8.3%
Commercial load factor, %	57.9	57.9	-

Regional structure of carrying on regular routes, 2007—2008

Region	Passenger numbers, thousand		Passenger turnover, million pkm		Passenger turnover capacity, million pkm		Occupancy, (%)	
	2007	2008	2007	2008	2007	2008	2007	2008
America	314.0	301.8	2,762.0	2,640.6	3,798.5	3,690.3	72.7	71.6
Middle East and Africa	723.6	547.7	1,786.6	1,466.9	2,467.6	2,037.7	72.4	72.0
Asia (including Japan)	914.4	1,002.2	5,897.0	6,277.8	8,180.7	8,435.8	72.1	74.4
Europe	3,252.1	3,255.3	7,202.0	7,136.5	10,874.0	11,055.9	66.2	65.0
Russia	5,034.5	4,245.1	10,606.5	8,696.2	14,740.1	12,166.6	72.0	71.5
CIS	802.9	785.9	1,515,8	1,479.8	2,131.4	2,055.2	73.8	72.0
Total	11,041.5	10,138.0	29,769.9	27,697.8	42,192.3	38,866.1	71.0	71.3

* Number of passengers carried

Most of international carrying (99.5%) was on regular flights. Capacity increased by 5.8% and seat occupancy on international flights rose by 0.8 percentage points to 70.4%.

ROUTE NETWORK

Main efforts by Aeroflot Group in 2008 were focused on development of the route network in Russia and Europe and on realization of Russia's transit potential.

In 2008 Aeroflot operated its own flights from Moscow on 99 routes with average frequency of 9.1 flights per route per week (respective figures for 2007 were 94 flights and 8.75 flights per route per week). Taking account of code-sharing agreements with airline partners, Aeroflot offered passengers 163 routes with average frequency of 9.4 flights per route per week (respective figures for 2007 were 138 routes and 9.3 flights per route per week).

On the domestic market the Company operated its own flights to 30 destinations with average frequency of 12 flights per route per week. There was at least one daily flight on 12 routes, and two or more flights on another 13 routes. The medium-haul network consisted of 78 routes, with average frequency of 10.3 flights per route per week. The long-haul network consisted of 21 routes with frequency of 4.5 flights per route per week or more.

The connection coefficient on Aeroflot's own flights was little changed from 2007 (11.5 in 2008 compared with 11.6 in 2007).

Transit volumes within the Company's route network grew by 6.9% to 2.4 million passengers, representing 25.8% of total passenger volumes.

Regular flights were commenced on four new routes:

- Moscow — Heraklion
- Moscow — Split
- Moscow — Bratislava
- Moscow — Norilsk

Ratio between international and domestic carrying, thousand passengers


3,578.7
5,175.2
4,256.3
5,948.9
5,050.1
6,550.2
2006
2007
2008
Domestic
International

Seat occupancy (%)


69.1
71.2
69.6
71.4
70.4
71.9
2006
2007
2008
Domestic
International

Increase of flight frequency to destinations in Russia

DESTINATION	NUMBER OF FLIGHTS	
	2007	2008
SOCHI	14	21
KRASNODAR	25	33
PERM	14	21
UFA	14	21
KRASNOYARSK	7	19
NOVOSIBIRSK	18	21
YUZHNO-SAKHALINSK	2	7

Commitment to principles of social responsibility meant that Aeroflot could not ignore the plight of passengers when another airline, Air Union, cancelled numerous flights due to financial difficulties in 2008. Aeroflot reacted by increasing frequency on the route between Moscow and Krasnoyarsk in the peak summer period, and also provided air transport for local inhabitants from Krasnoyarsk Airport to Norilsk and Magadan.

Aeroflot resumed regular flights between Moscow and Khabarovsk from September 2008.

Aeroflot increased flight frequency in summer 2008 on routes to several Russian destinations in order to meet demand (see table above).

Aeroflot increased flight frequencies and added new destinations to its international network in 2008.

Increase in number of flights per week to and from international destinations

Europe:	
Amsterdam	from 7 to 14;
Prague	from 14 to 21;
Warsaw	from 9 to 11;
London	from 19 to 20;
Karlovy Vary	from 1 to 3;
Helsinki	from 7 to 14;
Oslo	from 6 to 7;
Stockholm	from 7 to 14;
Bucharest	from 2 to 4;
Zagreb	from 5 to 7;
Madrid	from 11 to 13;
Malaga	from 4 to 5;
Antalya	from 7 to 14.
Asia:	
Shanghai	from 6 to 7;
Beijing	from 11 to 14.
America:	
Havana	from 3 to 4.
Middle East:	
Beirut	from 2 to 3
Cairo	from 3 to 4
Dubai	from 7 to 14

By the start of 2009 Aeroflot had code-sharing agreements with 28 foreign and Russian airlines. However, the list of airline partners changed in 2008 due to suspension of agreements with the airlines Malev, Dalavia and Vladivostok-Avia.

Aeroflot's main partners, measured by amounts of cooperation in code-sharing agreements during 2008, were:

- CSA-Czech Airlines, Air France, Alitalia, Belavia and KLM (on international routes);
- Aeroflot-Nord, Aeroflot-Don and GTK-Rossiya (on domestic routes).

Aeroflot started joint operations with China Southern Airlines in 2008 on the route between Moscow and Urumchi (capital of the Chinese province of Xinjiang). Cooperation with Air Europa has been expanded on flights to destinations beyond Madrid and Barcelona, and Aeroflot has placed its code on flights to destinations beyond Prague as part of cooperation with CSA-Czech Airlines.

A total of 1.5 million passengers were carried on jointly operated routes during 2008, which is 23% more than in 2007. Implementation of code-sharing agreements enabled Aeroflot to add 64 new destinations to its timetable.

Main emphasis in 2009 will be on development of passenger carrying inside Russia as well as in Europe and South-East Asia. Aeroflot is also viewing transit carrying as a self-sufficient market. Commissioning of the Shermetyevo-3 terminal will reduce connection times between flights, elevating Aeroflot's hub structure to a qualitatively new level.

Global airline alliances offer a framework for business cooperation between companies, which is both more flexible and on a larger scale than simple cooperation agreements. Alliance participants can harmonize their business policy and offer passengers a global route network. There are three global alliances in the world at present: Star Alliance, SkyTeam and Oneworld.

The SkyTeam alliance includes 11 airlines as full members: Aeroflot, Aeromexico, Air France-KLM, Alitalia, China Southern Airlines, Continental Airlines, CSA-Czech Airlines, Delta Airlines, Korean Air and Northwest Airlines, as well as three associated companies — AirEuropa, Copa Airlines and Kenya Airways. More detailed information about SkyTeam is available on the alliance site: www.skyteam.com.

Aeroflot continued to develop its participation in the SkyTeam alliance during 2008. The Company started to use electronic interline ticket technology with all alliance members, an agreement with China Southern Airlines on joint flight operation (code-sharing) was reached and implemented, new names were added to the list of marketing destinations beyond hub airports of alliance members, and the Company extended its joint projects and initiatives as part of the alliance.

The number of Aeroflot's marketing passengers on flights of alliance partners grew by 30,000 (+20%) in comparison with 2007 to 143,000 passengers.

Overall revenue (before settlement) of JSC Aeroflot from marketing activity as part of the alliance was 33.5 million euros (28% more than in 2007).

AIRCRAFT FLEET

Development of Aeroflot's aircraft fleet is based on the following criteria: fuel and environmental efficiency, uniformity of aircraft types, emphasis on new and up-to-date craft, and a flexible approach to changes in fleet structure. Adherence to these principles has enabled Aeroflot to achieve a high level of flight safety (minimizing the number of aviation incidents), and reliability (increase of flying time per aircraft), as well as reduction of operating and ownership costs.

As prescribed by the Company development strategy, Aeroflot continued to increase its carrying capacities through fleet renewal and modernization in 2008, helping to achieve targets for carrying volumes.

The backbone of Aeroflot's fleet consists of medium-haul aircraft. The Company brought 11 Airbus A320 aircraft into use during 2008, increasing the total number of A320s in the Company fleet to 45. The Airbus A320 is one of the best medium-haul aeroplanes in the world, meeting all requirements for safety, reliability and passenger comfort. Aeroflot

Modernization and expansion of the aircraft fleet


B767
B777
A310
Il-96
Il-62
Il-86
Tu-154
A320*
Tu-134
B767
Il-96
A330
Tu-154
A320*
B787
A330
A320*
SSJ
B787
A350
A320*
SSJ
9 types
2002
5 types
2008
4 types
2015
4 types
2020

* A320 family (A319, A320, A321)

uses these aircraft on European routes and also on its Russian domestic routes.

Expansion of the long-haul aircraft fleet continued in 2008, and commissioning of the first aircraft from the Airbus A330 family represented an important step in strengthening of Aeroflot's positions on the long-haul market. The A330s are fitted with the Rolls-Royce Trent 772 engine, have a range of 12,500 kilometers and can seat 241 passengers. They are extensively used by leading international airlines. The aircraft supplied to Aeroflot have their passenger area divided between 34 business seats and 207 economy seats. They incorporate the new-generation Panasonic eX 2 entertainment system, and each seat is equipped with wide-format video monitors (9 x 15.4 inches). Satellite telephone equipment is installed for every passenger in both economy and business class. Convenient "cocoon"-type fold-out seats are provided in business class, and spacing between rows of seats in economy class has been increased for greater comfort. The arrival of A330 aircraft as part of the Company fleet shows that Aeroflot is continuing to raise its

Fuel efficiency of the Aeroflot fleet, grammes per seat-kilometer


40
38
38
38
37
37
35
32
2001
2002
2003
2004
2005
2006
2007
2008

The Aeroflot aircraft fleet as of January 1, 2009

Models	Number	Change in 2008	In ownership	Operational lease	Financial leasing	Average age
Long-haul						
Airbus A330	**2**	+2	–	2	–	0
Boeing-767-300	**11**	–	–	11	–	11
Il-96-300	**6**	–	6	–	–	14
Il-62*	–	–	–			–
Medium-haul						
Airbus A319	**11**	–	–	7	4	4
Airbus A320	**24**	+11	–	23	1	2
Airbus A321	**10**	–	–	–	10	2
Tu-154M	**26**	+1	26	–	–	20
Il-86*	–	–	–	–	–	–
Short-haul						
Tu-134*	–	–	–	–	–	–
TOTAL	90	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

* All Il-62, Il-86 and Tu-134 aircraft have now been decommissioned.

product quality and the level of service provided to its passengers.

Aeroflot brought two A330s into service at the end of 2008. The Company plans to use A330s on both international and domestic flights. The new craft will help Aeroflot to expand its presence on strategic markets in Asia and the Far East.

Average daily flying time per aircraft, hours


B767
14.0
A320
11.1
A321
10.8
Il-96
10.4
A319
10.2
A330
8.1
Tu-154M
6.3

Aeroflot is one of the world's leading airlines by operating reliability and flying hours per craft. Average daily flying hours per aircraft increased by 0.3 hours to 8.9 in 2008. The increase in daily flying time per aircraft in airworthy condition was also 0.3 hours, to 11.9 hours.

Daily flying time of new A330 aircraft is calculated for the period of their commissioning, which was at the end of 2008, before they achieved full operating levels

Aeroflot achieved further reductions of fuel use in 2008 thanks to its programme for gradual renewal of the aircraft fleet.

Decommissioning of Tu-154M aircraft, further deliveries of aircraft from the A320 family and acquisition of new Russian-made craft (the Sukhoi SuperJet-100) will give the Company a modern and efficient fleet. Delivery of new long-haul A330s will ensure further improvement of product quality and development of the long-haul route network.

SERVICE QUALITY

There was significant progress in levels of customer satisfaction with Aeroflot services in 2008. IATA monitoring of the Company's competitive ranking and of customer satisfaction on the European market helped to identify the Airline's weak points and to design a programme for dealing with them. The programme, which was implemented in 2008, enabled Aeroflot to achieve higher positions in ranking of European airlines, joining the top five by service quality.

In an increasingly competitive environment on the air transport market in 2008, Aeroflot placed main emphasis on the following aspects of its positioning:

- customer focus;
- competitive pricing;
- level of service;
- product quality matching the Company's status as national flag carrier;
- route geography.

Aeroflot started work in 2008 on creation of new design and structure of its Internet site, in order to support sales efficiency, brand promotion and provision of information about the Company and its services to customers. Nine new sites were launched for Company representative offices and a new concept was developed for promotion of electronic ticketing.

A new service, for ordering taxis prior to disembarkation at airports in the Russian Federation, was designed and implemented in 2008. The new service ensures that Aeroflot customers have access to reliable and experienced taxi companies and helps to ensure that their onward journey is as comfortable as possible.

Last year company offices in London, Seoul, Ulan-Bator, Antalya, Larnaca, Bratislava, Malaga, Sofia, Budapest, Stockholm and Zagreb were brought into conformity with the Aeroflot corporate style. Work is underway on rebranding of offices in Chelyabinsk, Volgograd and Nizhnevartovsk. Aeroflot's offices in Moscow have been matched to the corporate style using new design projects.

IMPROVING SALES

Total revenue in 2008 from sale of passenger transport services inside Russia was USD 2393.4 million, which is 27.1% more than in 2007. Significant growth of Russian passenger transport sales reflects Company emphasis on domestic carrying, introduction of electronic ticketing and customer service technologies, efforts to draw new customers and reinforce loyalty of existing customers, stronger ties with main corporate customers, and cooperation with subsidiary and partner airlines, particularly with partners in the SkyTeam alliance.

Sale of air tickets inside Russia is organized through:

- *The Company's own sales channels:*
  - A network of the Company's own sales offices in Moscow;
  - An information and booking service;
  - Aeroflot representative office and branches in Russian regions;
  - The Internet site www.aeroflot.ru

- *Agent channels:*
  - A network of agents in Moscow and Russian regions;
  - A network of agents of neutral sales systems (Russian Transport Clearing Chamber, BSP).

Structure of passenger revenue in Russia by sales channels in 2008, %


0.4
13.3
22.1
64.2
3.3
12.4
22.6
61.7
Web sales
Aeroflot offices in Moscow
Regional offices
Moscow agents
2007
2008

OPERATIONS

As in previous periods, Moscow agencies accounted for the biggest share of sales. Aeroflot further increased the volume of sales through IATA BSP, which is a neutral medium, helping to simplify the process of issuing air tickets and of accounting and settlement between the airline and its agents, as well as reducing costs. Work continued on further development and efficiency improvements in direct sales, which offer an efficient and reliable tool for the Company to communicate with end-users of its services.

Revenue of the Company's own sales offices in Moscow increased by 19.2% in 2008 compared with 2007 to USD 297.7 million. Numbers of passengers served by Moscow offices increased by 12.8% compared with the previous year.

Passenger transport sales on Russian regional markets increased by 29.7% in 2008 compared with 2007. The biggest share of regional sales is in Siberia and the Russian Far East. Aeroflot opened a branch in Krasnoyarsk and a representative office in Norilsk during 2008 as part of its programme for expansion on the domestic air transport market. Four of the Company's representative offices (Ekaterinburg, Arkhangelsk, Samara and Volgograd) celebrated 10 years in business in 2008.

Work continued in 2008 to broaden information and booking services. A paying number (0933) was introduced for calls from mobile telephones inside Russia, improving customer service by reducing connection time. A functionality for refunds on tickets bought via the Internet was installed in 2008 as well as exchange of tickets without surcharges.

Aeroflot switched to electronic ticketing from June 2008 in compliance with IATA directives. Successful changeover to electronic ticketing was supporting by a range of measures, including a public awareness campaign with users and a service for conversion of electronic tickets to paper-form (at customers' request and for a special charge):

- The share of electronic tickets in total ticket issuance during 2008 at the Company's own offices was more than 90%.
- Electronic ticketing was implemented for all of Aeroflot's own flights
- By the end of 2008 the share of electronic tickets in all tickets issued for Aeroflot flights exceeded 58%
- The share of revenues obtained via the Internet site www.aeroflot.ru in total ticket revenues in December 2008 was 6% in Russia and 6% abroad.

Passenger revenues of representative offices in Russian regions, 2008


3% Volga
9% Krasnodar
38% Siberia
11% Urals
16% North-West
23% Far East

Ticket sales outside Russia are through the following channels:

- Agents working in the neutral systems for mutual settlement between agents and airlines, BSP (Billing and Settlement Plan) and ARC (Airline Reporting Corporation);
- Official agents (firms having direct agreements with Aeroflot);
- Company representative offices (own sales);
- Internet (web sales).

Total revenue from ticket sales abroad in 2008 was USD 976.4 million, which is 11.1% more than in 2007. Launch of 100% functioning of electronic ticket technology for the Company's own route network on June 1, 2008, enabled full-scale operation of Aeroflot ticket sales through the Internet. Total value of ticket sales via the Internet on foreign markets in 2008 was USD 53.2 million.

Aeroflot placed special emphasis on corporate contracts during 2008. Total ticket sales to corporates in 2008 were USD 2.49 million, or USD 12 million including carrying of ships' crews.

Structure of passenger revenue abroad by sales channels in 2008, %



1
17
24
58
5
17
18
60
Web sales
Representative offices
Official agents
BSP/ARC
2007
2008

As well as achieving targets for revenue from ticket sales and numbers of tickets sold, Aeroflot achieved real savings of USD 4,814,860 in 2008 by reducing distribution costs: average agent's commission in 2008 was 6%, compared with 6.6% in 2007.

CARGO CARRYING

All cargo carrying by Aeroflot in 2008 used passenger aircraft. A total of 82,400 tonnes of cargo was carried during the year, which is 2.3% more than

Structure of revenues from passenger ticket sales outside Russia by regions in 2008



8% Eastern Europe
10% America
41% Western Europe
18% CIS and Baltics
23% South-East Asia, Africa, Middle East

in 2007. The company also carried 5,500 tonnes of mail, which is close to the level in the previous year.

However, cargo turnover saw a decline of 0.5% compared with 2007 to a level of 391 million TKM. This was due to decline of average cargo carrying distance by 2.5%.

International cargo carrying on passenger aircraft

International business represented 65.4% of total cargo and post carrying and 67% of cargo turnover in 2008. Total 57,500 tonnes of cargo and post were transported on international routes, which is roughly equal to the level in 2007 (decline was 0.2%). Load factor was 54.2%, which is 1.2% more than in 2007.

Domestic cargo carrying on passenger aircraft

Cargo and post transportation on domestic routes totalled 30,400 tonnes in 2008, which was 6.7% more than in 2007. Cargo turnover was 128.9 million TKM, down 1.5% from 2007 due to decline of average carrying distance by 7.6%. Total capacity increased by 25.1%, while load factor declined by 1.5% to 61.2%.

BUSINESS OF SUBSIDIARIES AND DEPENDENT COMPANIES

As of the end of 2008 Aeroflot had ownership stakes in 22 companies and commercial organizations.

Aeroflot's main strategic goal in the period up to 2015 *is to become the leader on main air routes inside Russia and to remain the leading Russian airline serving international air routes.*

Goals of Aeroflot Group up to 2015:

- *To win 35% market share on domestic routes;*
- *To maintain market share on regular international routes at a level of 45—50% of all passengers carried;*
- *To ensure product quality matching European competitors on international routes and surpassing Russian competitors on domestic routes;*
- *To reduce costs through centralization of general functions, and through efficient use of the assets, capital and experience of companies in the Group;*
- *To obtain added value through brand management throughout the Group;*
- *To improve quality and increase standardization of services and processes at Group subsidiaries to match levels at the parent company.*

Work on the following important projects continued in 2008:

- Creation of a joint venture with Lufthansa Technik for wheel and brake repairs. A memorandum of mutual understanding was signed in 2008 and a business plan is being developed.
- Finding a co-founder for Social Partner (Aeroflot's non-state Pension Fund). A competition was held in 2008 to select a co-founder, a plan of measures was drawn up for the co-founder to access the Fund, and a cooperation agreement was signed.
- Development of cooperation with the state enterprise, Russian Post: there were a number of working meetings and cooperation priorities were defined. Work began on a project to improve express delivery services for urgent cargos.
- Creation of a joint venture with the company Cubana de Aviacion: there were a number of meetings with representatives of Cubana de Aviacion and top figues in the Cuban government. A draft memorandum on cooperation was prepared.
- Development of the company Aeroport Moskva at Domodedovo Airport. A business plan was prepared, and a protocol of intent was signed with Domodedovo management. Work is underway to obtain required certification and permits for the project.

Aeroflot's stake in EMS Garantpost LLC was sold using the Company's approved procedure for termination of holdings in other companies.

Aeroflot subsidiaries and dependent companies (showing Aeroflot ownership stakes)

Airlines	Ancillary companies	Companies, in which Aerofiot is a strategic investor	Non-profit organizations
Companies carrying out regular, charter, and business air carrying, as well as cargo transport	Companies, which supply Aeroflot's needs for products and services closely associated with air carrying at below-market prices. Aerofiot represents more than 50% of revenue of these companies	Companies, which are not service-providers to Aerofiot, but match a criterion set by Aerofiot for return on invested capital. Some of them are involved in provision of services to passengers	Organizations, whose purpose is not the achievement of profits. Maintenance of these companies enables Aerofiot to obtain the services, which they provide, more cheaply than on the open market
OJSC Aeroflot-Don *(100%)*	OJSC Terminal *(52.82%)*	CJSC Aerofirst *(33,33%)*	Social Partner (non-state pension fund)
CJSC Aeroflot-Nord *(51%)*	CJSC Aeromar *(51%)*	CJSC Sherotel *(100%)*	Aviabusiness Higher Business School
CJSC Aeroflot-Cargo *(100%)*	CJSC TZK Sheremetyevo *(31%)*	Transnautic Aero *(49%)*	Social Programmes Foundation
CJSC Aeroflot Plus *(100%)*	LLC Aeroport Moskva *(50%)*	Alt Rejser A/C *(100%)*	CJSC Transport Clearing Chamber *(3,85%)*
	CJSC Deit *(50%)*	France Telecom *(0,02%)*	S.I.T.A. *(0,29%)*
	OJSC Insurance company Moscow *(100%)*	Aeroflot Riga LLC *(100%)*	
	CJSC AeroMASH-AB *(45%)*		

OPERATIONS


Moscow
Sochi
Yuzhno-Sakhalinsk

4 RISKS AND RISK MANAGEMENT

Air transportation is subject to general economic risks and to specific sector risks. For Aeroflot, risk management is a constant process and an integral part of the Company's operational and strategic management. It encompasses all aspects of the Company's activity and business processes and aims to identify events, which could have impact on the business, and to ensure that they are properly managed.

Krasnoyarsk

Aeroflot devotes much attention to construction of a complex system of risk management, taking account of the practice of leading global airlines as well as ICAO and IATA requirements. Installation of this system is one of the Company's strategic goals. Several types of risk, which Aeroflot considers to be of major importance for its business, are detailed below.

SECTOR RISKS

Tough competition in the transport sector

The domestic and international markets, on which Aeroflot operates, are highly competitive. A large number of Russian and international airlines operate between the destinations, which are covered by the Aeroflot route network, sometimes offering lower fares. The Company faces competition in higher service classes from airlines focused on business customers. Railways and road transport offer competition over short distances. Aeroflot keeps track of the current situation in the transport sector, makes forecasts for its development and reacts flexibly to changes, offering an optimal balance between price and quality of its services.

Seasonality of air transport and overall reduction of demand

The transport sector is subject to seasonal fluctuations. In addition, there has been an overall decline in demand for air transport services since the second half of 2008 and the situation is likely to endure through 2009—2010 due to difficulties in the world economy.

Changes implemented by Aeroflot in recent years have enabled the Company to react quickly to customer demands, carrying out special marketing actions to attract additional passengers during off-peak periods in order to raise overall fleet load. The Company has used its accumulated experience to draw up a timetable, which is optimally adapted to seasonal factors.

Aeroflot has traditionally benefited from attractive arrival and departure time slots, which have kept passenger flows at steady levels despite overall reduction of air passenger numbers. A modest shift in demand towards economy class is possible, but the shift may be partly compensated by inflow of passengers who were previously served by business airlines. Such high-end customers can look forward to excellent service quality and almost unlimited route flexibility thanks to further integration of Aeroflot with companies in the SkyTeam alliance.

Legal regulation and social mobility needs

The business of every airline falls under strict government regulation of the air transport sector, and changes to the current regulatory system represent a risk, which is beyond Aeroflot's control. Also, the importance of the sector for meeting social mobility needs and reduced ability of some Russian airlines to provide transport services may lead to a situation where Aeroflot will be required to undertake flights for other airlines, with possible negative impact on financial results of the Company.

Increased operating risk in the aviation sector

Aeroflot is highly attentive to proper functioning of its integrated system for management of operating risks, including flight safety, aviation security, equipment reliability and qualification of Company personnel.

The Company has an operating risk prevention system in place, which enables timely identification of risks, adoption of suitable corrective measures, constant monitoring of flight security, and implementation of measures for gradual improvement of flight security. Efficiency of Aeroflot's system is confirmed by certification to IOSA standards, carried out by independent auditors.

Environmental impact

Air transport has negative impact on the environment. Aeroflot is striving to minimize such negative impact by adding aircraft of the latest generation, with relatively low levels of harmful emissions, to its fleet. The Company is also systematically reviewing activity of all its sub-divisions to ensure proper observance of environmental and conservation laws.

Country risks
Aeroflot's business extends to a large number of countries: including code-sharing agreements with partners, the Company offers air transport services on 163 routes. So, as well as being subject to regulation in the Russian Federation, Aeroflot is also subject to regulations of the other countries, to which it operates flights. The wide geographical spread of Aeroflot's business lead to specific country and regional risks, including political instability, local armed conflicts, epidemics and natural disasters. The Company lends much importance to analysis of these risks and takes appropriate measures when needed (suspending flights, changing routes, raising levels of aviation security, tightening the health and hygiene regime, etc.).

FINANCIAL RISKS

Credit risk
Air transport services are marketed through a wide network of agents, and the financial crisis adds to risk of non-fulfilment of obligations by such agents, which may increase the amounts of money owed by them to Aeroflot.

The Airline's credit risk management is conducted in accordance with principles, established by internal statutes. Specifically, Aeroflot constantly updates its assessment of the financial state of its counter parties, setting credit limits and limitations for certain counter parties, requiring payment of deposits and unified bank guarantees, etc. These principles proved effective in the course of 2008.

Measures for loss protection are also applied with respect to electronic sales of air transport services through agents, which are members of neutral sales systems (TCC, BSP) and which carry out mutual settlement on a bilateral basis or through the IATA clearing center. Consolidated financial accounts reflect credit risk associated with possible counter party insolvency as a reserve for doubtful debts.

Introduction in 2008 of technologies enabling payment for air tickets through the Company web-site created a specific risk of fraudulent transactions with plastic cards. This risk is managed by inclusion in the agreement with the acquiring bank of special conditions for protection against fraudulent transactions.

Currency risk
Aeroflot may be subject to currency risk when it carries out air transport sales operations, acquisition of equipment and services, and when it borrows money in currencies other than the main currency used by the Company, which is the Russian rouble. Aeroflot strives to achieve a balance between its income and liabilities in each of the currencies, in which operations are conducted, in order to reduce this risk.

Aeroflot maintained a closed currency position in 2008. Its main position was in respect of the euro and rouble, which was acceptable to the Company and did not lead to additional losses.

Risk of worsening liquidity
This risk refers to inability of the Company to meet its payment obligations according to schedule. Aeroflot's treasury department carries out precise planning of the incoming and outgoing cash flow schedule in order to identify any potential shortfall, so that short-term financing can be obtained from the Airline's bank partners when necessary.

Control over use of working capital has been tightened in order to ensure that Aeroflot's liquidity position is kept at an adequate level.

Interest risk
Interest risk is connected with changes in the cost of borrowing, both with respect to existing borrowing and to borrowing in the future.

The Aeroflot debt portfolio includes both long- and short-term liabilities. A part of the long-term liabilities consists of leasing contracts, interest rates on which are tied to interbank lending rates (LIBOR). Increase of these rates could make Aeroflot's debt servicing more expensive. The Company adjusts the share of its borrowing at fixed rates as a function of trends in interbank lending rates. This achieves a natural hedging effect and lowers risk of increased interest payments in case of higher interbank rates.

RISKS ASSOCIATED WITH CORE BUSINESS

Price increases for jet fuel

Unprecedented growth in energy prices, including prices for jet fuel, meant that fuel spending by airlines around the world almost doubled in 2008 compared with 2007. Aeroflot carried out a number of measures last year to improve its fuel procurement system.

As a result of talks with leading Russian oil companies, organized in a pool led by OJSC Gazprom neft, Aeroflot made a direct agreement on refueling prices (prices for fuel plus refueling services) at the Company's base airport (Sheremetyevo). The agreement uses a pricing formula based on fuel prices quoted by Platts energy agency. The effect was to significantly reduce Company spending on jet fuel.

Aeroflot also reached an agreement with the St. Petersburg International Goods & Commodities Exchange on purchases of jet fuel using a "fair" price, as set on the Exchange.

Aeroflot achieved additional fuel savings in 2008 thanks to decommissioning of outdated, fuel-inefficient Tu-134 and Tu-154 aircraft, and commissioning of new, fuel-efficient Airbus A320s and A330s.

Reputation and brand

Aeroflot's reputation — the established perception of the Company as a high-quality and reliable partner — is among the Company's most substantial assets. Events that have negative impact on the Company brand may also have a serious impact on financial results and threaten Aeroflot's leading position on the Russian airline market. Aeroflot is taking all necessary steps to protect its own reputation and brand.

Personnel

Aeroflot attracts highly qualified personnel. However, shortage of trained professionals and the unstable economic environment make it impossible to rely solely on input of labor resources from outside the Company. In order to ensure that personnel requirements are met, Aeroflot offers its employees competitive salary levels, a social package and opportunities for further education. The Company is implementing a project for creation of a flying school, which will carry out training of pilots both for Aeroflot and for other companies and organizations.

Launch of Sheremetyevo-3 terminal

Aeroflot is completing construction of its own terminal at Sheremetyevo airport (the Company base), and plans to bring it into use in 2009. Despite careful preparations by the Company, scheduled relocation to Sheremetyevo-3 may be complicated by various unforeseen circumstances.

Operating risks

These are risks associated with the Company's main business processes, including day-to-day operations (equipment servicing, flights, passenger services, commercial servicing of aircraft)

Aeroflot has a system for management of operating risks as part of its integrated risk management system, as required by IOSA and ISAGO standards.

Establishment of a flight safety system has been a priority task for risk management in the field of flight safety. Such a system provides an efficient instrument, uniting Company actions for assurance of flight safety and for identification and elimination of risks associated with operation of the Company's core business.

For purposes of introducing this system, Aeroflot has set up a commission for assessment of flight safety and aviation security risks, whose members include representatives of all Company operating sub-divisions. The commission has identified relevance of the various risks to different sub-divisions of the Company and carried out allocation of responsibilities, defining the procedure for interaction between sub-divisions in risk management with respect to flight safety.

Work of the risk-assessment commission includes monthly identification of possible dangers and compilation of a list of risks associated with flight safety provision. Definition of risk factors is based on analysis, as prescribed by the Company programme for flight safety risk management.

Integrated Airline Management System


IAMS
Security
SMS
Air Traffic Control
SEMS
QMS
Airports
SUMS
Civil Aviation Authorities
ERM
Concessions
Crisis Mgmt
Ground Handlers
Member Airlines
IOSA
ISAGO

Based on IATA materials

IAMS — Integrated Airline Management System;
SMS — Safety Management Systems;
SEMS — Security Management System;
QMS — Quality Management System;
SUMS — Storage Unit Management System;
ERM — Enterprise Risk Management System;
Crisis Mgmt — Crisis Management;
IOSA — IATA Operational Safety Audit programme;
ISAGO — IATA Safety Audit for Ground Operations.



Insurance

Insurance is an important risk-management tool, enabling a part of the risk burden to be transferred to external financing. During recent years Aeroflot has achieved consistent lowering of relative insurance costs while maintaining high quality of its insurance cover and experiencing strong growth of passenger turnover.

Structure of spending on insurance cover, 2008

Insurance type	Share of insurance spending
Aviation insurance	59.4%
Medical insurance	32.9%
Accident and incapacity insurance	3.3%
Vehicle insurance	2.0%
Other types of insurance	2.4%

Insuring aviation risks

Renewal of aviation risk insurance for 2008–2009 was on a competitive basis, enabling further reduction of the premium paid.

Aviation insurance uses comprehensive hull insurance programmes for foreign- and Russian-made aircraft, comprehensive insurance of military and related risks (including terrorism), insurance of airline liability to passengers and third parties, cargo and baggage owners, as well as other programmes.

As previously, direct risk insurance was through the subsidiary company, OJSC Moskva Insurance Company (a 100% subsidiary of Aeroflot). Reinsurance services were provided by the insurance broker, Willis, which is the world leader in provision of aviation insurance services.

Aeroflot's aviation risk insurance policies comply with requirements of aviation authorities in countries, to which the Company operates routes, and respect provisions of the Montreal Convention (1999), which introduced more stringent requirements for liability of air carriers to passengers.

Current limitations on Aeroflot liability comply with standards of the SkyTeam international alliance, with requirements of partner airlines under code-sharing agreements and with requirements, prescribed by Russian Federal Law № 331-FZ (December 12, 2007).

Premiums for liability insurance per passenger (USD)


1.32
1.48
1.15
0.81
0.7
2004–2005
2005–2006
2006–2007
2007–2008
2008–2009

Premiums for aircraft insurance (USD)


4,184
3,930
3,239
2,335
1,887
2004–2005
2005–2006
2006–2007
2007–2008
2008–2009


Oslo
Moscow
Berlin
Frankfurt/M
Venice
Athens

• Beijing

• Shanghai

5 | SOCIAL DEVELOPMENT

Aeroflot is the largest Russian air carrier. During its 85-year history the Airline has become an integral part of national life and has assumed a large measure of responsibility to Russian society

The Company is emphatic in placing social responsibility among the most important factors of its sustainable development. Aeroflot distinguishes the following defining principles of social responsibility: creating conditions for staff to work to the best of their ability, and raising levels of staff motivation and initiative; health and safety in the workplace; and environmental and social partnership

Aeroflot won prizes in two nominations as part of the All-Russian Competition, "Best Russian Personnel Department 2008": the Company was acclaimed for having the "Best Russian Personnel Department" and as the "Leader for Socially-Responsible Business".

GOOD WORKING CONDITIONS ATTRACT PROFESSIONALS

The people who work at the Company are Aeroflot's most valued asset. The Company strives to attract the most highly qualified staff, and success in this depends on adequate salary levels, opportunities for professional and personal development, and an effective social security package (also extending to the period after retirement).

A total of 15,641 people worked for Aeroflot at the end of the reporting period, of whom about 30% were flight crew. The Company attracts highly educated staff: more than half of Aeroflot staff have higher education, and the remainder have secondary and specialized-secondary education. Numbers of male and female employees are roughly equal (52% and 48% of the total, respectively). Average age is 42 years.

The Company does all it can to create attractive working conditions: average salary in 2008 was 51,000 roubles, and Aeroflot personnel benefit from the best social package in the Russian civil aviation industry. Aeroflot requires high standards from its employees, but it is always ready to listen to their opinions and respond to their needs: the Company has a social policy committee, which guides main aspects of social development; independent studies

Average number of Aeroflot Group personnel

	2008	2007
Airline	**18,911**	**18,519**
including		
JSC Aeroflot	15,641	15,303
OJSC Aeroflot-Don	1,560	1,398
CJSC Aeroflot-Nord	1,710	1,362
CJSC Aeroflot-Cargo	372	383
CJSC Aeroflot Plus	71	73
Catering (CJSC Aeromar)	1,257	1,115
Hotel (CJSC Sherotel)	316	349
Others (OJSC Terminal, OJSC Insurance company Moscow)	143	131
Total	21,070	20,114

Average monthly wage, thousand roubles


25.4
30.1
34.0
43.3
51.1
2004
2005
2006
2007
2008

are commissioned in order to gain understanding of staff attitudes towards the Company; a collective labor agreement is in force; and several trade union organizations are active.

The Aeroflot Corporate Club, which encourages joint efforts by the Company's most committed staff, held a series of events with employees from key structural sub-divisions during 2008. Club events aim to strengthen horizontal ties between the Airline's sub-divisions, to forge a unified team, and to create a positive psychological climate for execution of business tasks.

RAISING OF QUALIFICATIONS

Aeroflot invests extensively in professional training and raising the qualifications of its staff. In 2008 more than 6000 employees carried out studies at various educational establishments. The most popular subjects for study are quality management programmes, the Sabre reservation system, IATA international programmes, and language courses (particularly English, which is the main foreign language throughout the Company, but also Korean, Chinese and Japanese).

A total of 12 training programmes for flight and cabin crew were designed, approved by regulatory organizations and brought into operation last year. In August 2008 Aeroflot took delivery of a full-flight simulator for training of Airbus A319/320/321 flight crews. This is the second such simulator at the Company's disposal, it is certified by international and Russian civil aviation bodies and has all necessary permits to be used for training purposes. Aeroflot also worked on design of a full-flight simulator for the SSJ-100 aircraft together with the company Sukhoi Civil Aircraft.

In April 2008 Aeroflot's Center for Training of Aviation Personnel confirmed its compliance licence for training of engineering and technical staff to serve Airbus A320 and Boeing 767 aircraft. Confirmation of the licence entails compliance with Part-147 of the EASA (European Aviation Safety Agency), which is the European standard for training quality control.

Aeroflot's rich resource base and training experience, as well as growing need for qualified flight and technical personnel, both in Russia and internationally, gave birth in 2008 to a project for creation of Aeroflot's own flying school.

The first stage in creation of the school was completed during 2008: premises were allocated, equipment was obtained and installed, teaching staff were selected and a pilot training programme was approved (based on requirements of Russian Federal Aviation Rules and the ICAO).

The Company introduced a distance-learning system for study of English in 2008 and launched a special site — lmseng.aeroflot.ru — for online language training. About 5000 Aeroflot staff members have already made use of the system and there is growing interest from other Russian and CIS airlines, which want to use the Aeroflot distance learning system for training of their own aviation personnel.

HEALTH AND SAFETY

Safety in the work place is a priority for Aeroflot. The Company observes all legal requirements as well as its own regulations for safety at work, applying industrial, hygiene and environmental controls, and strictly defining the conditions applicable to specific jobs. The Company has a plan of measures to achieve best-possible indicators for safety in the work place, carrying out scheduled and random checks , and placing emphasis on prophylaxis and accident prevention.

SOCIAL PROVISION

Aeroflot has always been remarkable for the high standards of its social provision to employees

Aeroflot's repeated successes in the All-Russian competition, "Russian Organization of High Social Efficiency", offer visible proof of the Company's emphasis on design and implementation of an efficient social policy,

The Company is working on the following social programmes to help in achievement of current and strategic goals:

- *Treatments and rest cures at sanatoria and resorts:* the Company employs 2225 people in provision of sanatorium and resort services, and 600 children of Aeroflot staff took holidays and rest cures at sanatoria and resorts during 2008.
- *Integrated housing programmes:* A draft programme has been designed for improvement of housing conditions of Aeroflot flying crew through subsidization of interest payable on mortgages. The purpose of the programme is to attract and retain highly professional flying staff, helping to ensure high standards of flight safety and improvements to Company operating efficiency.

Average overall pension and average contribution per employee



1000
800
600
400
200
0
933
947
985
932
974
446
571
500
400
330
154
200
2000
2002
2004
2006
2007
2008
Average pension contribution per employee (roubles)
Average overall pension (roubles)

- *Non-state pension provision:* More than 6000 Company employees are taking part in the Company pension programme, and 3563 former Aeroflot employees already receive Company pensions. Average size of the non-state pension paid by Aeroflot at the end of 2008 was RUR 974. Development of the programme is continuing.
- *Transport, parking and other benefits:* 29 buses, making 120 journeys each day, have been leased for transportation of personnel to and from work. This ensures that personnel arrive at work on time and reduces the burden on urban transport and environmental infrastructure. A system has been designed allowing Company staff to commute to Sheremetyevo-2 terminal at reduced tariffs using Aeroexpress trains, and the Company has leased 1270 parking places for use by employees with their own vehicles. Payment benefits for pre-school facilities were awarded to 306 Company employees in 2008, and Aeroflot lays on catering services for its staff.
- *Special tariffs for cellular communications:* During 2008 more than 1500 members of staff and their families benefited from a corporate cellular communications programme under the name, "My Family".
- *Organization of social occasions, anniversaries and sports events:* The Company does much to promote a healthy life style. During 2008 Aeroflot sportsmen and women took part in the world airlines hockey championship in the USA, Russian skiing championships in Kirov and Syktyvkar, the Russian football championship, parachuting competitions in Russian regions, an international football tournament in the Czech Republic, the world orienteering championship (Portugal), the Issyk-Kul games, a football tournament in Turkey, and an international downhill skiing competition at Val Thorens in France. Climbing enthusiasts from the

Company planted the Aeroflot flag on Mount Elbrus in the Caucasus. The Company held two open tennis tournaments, a mini-football tournament (the Aeroflot Cup), and a volleyball tournament to celebrate Victory Day. Aeroflot subsidizes subscriptions paid by its employees for membership of fitness clubs.



Breakdown of Aeroflot social spending in 2008*


5.5% (7%)
1.1% (1%)
8.7% (7%)**
35.1% (33%)
11.5% (11%)
13.6% (15%)
24.5% (26%)
Additional social payments envisaged by the collective agreement***
Personnel insurance****
Medical care
Transport and parking
Anniversaries, social and sports events
Non-state pension provision
Pre-school facilities

Notes:
* — cost of the social package per employee in 2008 was 44,385 roubles (not including preferential air tickets);
** — figures for 2007 are in blue;
*** — extra vacations for family reasons, funeral expenses, financial assistance for family reasons, one-off payments at retirement, disability pensions, payments for loss of a breadwinner, help in paying for holidays
**** — including stays at sanatoria and resorts for employees and their families (children);

ENVIRONMENTAL RESPONSIBILITY

As the leader of the Russian civil aviation sector, Aeroflot acknowledges its responsibility to future generations for environmental conservation.

The Company continued its efforts in 2008 to improve energy and environmental efficiency, and to reduce pollution and negative environmental impact.

The Company strictly observes provisions of Russian legislation. Aeroflot has installed and implemented a system of environmental control, work is being carried out to minimize harmful atmospheric emissions, temporary storage of production and consumption waste is monitored, and the Company makes compensation payments for negative environmental impact.

A programme has been developed for energy saving and improved environmental efficiency by Aeroflot up to 2020. In 2009 the Company will install an environmental management system complying with the ISO 14001 standard.

A new Aeroflot Environmental Policy was approved in 2008, setting out goals and commitments for minimizing negative environmental impact.

Atmospheric pollution

Aeroflot is pursuing fuel efficiency programmes and the process of changeover to a fuel-efficient aircraft fleet is continuing. These efforts both reduce fuel expenditures and minimize negative impact on the environment. Energy-saving measures should reduce absolute fuel use by 1.5 million tonnes in 2020 compared with the level in 2007 and cut proportional fuel use by 43.6%.

Vehicle transport and stationary emission sources (at the Company's ancillary facilities) represent secondary sources of pollution. The Airline regularly carries out instrumental control and adjustment of fuel systems on its vehicles to ensure that they are compliant with limitations on toxicity and smoke emission.

Production and consumption waste

Aeroflot collects, stores and recycles 44 types of waste, which are produced in the course of Company business. Total volume of such waste in 2008 was 8332 tonnes, of which 15.6 tonnes were in 1st and 2nd categories of toxicity. The largest share of the waste -5016 tonnes, or more than 60% — is garbage (solid refuse). All of the waste is disposed of by relevant organizations at specialized sites.

The Company maintains constant monitoring of its temporary waste storage facilities and supervises waste recycling. Any violations of waste storage rules are identified and eliminated, and the Company investigates their causes in order to avoid repetition in the future.

Environmental payments

Aeroflot makes quarterly payments for negative environmental impact. Total amount of the quarterly payments in 2008 was RUR 2.9 million (RUR 4.6 million in 2007). There have been consistent reductions in size of the payments since 2006.

The Company has decided to introduce an Environmental Management System based on ISO 14001:2001 international standards. The first stage of system introduction has been completed: the Company's environmental policy document has been approved and personnel, who will be responsible for construction of the system, have undergone special training. Several programmes for reduction of negative impact on the environment are already operating at Aeroflot: a fuel-saving programme, an energy-saving programme, and a system of industrial environmental control. The integrated Environmental Management System will enable unification of the programmes now in progress in order to achieve maximum effect from the various measures. Auditing of the System is planned in the future in order to obtain an international certificate of compliance.

Payments for negative environmental impact, 2005—2008, millions roubles


19.7
8.7
4.6
2.9
2005
2006
2007
2008

SOCIAL AND CHARITY WORK

Aeroflot takes an active role in the life of society, supporting charitable organizations and backing important social events.

Aeroflot's charity programme includes:

- Support for vulnerable members of society;
- Support for educational and scientific programmes;
- Support for culture and sport.

Support for vulnerable members of society

"Charity Miles" is an initiative organized by Aeroflot to help children with serious illnesses. Participants of the Aeroflot Bonus programme are invited to donate a part of their saved miles to the "Gift of Life" charity, which operates under the patronage of leading Russian actresses, Chuplan Khamatova and Dina Korzun. These miles are converted into air tickets for children in Russian regions, who are suffering from serious diseases, so that they can travel abroad or to Moscow for treatment. A total of 297 unpaid tickets were issued last year as part of the "Charity Miles" scheme.

"Comrades in Arms", an annual Aeroflot charity initiative for Victory Day, has been in operation since the start of the decade and enables World War II veterans to meet annually with people who fought alongside them during the War. Free flights are provided to Europe and to distant Russian cities.



"Wings of Hope" is an initiative in partnership with the A.N. Bakulev Center for Cardiovascular Surgery and the "Children's Hearts" charity, which helps children in Russian regions suffering from cardio-vascular disorders. The initiative provides access to efficient diagnostic and medical assistance. More than 100 children in urgent need of medical observation, treatment and operation were carried by Aeroflot free of charge during 2008.

Downside Up is a charity, which uses the latest international approaches to help families bring up children with Down syndrome. Aeroflot plans to support efforts by the charity in the future to organize trips for children with Down syndrome both inside Russia and abroad, giving them the opportunity to discover the world.




AEROFLOT
Russian Airlines
ELITE

Aeroflot has also worked with Kidsave International, a charity, which supports transfer of children from children's homes to foster families. Unlike other similar organizations, which are focused on adoption of Russian children by foreign parents, Kidsave is working to influence public opinion inside Russia in order to stimulate the process of orphan adoption by Russian families.

In March 2009 Aeroflot is completing a drawing competition for deprived children, entitled "Two Wings of the Heart", in association with the Vladimir Spivakov Charity. Children from more than 200 medical institutions in 31 cities are taking part and the 10 winners will travel to Moscow as guests of Aeroflot in summer 2009. The competition gives the children an opportunity to show what they can do, to acquire confidence in their owns abilities, and to develop a sense of their own worth.

Another fact, which deserves mention in the charity context, is Aeroflot's commitment to help Russian citizens endangered by armed conflicts and natural disasters around the globe. Aeroflot's aircraft have operated alongside aircraft of Russia's Emergency Situations Ministry on many occasions to evacuate people from high-risk zones.

Support for educational and scientific programmes

"On the Wings of Music" is an programme organized by Aeroflot in association with the Vladimir Spivakov International Charity. Participants of the Aeroflot Bonus programme are invited to donate some of their saved miles to provide air travel for gifted children as part of the Charity's initiatives.

Aeroflot has been cooperating for a number of years with the Moscow State Conservatory, providing transportation to students and teachers for performing tours and periods of study at musical institutes in Russia and Europe.

Aeroflot gives a special place to support for Russian cultural festivals abroad. The Company has given its backing on several occasions to Russian cinema festivals in New York, as well as helping to organize a festival of Russian culture in Cannes, a Russian Season (theater festival) in Japan, and the Year of Russian Culture in Germany.

Support for culture and sport

The chess tournament, Aeroflot Open 2008, was held in the Russian capital in February 2008, maintaining a tradition of many years. In June the Company worked with the Russian Football Union to organize five charter flights for Russian supporters travelling to the European Cup semi-final match between Russia and Spain.

In August 2008 passengers at airports in Moscow and Beijing could not fail to notice an Aeroflot craft painted in the Russian Olympic insignia. Aeroflot made 25 special flights during the Olympic Games (20 regular and 5 charter), carrying more than 3000 members of the Olympic team, officials and guests of the Games.




AEROFLOT
Bosco SPORT


Krasnodar
Kaliningrad

6 | CORPORATE GOVERNANCE AND SECURITIES

The goal of corporate governance development at JSC Aeroflot is to create an efficient and transparent system of relationships between management bodies, shareholders, investors and other interested parties.

Novosibirsk

Aeroflot's current system of corporate governance obeys Russian and international law and complies with best principles of Russian and international practice. The Company implements its own Code of Corporate Conduct and Statute on Corporate Information Policy, both in line with best Russian and international corporate governance standards. In particular, the Company follows provisions of the Code of Corporate Conduct, proposed by the Russian Federal Commission for the Securities Market (Federal Service for Financial Markets), to the greatest possible extent (see Appendix).

Election of three independent directors to the Board of Directors represented a landmark in Aeroflot's efforts to improve corporate governance during 2008.

Aeroflot's highest governing authority is the General Meeting of Company Shareholders. The Company is required to hold a General Meeting of Shareholders once a year. The Annual Meeting is held no earlier than three months and no later than six months after the end of the financial year. The Company's financial year ends on December 31.

The Board of Directors of Aeroflot provides general leadership of Company activities, except for issues, which fall within the competence of the General Meeting of Shareholders.

Responsibility for day-today business is vested with the Company's Chief Executive Officer and with a collegiate executive body, the Executive Board. The Chief Executive Officer is also the Chairman of the Executive Board. The Charter of JSC Aeroflot and other documents, which regulate the activity of Company bodies, are available for viewing on the Company's Internet site at www.aeroflot.ru.

MEETING OF SHAREHOLDERS

Aeroflot held two general meetings of shareholders during 2008: an annual meeting and an extraordinary meeting.

As recorded in Protocol №23, dated June 21, 2008, the annual general meeting of shareholders on June 21, 2008 approved the following documents:

- the Aeroflot annual report for 2007;
- annual financial accounts, including the profit & loss account for the 2007 financial year;
- distribution of profit, including payment of (announcement of) dividends for the 2007 financial year;
- new composition of the Board of Directors and Audit Commission of Aeroflot;
- appointment of an external auditor for the Company in 2008 (the auditing firm, HLB Vneshaudit, was appointed).

Corporate governance bodies


Revision Commission
General Meetings of Shareholders
Audit Committee
Board of Directors
Strategy Committee
Internal Audit Service
Chief Executive Officer
Executive Board
Personnel and Remuneration Committee



The meeting also approved transactions with interest between JSC Aeroflot and its subsidiary and associated companies: CJSC Aeromar, CJSC Aeroflot-Cargo, CJSC Aeroflot-Nord, OJSC Aeroflot-Don, and CJSC TEK Sheremetyevo. A list of these transactions and their terms is presented in the Appendix.

The extraordinary general meeting of shareholders took place on October 11, 2008. Changes in membership of the Russian government in summer 2008 made it necessary to select new representatives of the Company's largest shareholder — the Russian Federation — in the Aeroflot Board of Directors. Three new independent directors were also appointed to the Board, so that the number of independent directors was increased to six.

As recorded in Protocol №24 dated October 11, the meeting approved new membership of the Board of Directors and also approved transactions with interest: a transaction for assignment in favour of CJSC Aeroflot-Cargo of rights and liabilities under a lease agreement between JSC Aeroflot and Boeing Capital Leasing Limited for three McDonnell Douglas MD-11 aircraft; and guarantees for execution of liabilities of CJSC Aeroflot-Cargo to Boeing Capital Leasing Limited under a lease agreement for three McDonnell Douglas MD-11 aircraft. Main terms of the transactions are presented in the Appendix.

BOARD OF DIRECTORS

Activities of the Board of Directors are carried out in accordance with requirements of the Federal Law, "On Joint-stock Companies", the Aeroflot Company Charter, and the Statute on the Aeroflot Board of Directors

Members of the Board of Directors numbering 11 in total are elected by the general meeting of shareholders using cumulative voting for the period until the next annual general meeting of shareholders. Shareholders or a shareholder of Aeroflot owning no less than 2% of voting shares of the Company has the right to propose candidates for inclusion in the new Board of Directors not later than 50 days after the end of the financial year.

Aeroflot observes requirements for members of the Board of Directors set out in the "Statute on Activity for Organization of Trading on the Securities Market", approved by Decree of the Federal Service for Financial Markets, dated October 9, 2007.

Members of the Board of Directors of JSC Aeroflot are considered to be independent if they meet the following requirements:

- *they are not officials or employees of JSC Aeroflot at the time of their election and have not been officials or employees of JSC Aeroflot for a year prior to their election;*
- *they are not officials of another company, in which any Aeroflot official is a member of the personnel and remuneration committee;*
- *they are not spouses, parents, children, brothers or sisters of Aeroflot officials;*
- *they are not affiliated persons of the Company, except in their role as member of the Board of Directors of JSC Aeroflot;*
- *they are not parties alongside JSC Aeroflot with respect to liabilities, conditions of which would entitle them to receive property or cash worth 10% or more of the total annual revenue of the relevant entity, except for receipt of remuneration for taking part in work of the Board of Directors of JSC Aeroflot;*
- *they are not representatives of the state, i.e. persons, who are representatives of the Russian Federation, subjects of the Russian Federation and of municipal entities in the board of directors of joint-stock companies, in respect*

Membership of the Board of Directors as of December 31, 2008

	Before the annual general meeting of shareholders	Elected by the annual general meeting of shareholders	Elected by the extraordinary general meeting of shareholders	Year of first election to the Board of Directors
1	V.N. Antonov	V.N. Antonov	S.V. Aleksashenko	2008
2	A.A. Danilitsky	A.A. Danilitsky	K.G. Androsov	2008
3	L.A. Dushatin	L.A. Dushatin	V.N. Antonov	2003
4	V.P. Ivanov	V.P. Ivanov	A.A. Danilitsky	2006
5	M.Yu. Kopeikin	M.Yu. Kopeikin	V.A. Dmitriev	2008
6	B.M. Korol	B.M. Korol	L.A. Dushatin	2003
7	G.S. Nikitin	G.K Kurzenkova	A.E. Lebedev	2008
8	V.M. Okulov	A.E. Lebedev	I.E. Levitin	2008
9	B.N. Shablin	G.S. Nikitin	G.S. Nikitin	2006
10	A.V. Sharonov	V.M. Okulov	V.M. Okulov	1997
11	A.A. Yurchik	V.I. Strzhalkovsky	A.V. Sharonov	2008

of which a decision has been taken on use of a special right ("golden" share), and are not persons, elected to the Board of Directors from among candidates put forward by the Russian Federation, a subject of the Russian Federation or a municipal entity, if such members of the Board of Directors are obliged to vote on the basis of written directives (instructions, etc.) of a subject of the Russian Federation or municipal entity, respectively.

Igor Evgenievich Levitin

Minister of Transport of the Russian Federation, Chairman of the Board of Directors of JSC Aeroflot.

Born in 1952. Graduated in 1973 from the Leningrad Higher Command Institute of Military Railway Communications and in 1983 from the Military Logistics and Transport Academy.
1996 to 2004 — Head of the Railway Department, Deputy CEO of CJSC Severstaltrans (Moscow).
2004 — Minister of Transport and Communications of the Russian Federation.
From May 2004 — Minister of Transport of the Russian Federation.
Does not own shares in JSC Aeroflot.

Sergey Vladimirovich Aleksashenko

Director of Macroeconomic Studies at the State University–Higher School of Economics.

Born in 1959. Graduated in 1986 from the Economics Faculty of Moscow State University. Candidate of Economic Sciences.
2004 to 2006 — President of Antanta Capital Investment Company.
2006 to 2008 — Managing Director, Director of the Moscow Representative Office of Merrill Lynch Securities.
Appointed to current position in December 2008.
Chairman of the Strategy Committee and Member of the Audit Committee of the Board of Directors, Independent Director.
Does not own shares in JSC Aeroflot.

Kirill Gennadievich Androsov

Deputy Head of the Office of the Government of the Russian Federation.

Born in 1972. Graduated in 1994 from the St. Petersburg Maritime Engineering University, specialized in "Economics and Organization of the Shipbuilding Industry". Candidate of Economic Science.
2000 to 2004 — First Deputy CEO of OJSC Lenenergo.

2004 to 2005 – Department Director of the Ministry of Economic Development and Trade of the Russian Federation.
2005 – Deputy Minister for Economic Development and Trade of the Russian Federation.
Appointed to current position in 2008.
Member of the Committee for Personnel and Remuneration and the Strategy Committee of the Board of Directors.
Does not own shares in JSC Aeroflot.

Vladimir Nikolaevich Antonov

First Deputy CEO of Aeroflot for Business Operations.

Born in 1953, graduated from the Moscow Railway Engineering Institute. Winner of state awards.
1995 to 2002 – Deputy CEO of Aeroflot for Economic and Aviation Security, Deputy CEO for Aviation Security, Deputy CEO for Aviation and Operating Security.
Appointed to current position in July 2002.
Owns 0.000425% of shares in JSC Aeroflot.

Anatoly Antonovich Danilitsky

CEO of CJSC National Reserve Corporation.

Born in 1952. Graduated from the Moscow State Institute for International Relations in 1974.
2001 to 2004 – Deputy, First Deputy Executive Chairman of OJSC National Reserve Bank.
Member of the Personnel and Remuneration Committee of the Board of Directors, Independent Director.
Does not own shares in JSC Aeroflot.

Vladimir Aleksandrovich Dmitriev

Chairman of the State Corporation "Bank for Development and External Economic Activity (Vneshekonombank)".

Born in 1953. Graduated in 1975 from the Moscow Financial Institute, specialized in "International Economic Relations". Doctor of Economic Science, Corresponding Member of the Russian Academy of Natural Sciences.
2002 to 2004 – Deputy President (Deputy Executive Chairman) of OJSC External Trade Bank.
2004 to 2007 – Chairman of Vneshekonombank.
Appointed to current post in June 2007.
Member of the Audit Committee of the Board of Directors, Independent Director.
Does not own shares in JSC Aeroflot.

Leonid Alekseevich Dushatin

First Deputy CEO of CJSC National Reserve Corporation.

Born in 1960. Graduated from the Moscow Financial Institute in 1983.
1996 to 2004 – Vice President, Head of Department, Deputy Executive Chairman of OJSC National Reserve Bank.
Chairman of the Audit Committee and Member of the Strategy Committee of the Board of Directors of Aeroflot, Independent Director.
Does not own shares in JSC Aeroflot.

Aleksander Evgenievich Lebedev

Chairman of the Board of Directors of CJSC National Reserve Corporation

Born in 1959. Graduated in 1982 from Moscow State Institute of International Relations specializing in "International Economic Relations", Doctor of Economic Sciences.
1995 to 2003 – President, Chairman of the Executive Board of National Reserve Bank.
2003 to 2007 – Deputy of the State Duma in the 4th Federal Assembly of the Russian Federation.
2004 to 2007 – Deputy Chairman of the Committee of the State Duma for Affairs of the Commonwealth of Independent States and Links with Compatriots.
From 2007 – Chairman of the Board of Directors of CJSC National Reserve Corporation.
Independent Director.
Does not own shares in JSC Aeroflot.

Gleb Sergeevich Nikitin

Deputy Head of the Federal Agency for Management of Federal Property.

Born in 1977. Graduated in 1999 from St. Petersburg University of Economics and Finance, St. Petersburg State University.
1999 to 2004 – Main Specialist, Head of Department, Head of Directorate of the Committee for Management of State Property of the City of St. Petersburg.
2004 to 2007 – Head of the Directorate of the Federal Committee for Management of State Property.
Appointed to current post in July 2008.
Does not own shares in JSC Aeroflot.

Valery Mikhailovich Okulov

CEO of Aeroflot

Born in 1952. Graduated from the Civil Aviation Academy.
1997 to April 2009 – CEO of Aeroflot.
From April 2009 – Deputy Minister of Transport of the Russian Federation.
Elected a Member of the Board of Governors of the International Air Transport Association in 2008 for the sixth time. Chairman of the Russian Branch of the Russia-Emirates Business Council. Winner of state awards.
Owns 0.002528% of shares in JSC Aeroflot.

Andrey Vladimirovich Sharonov

Managing Director of Troika Dialog Group of Companies.

Born in 1964. Graduated in 1986 from the Ufa Aviation Institute and the Russian Civil Service Academy. Candidate of Sociological Sciences.
1999 to 2007 – Deputy, First Deputy, State Secretary, Deputy Minister for Economic Development and Trade of the Russian Federation.
Chairman of the Personnel and Remuneration Committee of the Board of Directors, Independent Director.
Does not own shares in JSC Aeroflot.

Committees of the Board of Directors

Three permanent committees are attached to the Board of Directors in order to enhance efficiency of the Board's work. These are the Audit Committee, Strategy Committee and the Personnel and Remuneration Committee.

The Committees are consultative and advisory bodies and their activities are regulated by current legislation, the Company Charter, the Code of Corporate Conduct, Statute on the Board of Directors, Statutes on Committees and other Aeroflot internal documents.

All of the Committees are headed by independent directors.

Audit Committee

Functions of the Committee include: development of proposals and recommendations to the Board of Directors on formation and execution of the draft financial and business plan of Aeroflot; proposals for improvement of the system of control by the Board of Directors over proper execution of that plan; cooperation with the Company auditor; assessment of the auditor's opinion; and providing recommendations on issues, which concern commercial and other risks connected with specific transactions and operations

Members of the Audit Committee are: SergeyV. Aleksashenko, VladimirA. Dmitriev, and LeonidA. Dushatin (Chairman of the Committee).

Strategy Committee

The Strategy Committee prepares recommendations on business and development priorities of the Company, and on raising Company efficiency. The Committee analyzes execution of strategic development plans and, when necessary, designs recommendations for amending such plans. The Committee also designs recommendations to the Board of Directors on dividend policy.

The Strategy Committee consists of three members of the Board of Directors: Sergey V. Aleksashenko

(Chairman of the Committee), Kirill G. Androsov, and Leonid A. Dushatin. The Committee also includes other experts: Kirill S. Budaev (Deputy CEO of Aeroflot for Strategic and Corporate Development), Aleksandr V Tikhonov (Department Director of the Ministry of Transport of the Russian Federation), Ivan N. Tarasov (Advisor to the Office of the Government of the Russian Federation), Mikhail I. Poluboyarinov (Deputy CEO of JSC Aeroflot for Finance and Planning), Yuriy N. Chernikov (Director of the Department for Management of the Route Network of JSC Aeroflot), and Aleksandr S. Yadrennikov (Head of Department at the Federal Property Management Agency).

Personnel and Remuneration Committee

The Committee designs proposals for improving personnel policy, including recommendations for hire of new personnel, as well as proposals for remuneration to members of the Board of Directors and Executive Board, the CEO, and other Company officials. The Committee participates in preparation of employment contracts for the CEO and members of the Executive Board (including judgements on their performance and principles for bonus payments) for subsequent consideration by the Board of Directors.

Members of the Personnel and Remuneration Committee are: Kirill G. Androsov, Anatoly A. Danilitsky and Andrey V. Sharonov (Chairman of the Committee).

Report of the Board of Directors

During 2008 the Board of Directors of JSC Aeroflot took a number of decisions to help ensure that the Airline's business remained stable and profitable through the reporting period. A large part of the Board's work was devoted to discussion of strategy issues and adoption of decisions, which will help to create a firm foundation for implementation of Company strategy in the future.

The Board of Directors held 13 meetings during 2008, at which it considered 106 issues and took more than 250 decisions on further implementation of the Company's priority tasks, namely:

- ensuring flight safety and regularity;
- improvement to the development strategy of JSC Aeroflot for the period until 2015, based on target business indicators for achievement by 2015;
- development of the Company fleet: its expansion and renewal through acquisition (mainly on a leasing basis) of new fuel-efficient aircraft and write-off of depreciated and outdated aircraft;
- raising passenger service quality and increasing the number of services available to passengers (introduction of electronic ticketing, sale of tickets through the Internet, etc.);
- design and implementation of the latest business methods, active partnership with other members of the SkyTeam alliance;
- development of information technology;
- improvement of planning and financial operations;
- completing construction of the Sheremetyevo-3 terminal complex and a new office building for the Company;
- raising business efficiency of companies, in which Aeroflot has ownership stakes.

All the Committees of the Board of Directors were active during the reporting year. A substantial number of recommendations from the Committees helped the Board to take well-founded and objective decisions on operational and financial questions, development issues and improvements to staff policy of JSC Aeroflot.

Remuneration to members of the Board of Directors

No remuneration and (or) compensation was paid to members of the Board of Directors for their work during 2008, as in previous years.

The increasing number of independent directors in the Board of Directors makes it important to develop proposals for remuneration of members of the Board of Directors (with the exception of state officials) for 2008.

EXECUTIVE BOARD

The Executive Board and the CEO of JSC Aeroflot are elected by the Board of Directors. The Executive Board consists of 12 people. Top managers of the Company combine in-depth understanding of the Russian and international transport sector with various types of experience and specialization in management, business, and finance. An optimal balance of sector experience and modern management technologies enables Aeroflot managers to take sensible and well-informed decisions in the rapidly changing environment of the modern market.

Remuneration of Executive Board Members

As stipulated in the Statute on the Executive Board, conditions of and remuneration for work by members of the Executive Board, including benefits and social guarantees, shall be specified according to the positions they hold by statutory legal acts of the Russian Federation and of the Company, which regulate conditions of payment for employees, definition and amount of benefits and social guarantees for Company employees, as well as by the staff list, and will be linked to Company business results. Conditions of and remuneration for employment are stipulated in employment contracts signed between Executive Board members and the Company. The amount of remuneration and bonuses payable to Executive Board members are specified by the Company's Board of Directors.

As specified by the standard contract, which was approved by the Aeroflot Board of Directors, a monthly remuneration equal to RUR 10,000 (ten thousand roubles) is paid to each member of the Executive Board in addition to the salary paid for duties carried out in their main jobs.

Report of the Executive Board

The Executive Board held 42 meetings during 2008, at which 116 items were considered. These mainly concerned: flight safety; improving efficiency of the Company's operating and sales business; development of the route network; aircraft fleet restructuring; setting targets for strategic development up to 2015; development of information technologies; risk management strategy; passenger service; management of companies, in which Aeroflot is a stakeholder; and social issues.

During 2008 the Airline's Executive Board worked under increasing pressure from negative external factors: explosive growth of energy prices; development of the financial crisis and economic recession; and ensuing shrinkage of the global air transport market. Despite all these problems, management was able to achieve high margin indicators for Aeroflot shareholders and to pursue implementation of the Company's strategic development programmes.


АЭРОФЛОТ
Российские авиалинии
SKYTEAM

Executive Board as of December 31, 2008



Valery Mikhailovich Okulov
CEO of Aeroflot

Born in 1952. Graduated from the Civil Aviation Academy.
1997 to April 2009 – CEO of Aeroflot.
From April 2009 – Deputy Minister of Transport of the Russian Federation.
Owns 0.002528% of shares in JSC Aeroflot.



Yury Ilyich Belykh
Technical Director and Head of Aviation and Technical Section. Winner of state prizes

Born in 1941. Graduated from the Moscow Aviation Technology Institute.
Owns 0.000004% of JSC Aeroflot shares.



Vasily Nikolaevich Avilov
Head of Aeroflot Administration

Born in 1954. Graduated from Dzerzhinsky Higher Naval Engineering College. Winner of state awards .
Owns 0.0000002% of shares in JSC Aeroflot.



Kirill Stanislavovich Budaev
Deputy CEO for Strategic and Corporate Development

Born in 1971. Graduated from the Bauman State Technical University in Moscow and the Economics Academy attached to the Government of the Russian Federation. MBA in Strategic Management
Does not own shares in JSC Aeroflot.



Vladimir Nikolaevich Antonov
First Deputy CEO for Operations

Born in 1953. Graduated from the Moscow Railway Engineering Institute. Winner of state awards.
Owns 0.000425% of JSC Aeroflot shares.



Konstantin Mikhailovich Bushlanov
Deputy CEO and Head of the Personnel Department

Born in 1951. Graduated from the Ordzhonikidze Aviation Institute in Moscow. Winner of state awards.
Owns 0.002528% of shares in JSC Aeroflot.



Vladimir Vladislavovich Gerasimov
Deputy CEO for Material and Technology Procurement

Born in 1957. Graduated from Moscow State University.
Owns 0.002528% of shares in JSC Aeroflot.



Vladimir Vladimirovich Smirnov
Deputy CEO,
Director of Aeroflot Ground Control

Born in 1959. Graduated from the Civil Aviation Academy. Winner of a state award.
Owns 0.002623% of shares in JSC Aeroflot



Alexander Aleksandrovich Koldunov
Deputy CEO,
Head of the Flight Safety Inspectorate

Born in 1952. Graduated from the Civil Aviation Academy. Merited Pilot of the Russian Federation. Winner of state awards.
Owns 0.002528% of shares in JSC Aeroflot.



Alexei Albertovich Sidorov
Commercial Director

Born in 1952. Graduated from the Moscow Institute of Engineering and Economics. Winnner of a state award .
Owns 0.002528% of shares in JSC Aeroflot.



Mikhail Igorevich Poluboyarinov
Deputy CEO
for Finance and Planning

Born in 1966. Graduated from the Moscow Financial Institute. Candidate of Economic Science. Winner of a state award.
Owns 0.000425% of shares JSC Aeroflot.



Stanislav Georgievich Tulsky
Deputy CEO
for Flight Operations,
Director of the Aeroflot Flight Complex

Born in 1947. Graduated from the Civil Aviation Academy. Merited Pilot of the Russian Federation. Winner of state awards.
Owns 0.002528% of shares in JSC Aeroflot.

During the reporting period Aleksander A. Kanyshev was relieved of his duties as a member of the Executive Board of JSC Aeroflot by decision of the Board of Directors due to his leaving the Company.

REVISION COMMISSION

The annual meeting of shareholders decided to appoint the following new membership of the Revision Commission:

Sergey Nikolaevich Izyumov

Deputy Head of the Internal Audit Section of the Economics and Finance Department of the Russian Ministry of Transport, Chairman of the Revision Commission.

Born in 1963. Graduated in 1999 from the Irkutsk State Economic Academy, specializing in finances and credit.
2001 to 2004 – Chief Specialist, Consultant of the Control and Revision Section of the Finance Committee for Chita Region.
2004 to 2006 – Financial Inspector of the Control and Revision Directorate of Stroyindustriya Holding LLC.
From 2007 – Consultant of the Internal Audit Section of the Economics and Finance Department of the Russian Ministry of Transport.
Does not own shares in JSC Aeroflot.

Timofei Yurevich Vokhmin

Head of the Finance, Book-keeping and Accounting Department of the Federal Agency for Air Transport.

Born in 1976. Graduated in 1997 from the University of Pepperdine (USA).
2001 to 2004 – Inspector, Senior Inspector, Chief Inspector of the Department of Currency and Non-trade operations of the Togliatti Branch of Sberbank of the Russian Federation.
2005 to 2006 – Financial Director, Director of MNB Financial Legal Group LLC.
2006 – Deputy Mayor of Blagoveshchensk.
2007 – Deputy Head of the Finance, Book-keeping and Accounting Department of the Federal Agency for Air Transport, Head of the Finance, Book-keeping and Accounting Department of the Federal Agency for Air Transport.
Does not own shares in JSC Aeroflot.

Dmitry Yuryevich Galkin

Head of the Internal Audit Service of JSC Aeroflot.

Born in 1963. Graduated in 1986 from the Ordzhonikidze Management Institute in Moscow.
1988 to 2002 – Economist, Chief Economist, Head of Department, Deputy Head of the Control & Revision Service of JSC Aeroflot.
Owns 0.0000034% of shares in JSC Aeroflot.

Pavel Sergeyevich Kalmayev

Deputy Head of the Property and Land Relations Department of the Ministry of Economic Development of the Russian Federation.

Born in 1983. Graduated in 2005 from the Financial Academy attached to the Government of the Russian Federation.
2002 to 2004 – Assistant Branch Specialist, Branch Specialist at European Settlement Bank LLC.
2004 to 2007 – First-category Specialist, Senior Specialist, Consultant, Advisor, Senior Advisor at the Department of Property and Land Relations and Natural Resource Economics at the Russian Ministry of Economic Development.
Does not own shares in JSC Aeroflot.

Elena Andreevna Mikheeva

Deputy Section Head of the Department of State Policy for Civil Aviation at the Russian Ministry of Transport.

Born in 1971. Graduated in 1993 from the Moscow Institute of Geodesy, Aerial Photography and Cartography, specializing as an engineer and aerial geodesist.
2000 to 2004 – Deputy Head of the Department for Airline Accreditation, Visas and Protocol Support of the State Service for Civil Aviation.
Does not own shares in JSC Aeroflot.

Report of the Revision Commission

The Revision Commission held four meetings in the accounting period, at which it analyzed the results of checks and revisions carried out in 2008 and reviewed implementation of recommendations made by the Commission as a result of its work in the previous accounting period.

As required by the Company Statute, which governs its activities, the Revision Commission reviewed information in the annual accounts, profit & loss statement and other documents prior to their presentation to the annual general meeting of shareholders. The opinion of the Commission

as a result of this review includes analysis of the Aeroflot balance sheet and financial results. It also contains information on execution of recommendations of the Revision Commission for 2007 and recommendations arising from review of accounts for 2008. The purpose of the recommendations is to raise efficiency of Company business, including further implementation of the anti-crisis programme in order to raise profitability and reduce costs.

The opinion of the Revision Commission is positive: the Revision Commission expresses its view that the accounts are accurate overall and does not find any reasons not to confirm the data contained in the balance sheet and profit & loss account of JSC Aeroflot as of December 31, 2008.

Remuneration to members of the Revision Commission

No payment of salaries or other material remuneration was envisaged or paid to members of the Revision Commission in 2008.

INTERNAL AUDIT

Aeroflot's Internal Audit Service was established by decision of the Board of Directors in November 1999. Activities by the Service are based on a Statute approved by the Board of Directors in June 2005 as part of efforts to comply with corporate governance standards and recommendations.

The Service carried out 41 checks (revisions) during 2008 and compiled relevant acts and subsequent opinions. These tasks were carried out on the basis of quarterly plans, which were approved by the Company CEO. The work of the Service was focused on key aspects of Company business and the business of several Aeroflot subsidiaries. Main recommendations arising from the checks and revisions were aimed at improving business efficiency of structural sub-divisions, representatives offices and the Company as a whole, as well as protection of Aeroflot's assets, and detection and prevention of fraud.

Audit of industrial, sales and financial processes (procedures) was aimed at improving the Company's system of internal control.

There were 19 specialists factually working for the Service at the end of 2008.

EXTERNAL AUDIT

Audit of JSC Aeroflot's financial accounts for 2008 was carried out:

- to Russian accounting standards by CJSC HLB Vneshaudit; and
- to international accounting standards by CJSC KPMG.

Proposed candidates for the role of Company auditors are assessed by the Audit Committee of the Board of Directors, which makes recommendations for consideration by the Board of Directors on the basis of the quality of previous work by the candidates, and their professional, business and ethical reputation.

Aeroflot is not a customer of CJSC HLB Vneshaudit and CJSC KPMG with respect to any other work, except audit of the Company's financial accounts.

INFORMATION DISCLOSURE

Increasing competition on the air transport market and impact of the financial crisis, which has made it harder to attract investments for business development, add to the importance of maintaining Aeroflot's excellent business reputation, including its reputation for informational transparency.

Aeroflot adheres to best practice in the field of information disclosure and strictly observes legal requirements, being guided by provisions of the Federal Laws, "On the Securities Market", "On Joint-stock Companies", the Statute on Information Disclosure by Securities Issuers, which was approved by decree of the Federal Service for Financial Markets (Decree №06-117/pz-n, dated October 10, 2006), as well as other regulatory and legal documents. The Company has approved an internal document, the Statute on Corporate Information Policy of JSC Aeroflot, which enshrines priorities and standards of Company information policy with respect to various parties as well as presenting a list of information, which is subject to disclosure, and the channels and timing of its publication.

In addition to observance of Russian legislation, Aeroflot's corporate information policy takes account of current trends in the field of information disclosure. The main principles of the Company's information policy are:

- regular and timely presentation of information;
- accessibility of information for all shareholders and other interested parties;

- accuracy and completeness;
- a proper balance between openness and respect for the Company's business interests.

Based on these principles, Aeroflot uses all of the available range of information tools and selects the optimal format for each specific occasion. Press releases concerning Company business are issued on a regular basis, and the Company organizes regular press conferences, briefings and meetings between senior management and representatives of the investment community, as well as other events. Substantial facts about Company business are disclosed in accordance with legal requirements.

Detailed information about the Company is presented on the corporate sites, www.aeroflot.ru and www.aeroflot.aero.

SHARE CAPITAL

Charter capital of JSC Aeroflot as of December 31, 2008, was RUR 1,110,616,299 divided into 1,110,616,299 common shares with par value of one rouble each. The Company Charter stipulates total number of authorized shares equal to 250,000,000.

The state registration numbers of common share issues of JSC Aeroflot are: 73-1«p»-5142 (June 22, 1995); 1-02-00010-A (April 5, 1999); and 1-01-00010-A (January 23, 2004). The first two issues have been merged.

Total number of shareholders at the end of the reporting period was 11,273 persons (of whom 32 legal persons and 11,241 individuals). The number of shares owned by individuals declined by 1,943,719 during 2008 and the total share holding owned by individuals at the end of the year was 7.52% of charter capital (0.17% less than at the end of 2007).

Company capitalization at the end of the reporting year was USD 1.1 billion (RTS data).

Shares and global depositary receipts

Shares of JSC Aeroflot trade on the following Russian stock exchanges:

- CJSC MICEX Stock Exchange (on the A1 quote list with the trading tickerAFLT);
- OJSC RTS Stock Exchange (on the A2 quote list with the trading tickers AFLT and AFLTG).

Inclusion of Company securities in quote lists is an acknowledgement of their quality, since stock exchanges have stringent requirements, which make listing dependent both on liquidity of the securities and on the corporate governance system of the issuer. Aeroflot common shares are also included in the two MICEX indexes (the MICEX Index and the MICEX Standard Capitalization Index) as well as in the two RTS indexes (RTS1 and RTS2).

Outside the Russian Federation shares of JSC Aeroflot are traded as level-1 global depositary receipts (GDRs) on the Frankfurt Stock Exchange (OTC market). One GDR represents 100 common shares. Depository-banking functions are provided by Bankers Trust Company and custody banking is provided by Deutsche Bank LLC. As of December 31, 2008, a total of 36,542,200 shares were converted into GDRs, representing 3.29% of charter capital.

Structure of JSC Aeroflot share capital as of December 31, 2008.


7.52%
51.17%
41.31%
Federal Agency for Federal Property Management
Legal persons
Individuals

Largest shareholders of JSC Aeroflot

Owner	Status	As of December 31, 2008		As of December 31, 2007		Change of stake in share capital, percentage points
		Number of shares	Stake in share capital, %	Number of shares	Stake in share capital, %	
Legal persons of which:		**1,027,149,067**	**92.48**	**1,025,205,348**	**92.31**	**0.17**
Russian Federation (through the Federal Agency for State Property Management)	Owner	568,335,339	51.17	568,335,339	51.17	-
CJSC Depository Clearing Company	Nominee	202,059,171	18.19	363,452,857	32.73	-14.54
NPO National Depository Center	Nominee	179,837,229	16.19	37,869,462	3.41	12.78
Deutsche Bank LLC	Nominee	36,542,200	3.29	28,302,200	2.55	0.74
Aeroflot Partner LLC	Trust manager	11,000,000	0.99	–	–	0.99
J.P Morgan Bank International LLC	Nominee	10,409,455	0.94	10,387,061	0.93	0.01
CJSC ING Bank Eurasia CJSC	Nominee	9,953,610	0.90	8,105,696	0.73	0.17
CJSC Raiffeisenbank Austria	Nominee	–	–	5,064,700	0.46	-0.46
OJSC Yamal Fund	Owner	5,000,000	0.45	–	–	0.45
CJSC Citibank	Nominee	2,374,032	0.21	2,185,753	0.20	0.01
Rosbank	Nominee	1,439,100	0.13	1,502,280	0.14	-0.01
Individuals		**83,467,232**	**7.52**	**85,410,951**	**7.69**	**-0.17**

GDR specifications

Programme type	Ticker	ISIN number
114A	AERAY	ISIN US0077711085
Reg S	AERZF	ISIN US0077712075

Highest and lowest prices for Company shares

		2004	2005	2006	2007	2008
Share price, USD	max.	1.23	1.73	2.35	3.73	4.45
	min.	0.69	1.13	1.44	2.25	0.99

Share and GDR trading volumes

	Average daily turnover, USD *	Total annual turnover, USD	Number of transactions
MICEX **	4,448,058	222,402,912	160,436
RTS	170,073	8,503,626	206
Frankfurt (GDR)**	399,413	19,970,663	-
Total	5,017,544	250,877,201	160,642

* 50 weeks.

** At the average nominal rouble/USD and rouble/euro exchange rates of the Bank of Russia in 2008 (RUR 24.81/USD and RUR 36.41/euro).

Aeroflot share price relative to the RTS Index and international airline sector indexes, 2008 (Index level adjusted to the Aeroflot share price)


USD
5
4
3
2
1
0
2297
RTS Index
632
RTS Index
January
February
March
April
May
June
July
August
September
October
November
December
XAL Index — Index of American airline shares
BWAIRL Index — Bloomberg index of main international airline shares
BEUAIR Index — Bloomberg index of main European airline shares
AFLT — Aeroflot share price
RTS Index

Dividends

The annual general meeting of shareholders in 2009 approved the proposal of the Board of Directors to pay dividends of 0.62 US cents per share for 2008.

Dividend history

Dividend period	Total accrued amount, USD	Number of shares at cut-off date	Dividend per share, US cents
1999	441,339.37	1,110,616,299	0.040
2000	1,183,184.98	1,110,616,299	0.107
2001	2,210,914.99	1,110,616,299	0.199
2002	10,133,210.02	1,110,460,578*	0.913
2003	16,476,837.00	1,110,616,299	1.5
2004	28,016,858.70	1,110,579,386**	2.5
2005	31,650,213.86	1,110,616,299	2.9
2006	54,286,486.90	1,110,616,299	5.0
2007	61,851,222.70	1,110,616,299	5.6
2008	6,803,548.20	1,110,616,299	0,62

* 155 721 shares were held on account by the issuer at the time of register closure and dividends were not accrued for these shares.

** 36 913 shares were held on account by the issuer at the time of register closure and dividends were not accrued for these shares.

Dividends per share, US cents


0.2
0.9
1.5
2.5
2.9
5.0
5.6
0.62
2001
2002
2003
2004
2005
2006
2007
2008

Growth in the share of net profit used for dividend payment, %


5.1
10.0
12.2
12.3
15.0
18.0
25.0
3.4
2001
2002
2003
2004
2005
2006
2007
2008


Mineralnye Vody
Tyumen
Perm

7 | FINANCIAL REPORT

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2008

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the independent auditors' report set out on page 82 and, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated financial statements of Open Joint Stock Company Aeroflot — Russian Airlines and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated financial statements that present fairly the consolidated financial position of the Group as at 31 December 2008, and the consolidated results of its operations, cash flows and changes in equity for the year then ended, in compliance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgments and estimates that are reasonable and prudent;
- stating whether IFRS have been complied with, subject to any material departures being disclosed and explained in the consolidated financial statements; and
- preparing the consolidated financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- preventing and detecting fraud and other irregularities.

The consolidated financial statements as at for the year ended 31 December 2008 were approved on 30 June 2009 by:

General Director — V. G. Saveliev

Deputy General Director
Finance and Planning — M. I. Poluboyarinov

FINANCIAL RESULTS

Aeroflot Group obtained revenue of USD 4613.8 million from operations in 2008, which is 21.2% more than in 2007. Operating costs rose by 32.4% to USD 4275.3 million. Operating profit was USD 338.5 million, which is 41.4% less than in 2007.

Profit before tax was 67.4% less in 2008 than in 2007 at USD 175.1 million. The Group's net profit was 88.2% lower than in the previous year and totaled USD 37.0 million.

Revenues from air transport and services

Traffic revenue accounted for 78.3% of Group revenues from operating business in 2008, while cargo and mail gave 7.2% and 10.3% of revenues came from agreements with foreign airlines for joint route operations. Other activities brought 4.2% of revenues.

Revenues from passenger traffic

Passenger traffic revenues in 2008 were USD 3615.1 million, which is 24.9% more than in 2007. The growth was due both to increase of passenger numbers and of profitability.

International routes brought USD 2367.6 or 65.5% of total passenger traffic revenues in 2008. International passenger traffic revenues were 21.5% higher than in 2007. Revenues from domestic passenger traffic increased by 31.9% to USD 1247.5 million. Revenue growth was due both to increase of passenger numbers and of profitability

Revenues from cargo traffic

Revenues from cargo and mail rose by 22.7% in 2008 to USD 333.6 million. Most (84%) of revenues were from carrying on international routes.

Revenues from agreements with other airlines

Revenues from commercial agreements with foreign airlines on joint operation of routes brought USD 477.1 million in 2008, almost unchanged from the result in 2007.

Revenues from other business include revenues from refuelling services to other airlines, ground services at the airport, hotel revenues, sale of inflight refreshments, income from real estate leasing, placement of advertising, commission from duty-free retail trade and other services. Revenues from other business totalled USD 188 million in 2008, which is 16.6% more than in 2007.

Headline financial results (USD millions)

	2008	2007	%
Revenue	4,613.8	3,807.8	21.2
Operating costs	(4,275.3)	(3,229.8)	32.4
Operating profit	338.5	578.0	(41.4)
Non-operating income (loss), net	20.8	(55.8)	
Profit before income tax	175.1	537.0	(67.4)
Taxation	(138.1)	(223.6)	
Minority interest	19.1	(8.1)	(335.8)
Profit for the year	37.0	313.4	(88.2)

Revenue (USD millions)

	2008	2007	%
Passenger revenue	3,615.1	2,893.5	24.9
incl. international*	2,367.6	1,948.0	21.5
domestic	1,247.5	945.5	31.9
Cargo revenue	333.6	271.9	22.7
Airline revenue agreements	477.1	481.2	(0.9)
Other revenue	188.0	161.2	16.6
Total revenue	4,613.8	3,807.8	21.2

* All charter passengers are included in the international segment.

Passenger yield, USc/RPK


7.3
6.4
8.2
8.0
9.2
8.9
10.1
10.9
11.5
11.8
2004
2005
2006
2007
2008
Scheduled domestic flights
Scheduled international flights

Cargo yield, USc/CTK


23.0
28.3
30.2
31.9
39.9
2004
2005
2006
2007
2008

Operating costs

Operating costs of the Group in 2008 were USD 4275.3 million, representing growth of 32.4% compared with 2007.

Most of the growth in operating costs was due to four cost items:

- jet fuel (36.2%);
- payroll (16.1%);
- aircraft servicing (14%);
- technical servicing (7%).

Group spending on jet fuel rose by USD 525.9 million or 51.4% during 2008. Growth of prices for jet fuel reflected rapid increase of oil prices.

Spending on servicing of aircraft rose by USD 96.4 million or 19.4%. Main reasons for the growth were expansion of the route network, growth of charges and levies for security provision, and higher prices for airport and air traffic control services.

Payroll spending rose by USD 131.4 million or 23.7%, due to rise of salary levels across the Group, increase of flying hours by 7.7%, and hiring of new staff in subsidiaries to cope with increased work load.

Spending on technical servicing of aircraft rose by USD 86.4 million or 41.4%. The main reason for growth of this item was expansion of the aircraft fleet.

Spending on operating leasing increased by USD 37.2 million or 21.9%. The increase was caused by acquisition of new aircraft in 2008 on operating lease terms, of which: 13 aircraft delivered to JSC Aeroflot (11 A-320s and two A-330s); one aircraft delivered to OJSC Aeroflot-Don (a Boeing 737); four aircraft to CJSC Aeroflot-Nord (three Boeing 737s and one An-24); four aircraft to CJSC Aeroflot-Cargo (one Boeing 737 and three McDonnel Douglas MD-11s); and one aircraft to Aeroflot-Plus (a Tu-134). At the same time seven aircraft were disposed of (three Tu-134s, one Tu-154, and three McDonnel Douglas DC-10s).

Spending on sales and marketing grew by USD 27.4 million or 13.2% mainly due to higher spending on commission payments to agents, which reflects growth of Group revenues.

Growth of passenger service costs were USD 34.0 million or 32.2%, reflecting increase by 13.7% of the number of passengers carried.

Operating costs breakdown, 2008


1.5%
8.3%
3.3%
36.2%
3.5%
4.9%
5.5%
6.9%
13.9%
16.0%
Aircraft fuel
Staff costs
Aircraft and traffic servicing
Maintenance
Sales and marketing
Operating lease expenses
Administration and general expenses
Passenger services
Communication expenses
Other expenses

Amortization rose by USD 14.3 million or 9.9% due to increase of fixed assets.

Other cost items rose by USD 92.5 million or 29.3%, mainly due to growth in the cost of fuel, which the Group sold, reflecting both higher prices for jet fuel and increase of sales volumes.

Results of non-operating and other business

Interest expenses rose insignificantly, by USD 1.3 million or 2.4%.

Interest income rose by USD 0.3 million or 7.1%.

Share in income of associated companies. This item rose by USD 2.4 million or 40%.

Losses due to exchange rate differences were USD 141 million in 2008, and profits from exchange rate differences were USD 44.6 million in 2007. Change in this line of accounts was due to increase of the US dollar exchange rate in 2008 by 4.83 roubles or 19.69%. In 2007 the dollar declined by RUR 1.79 or 6.78%.

Net non-operating income was USD 20.8 million. Non-operating income was mainly obtained from reduction of the sum of Group reserves for legal and tax risks.

Operating costs (USD millions)

	2008	2007	%
Aircraft fuel	1,549.0	1,023.1	51.4
Staff costs	686.6	555.2	23.7
Aircraft and traffic servicing	594.1	497.7	19.4
Maintenance	295.1	208.7	41.4
Sales and marketing	235.7	208.3	13.2
Operating lease expenses	207.4	170.2	21.9
Depreciation and amortization	159.3	145.0	9.9
Administration and general expenses	149.8	117.4	27.6
Passenger services	139.6	105.6	32.2
Communication expenses	65.3	57.7	13.2
Customs duties	26.8	12.4	116.1
Insurance expenses	21.4	21.7	(1.4)
Other expenses*	145.2	106.8	36.0
Total operating costs	4,275.3	3,229.8	32.4

* Other expenses include: operating taxes; increase in contingency provisions; taxes refunded by court decision; reversal of provision for tax penalties; recovery of receivables previously provided for; increase (decrease) in provisions for bad and doubtful receivables and fines and penalties; other expenses.

Financial income and expenses

	2008	2007
Financial income:		
Interest income on bank deposits	4.4	4.2
Gain on disposal of investments, net	-	13.2
Foreign exchange gain, net	-	44.6
Financial income	4.4	62.0
Financial expenses:		
Foreign exchange loss, net	(141.0)	-
Interest expense on finance lease liabilities	(24.6)	(31.6)
Interest expense on customs duty discounting	(13.4)	(11.9)
Interest expense on short and long-term borrowings	(16.7)	(9.7)
Loss on disposal of investments, net	(1.3)	-
Financial expenses	(197.0)	(53.2)

Other non-operating income/(expenses), net

	2008	2007
Reversal of payables no longer due	4.5	0.6
Fines and penalties received from suppliers	1.8	1.8
Insurance compensation received	1.3	0.5
Non-recoverable VAT	(16.8)	(44.7)
Other income /(expenses)	30.0	(14.0)
	20.8	(55.8)

Capital investments

Capital investments in 2008 were USD 610 million.

The biggest capital investment items in 2008 were: construction in progress (80.2% of the total), acquisition, financial leasing and modernization of aircraft (13.5%), acquisition of cars and equipment, vehicles, IT equipment, production and business inventory, uniform and special clothing (5.6%), and construction and repairs to buildings, facilities and relay equipment (0.7%).

Capital investments on construction in progress totaled USD 489.2 million in 2008, most of which was spent on the Sheremetyevo-3 terminal complex (USD 337.0 million) and Aeroflot's new head office (USD 59.3 million). Capital investments on construction in progress also include USD 51.9 million prepayment for delivery of 16 A-321 aircraft on financial leasing terms, payment of USD 17 million advances by the subsidiary, CJSC Aeroflot-Cargo, for delivery of three MD-11 and Il-96-400T aircraft, and USD 23.8 million spent on various other construction in progress (including a simulator for training of Airbus A-320 air crew).

For purposes of aircraft fleet modernization, money was invested in the accounting year on acquisition of two Boeing 737-500 aircraft on financial leasing terms, and on acquisition of aircraft engines and other aircraft equipment on financial leasing terms and by outright purchase. Total spending for these purposes was USD 49 million.

In compliance with Russian Government Resolution № 365 (June 9, 2005), 19 satellite navigation sets were installed on the Company's Tu-154M aircraft during 2008. The apparatus uses a GLONASS/GPS system for operation. Work was carried out on the TCAS collision avoidance system and for installation of a digital alarm system on Il-96-300 aircraft. Overhaul work was also carried out on Tu-154 engines. Total sums invested for all these purposes were USD 33.2 million.

Sums were also invested during 2008 for acquisition, construction, and modernization of buildings,

facilities and relay equipment. Total spending for these purposes was USD 4.2 million.

Investments were made in 2008 to replace depreciated ground equipment and to buy new equipment (container loaders, mini-tractors, special vehicles for resupplying aircraft with drinking water, auto lifts, etc.). This was made necessary by depreciation of existing equipment, necessity to improve technical service of aircraft at the airport, and considerations of labor productivity. Modernization was carried out on the Company's flight simulators and new simulator equipment was acquired (including an A330 door trainer, modernization of Il-96-300 and Tu-154M trainers, etc.). Money was invested in the accounting year for installation of new integrated security systems and fire alarm systems at Company facilities, as well as on development of corporate information technologies (modern IT and office equipment), and purchase of production and business inventory, uniforms and special clothing. Total spending for these purposes was USD 34.4 million.

Borrowings

The credit portfolio of JSC Aeroflot in 2008 consisted of short-term credit lines at Sberbank of the Russian Federation, the Royal Bank of Scotland, Société Générale Vostok, Bank WestLB Vostok. In all cases the credit agreements gave the Company access to financial resources on favorable terms, which banks only make available to VIP-class borrowers.

JSC Aeroflot used the credit lines mainly for unsecured additions to working capital at floating and fixed interest rates. Credit agreements with a floating interest rate make the bank margin dependent on the drawdown period in the framework of each agreement. This structuring of the credit portfolio enables the Company to obtain credit in an optimal and efficient manner depending on the environment on financial markets.

Long-term loans of the Group as of December 31, 2008 reflect credit lines from Vneshekonombank (USD 266.4 million) and Vneshtorgbank (USD 335.9 million) for financing of construction and commissioning of the Sheremetyevo-3 terminal complex. These long-term liabilities are secured by sub-lease rights to the land plot, which have approximate mortgage value of USD 59.5 million, and by mortgage of all construction in progress with value of USD 645.8 million, in accordance with mortgage agreements.

Total interest expenses of the Group on short-term and long-term loans in 2008 were USD 16.7 million. The Group's interest expenses in 2007 were USD 9.7 million.

Interest expenses in 2008 on discounting of customs duties for imported aircraft of foreign manufacture were USD 13.4 million, compared with USD 11.9 million in 2007.

In order to reduce its borrowing costs, Aeroflot carries out constant analysis of the current state of the corporate lending market and works to improve structuring and reducing the level of bank interest. Thanks to these efforts the average-weighted level of annual interest paid by Aeroflot in 2008 was 2.19%.

Cash flows (USD millions)

	2008	2007
Net cash flows from operating activities	501.4	216.6
Net cash flows to investment activities	(439.3)	(417.3)
Net cash flows from financing activities	44.6	100.9
Net increase (decrease) in cash and cash equivalents	56.2	(90.7)
Effect of exchange rate fluctuations	(50.5)	9.1
Cash and cash equivalents at the end of the year	**146.8**	**90.6**

Short-term and long-term loans (USD millions)

	2008	2007
Short-term loans		
Loans and credit lines in USD	73.5	-
Loans and credit lines in Russian rubles	71.9	131.4
Long-term loans in USD	**591.1**	**379.6**

SEGMENT INFORMATION

Financial data (USD millions)

Years ended December 31	2008	2007	%
Airline:			
External sales	4,580.7	3,759.4	21.9
Inter-segment sales	-	-	-
Total revenue	4,580.7	3,759.4	21.9
Operating costs	(4,245.1)	(3,196.8)	32.8
Operating income	335.6	562.6	(40.4)
Catering:			
External sales	17.6	19.1	(7.9)
Inter-segment sales	74.3	55.6	33.6
Total revenue	91.9	74.7	23.0
Operating costs	(81.2)	(62.5)	29.9
Operating income	10.7	12.2	(12.3)
Hotels:			
External sales	22.1	19.9	11.1
Inter-segment sales	6.7	5.9	13.6
Total revenue	28.8	25.8	11.6
Operating costs	(22.1)	(19.5)	13.3
Operating income	6.7	6.3	6.4
Terminal:			
External sales	-	-	
Inter-segment sales	-	-	
Total revenue	-	-	
Operating costs	(8.6)	(4.5)	91.1
Operating income	(85.0)	(65.1)	30.6
Other businesses:			
External sales	(6.6)	9.4	(29.8)
Inter-segment sales	4.0	3.6	11.1
Total revenue	(2.6)	13.0	(120.0)
Operating costs	(12.2)	(11.4)	(7.0)
Operating income	(14.8)	1.6	
Intercompany eliminations:			
Inter-segment sales	(85.0)	(65.1)	(31.5)
Operating costs	8.9	(0.2)	
Consolidated:			
Total revenue	4,613.8	3,807.8	21.2
Operating costs	(4,275.3)	(3,229.8)	32.4
Operating income	338.5	578.0	(41.4)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Open Joint Stock Company Aeroflot — Russian Airlines

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Open Joint Stock Company Aeroflot — Russian Airlines (the "Company") and its subsidiaries (the "Group"), which comprise the consolidated balance sheet as at 31 December 2008, and the consolidated statement of income, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with relevant ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at 31 December 2008, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

ZAO KPMG
30 June 2009

CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED 31 DECEMBER 2008

(All amounts in millions of US dollars)

	Notes	2008	2007
Traffic revenue	6	3,948.7	3,165.4
Other revenue	7	665.1	642.4
Revenue		**4,613.8**	**3,807.8**
Operating costs	8	(3,429.4)	(2,529.6)
Staff costs	9	(686.6)	(555.2)
Depreciation and amortisation	21, 22	(159.3)	(145.0)
Operating costs		**(4,275.3)**	**(3,229.8)**
Operating profit		**338.5**	**578.0**
Financial income	10	4.4	62.0
Financial expenses	10	(197.0)	(53.2)
Share of results of equity accounted investments	17	8.4	6.0
Other non-operating income /(expenses), net	11	20.8	(55.8)
Profit before income tax		**175.1**	**537.0**
Income tax	12	(138.1)	(223.6)
Profit for the year		**37.0**	**313.4**
Attributable to:			
Shareholders of the Company		56.1	305.3
Minority interest		(19.1)	8.1
		37.0	**313.4**
Earnings per share, basic and diluted (US cents)		**5.2**	**28.8**
Weighted average number of shares outstanding (millions)		**1,067.0**	**1,061.0**

General Director — V. G. Saveliev

Deputy General Director
Finance and Planning — M. I. Poluboyarinov

The consolidated statement of income should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 88 to 119.

FINANCIAL REPORT

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2008

(All amounts in millions of US dollars)

	Notes	2008	2007
ASSETS			
Current assets			
Cash and cash equivalents	13	146.8	90.6
Short-term investments	14	9.5	54.1
Accounts receivable and prepayments, net	15	916.1	1,048.7
Aircraft lease deposits		0.6	0.7
Expendable spare parts and inventories, net	16	78.7	104.2
		1,151.7	**1,298.3**
Non-current assets			
Equity accounted investments	17	21.1	20.5
Long-term investments	18	16.8	21.8
Aircraft lease deposits		1.6	1.7
Deferred tax assets	12	34.9	8.2
Other non-current assets	19	240.4	216.6
Prepayment for aircraft	20	95.5	114.5
Property, plant and equipment	21	1,774.3	1,708.9
Intangible assets	22	14.1	7.8
		2,198.7	**2,100.0**
TOTAL ASSETS		**3,350.4**	**3,398.3**
LIABILITIES AND EQUITY			
Current liabilities			
Accounts payable and accrued liabilities	23	669.2	629.8
Unearned transportation revenue	24	172.9	180.3
Provisions	25	22.8	4.0
Short-term borrowings	26	145.4	131.4
Finance lease liabilities	27	78.0	67.4
		1,088.3	**1,012.9**
Non-current liabilities			
Long-term borrowings	28	591.1	379.6
Finance lease liabilities	27	460.2	531.1
Provisions	25	2.4	60.9
Deferred tax liabilities	12	60.0	53.2
Other non-current liabilities	29	150.4	175.5
		1,264.1	**1,200.3**
Equity			
Share capital	30	51.6	51.6
Treasury stock	30	(9.1)	(29.7)
Investment revaluation reserve		8.3	12.7
Cumulative translation reserve		(117.2)	63.0
Retained earnings	31	1,011.4	1,014.6
Equity attributable to shareholders of the Company		**945.0**	**1,112.2**
Minority interest		53.0	72.9
		998.0	**1,185.1**
TOTAL LIABILITIES AND EQUITY		**3,350.4**	**3,398.3**

The consolidated balance sheet should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 88 to 119.

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED 31 DECEMBER 2008

(All amounts in millions of US dollars)

	Notes	2008	2007
Cash flows from operating activities:			
Profit before income tax		175.1	537.0
Adjustments to reconcile income before taxation to net cash provided by operating activities:			
Depreciation and amortisation	21, 22	159.3	145.0
Increase in impairment allowance for bad and doubtful debts	15	3.9	7.7
Accounts receivable write off	15	1.2	0.3
Increase in impairment allowance for obsolete inventory		2.5	5.9
Increase in impairment of property, plant and equipment	21	27.2	3.9
Loss/(Gain) on disposal of property, plant and equipment		7.4	(0.9)
Decrease in other provisions and other assets impairments		(34.4)	-
Accounts payable de-recognition		(4.5)	0.6
Share of profits in equity accounted investments	17	(8.4)	(6.0)
Loss/(Gain) on disposal of investments, net	10	1.3	(13.2)
Interest expense		54.5	53.2
Unrealised foreign exchange loss/(gains)	38	151.0	(37.3)
VAT write off	38	16.8	44.7
Other non-cash expenses	38	18.0	(1.0)
Operating profit before working capital changes		**570.9**	**739.9**
Decrease/(Increase) in accounts receivable and prepayments		70.3	(323.8)
Decrease/(Increase) in expendable spare parts and inventories		23.1	(31.1)
(Decrease)/Increase in accounts payable and accrued liabilities		(20.8)	34.8
		643.5	**419.8**
Income tax paid		(142.1)	(203.2)
Net cash flows from operating activities		**501.4**	**216.6**
Cash flows from investing activities:			
Proceeds from sale of investments		130.1	147.9
Proceeds from sale of property, plant and equipment		6.9	8.6
Dividends received		3.8	3.0
Decrease in aircraft lease deposits		-	2.3
Purchases of investments		(104.5)	(101.0)
Lease prepayments		(0.4)	(103.9)
Purchases of property, plant and equipment and intangible assets		(475.2)	(374.2)
Net cash flows to investing activities		**(439.3)**	**(417.3)**

The consolidated balance sheet should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 88 to 119.

	Note	2008	2007
Cash flows from financing activities:			
Proceeds from borrowings	38	904.0	858.4
Sale of treasury stock		64.3	5.0
Repayment of borrowing	38	(654.1)	(583.5)
Purchases of treasury stock		(28.8)	(0.8)
Repayment of the principal element of finance lease liabilities		(75.0)	(68.2)
Interest paid		(104.1)	(51.5)
Dividends paid		(61.7)	(58.5)
Net cash flows from financing activities		**44.6**	**100.9**
Effect of exchange rate fluctuations	38	(50.5)	9.1
Net increase/(decrease) in cash and cash equivalents		**56.2**	**(90.7)**
Cash and cash equivalents at the beginning of the year		90.6	181.3
Cash and cash equivalents at the end of the year	13	146.8	90.6

Supplemental cash flow information:			
Interest received		4.5	4.2

Non-cash investing and financing activities:			
Property, plant and equipment acquired under finance leases		19.3	178.0

The consolidated statement of cash flows should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 88 to 119.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2008

(All amounts in millions of US dollars)

	Share capital	Treasury stock	Investment revaluation reserve	Cumulative translation reserve	Retained earnings	Attributable to shareholders of the Company	Minority interest	Total
As at 31 December 2006 as previously reported	**51.6**	**(33.5)**	**11.0**	**2.7**	**752.7**	**784.5**	**4.4**	**788.9**
Changing of functional currency	–	(0.4)	–	–	10.9	10.5	(5.3)	5.2
As at 1 January 2007 (restated)	**51.6**	**(33.9)**	**11.0**	**2.7**	**763.6**	**795.0**	**(0.9)**	**794.1**
Profit for the period	–	–	–	–	305.3	305.3	8.1	313.4
Foreign currency translation for the period	–	–	–	60.3	–	60.3	0.1	60.4
Gain on investments available-for-sale	–	–	1.7	–	–	1.7	–	1.7
Total recognised income and expenses						**367.3**	**8.2**	**375.5**
Sales of subsidiary shares	–	–	–	–	–	–	69.8	69.8
Gain on disposal of treasury stock	–	4.6	–	–	–	4.6	–	4.6
Sale of treasury stock	–	0.4	–	–	–	0.4	–	0.4
Purchase of treasury stock	–	(0.8)	–	–	–	(0.8)	–	(0.8)
Dividends	–	–	–	–	(54.3)	(54.3)	(4.2)	(58.5)
As at 31 December 2007	**51.6**	**(29.7)**	**12.7**	**63.0**	**1,014.6**	**1,112.2**	**72.9**	**1,185.1**
Profit for the period	–	–	–	–	56.1	56.1	(19.1)	37.0
Foreign currency translation for the period	–	–	–	(180.2)	–	(180.2)	1.6	(178.6)
Gain on investments available-for-sale	–	–	(4.4)	–	–	(4.4)	–	(4.4)
Total recognised income and expenses						**(128.5)**	**(17.5)**	**(146.0)**
Gain on disposal of treasury stock	–	17.9	–	–	–	17.9	–	17.9
Sale of treasury stock	–	29.0	–	–	–	29.0	–	29.0
Purchase of treasury stock	–	(26.3)	–	–	–	(26.3)	–	(26.3)
Dividends	–	–	–	–	(59.3)	(59.3)	(2.4)	(61.7)
As at 31 December 2008	**51.6**	**(9.1)**	**8.3**	**(117.2)**	**1,011.4**	**945.0**	**53.0**	**998.0**

The consolidated statement of changes in equity should be read in conjunction with the notes to, and forming part of, the consolidated financial statements set out on pages 88 to 119.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED 31 DECEMBER 2008

(All amounts in millions of US dollars)

1. Nature of the business

oJSC Aeroflot — Russian Airlines (the "Company" or "Aeroflot") was formed as a joint stock company following a government decree in 1992. The 1992 decree conferred all the rights and obligations of Aeroflot-Soviet Airlines and its structural units, excluding its operations in Russia and Sheremetyevo Airport, upon the Company, including inter-governmental bilateral agreements and agreements signed with foreign airlines and enterprises in the field of civil aviation.

The principal activities of the Company are the provision of passenger and cargo air transportation services, both domestically and internationally, and other aviation services from its base at Moscow Sheremetyevo Airport. The Company and its subsidiaries (the "Group") also conduct activities comprising airline catering, hotel operations, and the construction of the Sheremetyevo-3 terminal. Associated entities mainly comprise cargo-handling services, fuelling services and duty-free retail businesses.

As at 31 December 2008 and 2007 the Government of the Russian Federation owned 51% of the Company. The Company's headquarters are located in Moscow at 37 Leningradsky Prospect.

The principal subsidiary companies are:

Company name	Place of incorporation and operation	Activity	31 December 2008	31 December 2007
CJSC Sherotel	Moscow region	Hotel	100.00%	100.00%
CJSC Aeroflot Plus	Moscow	Airline	100.00%	100.00%
OJSC Insurance company Moscow	Moscow	Captive insurance services	100.00%	100.00%
OJSC Aeroflot-Don	Rostov-on-Don	Airline	100.00%	100.00%
CJSC Aeroflot-Cargo	Moscow	Cargo transportation services	100.00%	100.00%
OJSC Terminal	Moscow region	Construction of Sheremetyevo-3 terminal	52.82%	55.00%
CJSC Aeromar	Moscow region	Catering	51.00%	51.00%
CJSC Aeroflot-Nord	Arkhangelsk	Airline	51.00%	51.00%

The significant entities in which the Group holds more than 20% but less than 50% of the equity are:

Company name	Place of incorporation and operation	Activity	31 December 2008	31 December 2007
LLC Airport Moscow	Moscow region	Cargo handling	50.0%	50.0%
CJSC AeroMASH — AB	Moscow region	Aviation security	45.0%	45.0%
CJSC Aerofirst	Moscow region	Trading	33.3%	33.3%
CJSC TZK Sheremetyevo	Moscow region	Fuel trading company	31.0%	31.0%

All the companies listed above are incorporated in the Russian Federation.

The table below provides information on the Group's aircraft fleet as at 31 December 2008:

Type of aircraft	Ownership	Aeroflot-Russian Airlines (number)	Aeroflot-Don (number)	Aeroflot-Nord (number)	Aeroflot-Cargo (number)	Aero-flot- Plus (number)	Group total (number)
Antonov An-24	Owned	–	–	2	–	–	2
Antonov An-26	Owned	–	–	1	–	–	1
Ilyushin Il-86	Owned	3	–	–	–	–	3
Ilyushin Il-96-300	Owned	6	–	–	–	–	6
Tupolev Tu-134	Owned	1	2	10	–	1	14
Tupolev Tu-154	Owned	24	6	–	–	–	30
Total owned		**34**	**8**	**13**	–	**1**	**56**
Airbus A-319	Finance lease	4	–	–	–	–	4
Airbus A-320	Finance lease	1	–	–	–	–	1
Airbus A-321	Finance lease	10	–	–	–	–	10
Antonov An-24	Finance lease	–	–	1	–	–	1
Boeing 737	Finance lease	–	5	2	–	–	7
Tupolev Tu-134	Finance lease	–	–	1	–	–	1
Total finance lease		**15**	**5**	**4**	**–**	**–**	**24**
Airbus A-319	Operating lease	7	–	–	–	–	7
Airbus A-320	Operating lease	23	–	–	–	–	23
Airbus A-330	Operating lease	2	–	–	–	–	2
Antonov An-24	Operating lease	–	–	2	–	–	2
Antonov An-26	Operating lease	–	–	1	–	–	1
Boeing B-737	Operating lease	–	3	10	2	–	15
Boeing B-767	Operating lease	11	–	–	–	–	11
Ilyushin Il-86	Operating lease	–	2	–	–	–	2
McDonnell Douglas DC10-40F	Operating lease	–	–	–	1	–	1
McDonnell Douglas MD-11	Operating lease	–	–	–	3	–	3
Tupolev Tu-134	Operating lease	–	–	–	–	1	1
Total operating lease		**43**	**5**	**13**	**6**	**1**	**68**
Total fleet		**92**	**18**	**30**	**6**	**2**	**148**

2. Presentation of consolidated financial statements

Basis of presentation – The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards ("IFRS"). The consolidated financial statements are presented in millions of US dollars ("USD"), except where specifically noted otherwise.

All significant subsidiaries directly or indirectly controlled by the Group are included in the consolidated financial statements. A listing of the Group's principal subsidiary companies is set out in Note 1.

The Group maintains its accounting records in Russian roubles ("RUR") and in accordance with Russian accounting legislation and regulations. The accompanying consolidated financial statements are based on the underlying accounting records, appropriately adjusted and reclassified for fair presentation in accordance with IFRS.

Functional and presentation currency – Since 1 January 2007 the functional currency of the Group is the Russian rouble. The presentation currency of the Group is the US dollar for convenience of foreign users, including the major lessors. The functional currency was changed due to the decrease

in the cash inflows and outflows of the Group denominated in US dollars in 2007 and the increase in cash inflows and outflows denominated in Russian roubles.

The assets and liabilities, both monetary and non-monetary, have been translated at the closing rate at the date of each balance sheet presented in accordance with International Accounting Standard ("IAS") 21 The Effect of Changes in Foreign Exchange Rates. Income and expense items for all periods presented have been translated at the exchange rates existing at the dates of the transactions or a rate that approximates the actual exchange rates. All exchange differences resulting from translation have been classified as equity and transferred to the Group's translation reserve.

Any conversion of Russian rouble amounts to US dollars should not be considered as a representation that Russian rouble amounts have been, could be or will be in the future, converted into US dollars at the exchange rate shown or at any other exchange rate.

The assets and liabilities, both monetary and non-monetary, of the subsidiaries of the Company with functional currencies other than the Russian rouble have been translated at the closing rate at the date of each balance sheet presented; income and expense items for all periods presented have been translated at the exchange rates existing at the dates of the transactions or a rate that approximates the actual exchange rates. All exchange differences resulting from translation have been classified as equity and transferred to the Group's translation reserve.

The following table details the exchange rates used to translate Russian roubles to US dollars:

	Exchange rate
31 December 2008	29.38
Average rate for 12 month 2008	24.86
31 December 2007	24.55
Average rate for 2007	25.58
31 December 2006	26.33

3. New and revised international financial reporting standards

Certain new standards and interpretations have been published that are mandatory for the Group's accounting periods beginning on or after 1 January 2008 or later periods and which the entity has not adopted early and which potentially could have an impact:

- IFRS 8 *Operating segments*, effective for annual periods beginning on or after 1 January 2009. The Group is currently evaluating the potential impact of IFRS 8 on the presentation of segmental information.
- Revised IAS 1 *Presentation of Financial Statements* (2007) which becomes mandatory for the Group's 2009 consolidated financial statements is expected to have a significant impact on the presentation of the consolidated financial statements. The Standard introduces the concept of total comprehensive income and requires presentation of all owner changes in equity in the statement of changes in equity, separately from non-owner changes in equity.
- Revised IFRS 3 *Business Combinations* (2008) and amended IAS 27 (2008) *Consolidated and Separate Financial Statements*, which come into effect on 1 July 2009 (i.e. become mandatory for the Group's 2010 consolidated financial statements). The Group is currently evaluating the potential impact of this revision and amendment.
- IFRIC 12 *Service concession arrangements*, effective for the annual periods beginning on or after 1 January 2008. The Group is currently evaluating the potential impact of IFRIC 12 on the presentation of service concession agreements.
- IFRIC 13 *Customer Loyalty Programmes*, effective for annual periods beginning on or after 1 July 2008. The Group is currently evaluating the potential impact of IFRIC 13 on the valuation of the frequent flyer programme liabilities.

4. Principal accounting policies

the consolidated financial statements have been prepared on the historical cost basis except for the revaluation of certain non-current assets and financial instruments. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Consolidation – The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company (its subsidiaries) prepared through 31 December each year. Subsidiaries comprise entities in which the Company, directly or indirectly, has an interest of more than one half of the voting rights or otherwise has power to exercise control over their operations. Control is achieved where the Company has the power to govern the financial and operating policies

of an investee entity so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date on which effective control is obtained by the Group and are no longer consolidated from the date of disposal or loss of control.

All intra-group transactions, balances and unrealised surpluses and deficits on transactions between Group companies are eliminated on consolidation. Minority interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities acquired adjusted by subsequent changes in the carrying value of net assets of those entities. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Business combinations – The acquisition of subsidiaries is accounted for using the purchase allocation method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquire, plus any costs directly attributable to the business combination. The acquirer's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-Current Assets Held for Sale and Discontinued Operations, which are recognised and measured at fair value less costs to sell.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of income from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

Purchases of minority interests – The difference between the cost of acquisition and the carrying value of minority interests is recognised as an adjustment to equity.

Investments in associates – Associates in which the Group has significant influence but not a controlling interest are accounted for using the equity method of accounting. Significant influence is usually demonstrated by the Group's owning, directly or indirectly, between 20% and 50% of the voting share capital or by exerting significant influence through other means.

Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of individual investments. The Group's share of the net income or losses of associates is included in the consolidated statement of income. An assessment of investments in associates is performed when there is an indication that the asset has been impaired or that the impairment losses recognised in prior years no longer exist. Losses of an associate in excess of the Group's interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate) are not recognised.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate. A listing of the Group's principal associated entities is included in Note 1.

Foreign currency translation – Transactions in currencies other than the functional currency are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies at the balance sheet date are translated into the functional currency at the year end exchange rate. Exchange differences arising from such translation are included in the consolidated statement of income.

Non-current assets and disposal groups held for sale – Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as being met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which

should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Any liabilities related to non-current assets to be sold are also presented separately as liabilities in the balance sheet. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' previous carrying amount and fair value less costs to sell.

Revenue recognition – Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of sales related taxes.

Passenger revenue: Ticket sales are reported as traffic revenue when the transportation service has been provided. The value of tickets sold and still valid but not used by the balance sheet date is reported as unearned transportation revenue. This item is reduced either when the Group completes the transportation service or when the passenger requests a refund. Sales representing the value of tickets that have been issued, but which will never be used, are recognised as traffic revenue at the date the tickets are issued based on an analysis of historical patterns of actual sales data. Commissions, which are payable to the sales agents are recognised as sales and marketing expenses at the same time as revenue from the air transportation to which they relate.

Passenger revenue includes revenue from code-share agreements with certain other airlines. Under these agreements, the Group sells seats on these airlines' flights and those other airlines sell seats on the Group's flights. Revenue from the sale of code-share seats on other airlines are recorded net in Group's passenger revenue in the consolidated statement of income. The revenue from other airlines' sales of code-share seats on the Group's flights is recorded in passenger revenue in the Group's consolidated statement of income.

Cargo revenue: The Group's cargo transport services are recognised as revenue when the air transportation is provided. Cargo sales for which the transportation service has not yet been provided are shown as unearned transportation revenue.

Catering revenue: Revenue is recognised when meal packages are delivered to the aircraft, as this is the date when the risks and rewards of ownership are transferred to customers.

Other revenue: Revenue from bilateral airline agreements is recognised when earned with reference to the terms of each agreement. Hotel accommodation revenue is recognised when the services are provided. Sales of goods and other services are recognised as revenue when the goods are delivered or the service is rendered.

Borrowing costs – All borrowing costs that are directly attributable to the acquisition, construction and production of a qualifying asset form part of the cost of that asset. All other borrowings costs are recognised as an expense in the consolidated statement of income.

Segment reporting – For the purposes of segment disclosure the Group has identified the following segments:

(a) Business segments
The principal business segments are airline operations, airline catering and development of an airport terminal, hotel operations and other. Business segment assets comprise all assets used directly in the operation of the business segment. Income tax assets are excluded from segment assets. Equity interests in affiliated companies are presented separately. Business segment liabilities and provisions comprise all commitments that are directly attributable to the business segment's operations.

(b) Geographic segments
The operations of all segments are based in the Russian Federation. With respect to scheduled passenger and cargo activities, the following geographic analysis is provided:

(i) *Geographic analysis of revenue from flights* – The analysis of revenue from scheduled flights is based upon the geographic location of the place of flight origin;
(ii) *Geographic analysis of net assets* – The major revenue earning assets of the Company are comprised of its aircraft fleet. Since the Company's aircraft fleet is employed flexibly across its worldwide route network, there is no suitable basis for allocating such assets and liabilities to geographic segments.

Property, plant and equipment – Property, plant and equipment is stated at cost, or appraised value,

as described below. Depreciation is calculated in order to amortise the cost or appraised value (less estimated salvage value where applicable) over the remaining useful lives of the assets.

(a) Fleet

(i) *Owned aircraft and engines* – Aircraft and engines owned by the Group as at 31 December 1995 were stated at depreciated replacement cost based upon external valuations denominated in US dollars. Airclaims, an international firm of aircraft appraisers, conducted the valuation. The Group has chosen not to revalue these assets subsequent to 1995. Subsequent purchases are recorded at cost.

(ii) *Finance leased aircraft and engines* – Where assets are financed through finance leases, under which substantially all the risks and rewards of ownership are transferred to the Group, the assets are treated as if they had been purchased outright. The Group recognises finance leases as assets and liabilities in the balance sheet at amounts equal to the fair value of the leased property at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding obligation, reduced by the capital portion of lease payments made, is included in payables. Custom duties, legal fees and other initial direct costs are added to the amount recognised as an asset. The interest element of lease payments made is included in interest expense in the consolidated statement of income.

(iii) *Capitalised maintenance costs* – The valuation of aircraft and engines as at 31 December 1995 reflected their maintenance condition, as measured on the basis of previous expenditure on major overhauls and estimated usage since the previous major overhaul. Subsequent expenditure incurred on modernisation and improvements projects that are significant in size (mainly aircraft modifications involving installation of replacement parts) are separately capitalised in the balance sheet. The carrying amount of those parts that are replaced is derecognised from the balance sheet and included in gain or loss on disposals of property, plan and equipment in the Group's consolidated statement of income. Capitalised costs of aircraft checks and major modernisation and improvements projects are depreciated on a straight-line basis to the projected date of the next check or based on estimates of their useful lives. Ordinary repair and maintenance costs are expensed as incurred.

(iv) *Depreciation* – The Group depreciates fleet assets owned or held under finance leases on a straight-line basis to the end of their estimated useful life. The airframe, engines and interior of an aircraft are depreciated separately over their respective estimated useful lives. The salvage value for airframes of the foreign fleet is estimated at 5% of historical cost, while the salvage value for Russian aircraft is zero. Engines are depreciated on a straight-line basis to the end of the useful life of the related type of aircraft.

Useful lives of the Group's fleet assets are as follows:

Airframes of foreign aircraft	20 years
Airframes of Russian aircraft	25–32 years
Engines of foreign aircraft	8 years
Engines of Russian aircraft	8–10 years
Interiors	5 years

v) *Capitalised leasehold improvements* – capitalised costs that relate to the rented fleet are depreciated over the shorter of their useful life and the lease term.

(b) Land and buildings, plant and equipment

Property, plant and equipment is stated at the historical US dollar cost recalculated at the exchange rate on 1 January 2007, the date of the change of the functional currency of the Company from the US dollar to the Russian rouble (Note 2). Provision is made for the depreciation of property, plant and equipment based upon expected useful lives or, in the case of leasehold properties, over the duration of the leases using a straight-line basis. These useful lives range from 3 to 20 years. Land is not depreciated.

(c) Capital expenditure

Capital expenditures comprise costs directly related to the construction of property, plant and equipment including an appropriate allocation of directly attributable variable overheads that are incurred in construction as well as costs of purchase of other assets that require installation or preparation for their use. Depreciation of these assets, on the same basis as for other property assets, commences when the assets are put into operation. Capital expenditures are reviewed regularly to determine whether their carrying value is fairly stated and whether appropriate provision for impairment is made.

(d) Gain or loss on disposal
The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the consolidated statement of income.

Impairment of non-current assets – At each balance sheet date the Group reviews the carrying amounts of its non-current assets to determine whether there is any indication of impairment of those assets. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised immediately in the consolidated statement of income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years.

Lease deposits – Lease deposits represent amounts paid to the lessors of foreign aircraft, which are held as security deposits by lessors in accordance with the provisions of finance and operating lease agreements. These deposits are returned to the Group at the end of the lease period. Lease deposits relating to operating lease agreements are presented as assets in the balance sheet. A portion of these deposits is interest-free. Interest-free deposits are recorded at amortised cost using an average market yield of 6.1%. Lease deposits that are part of finance lease arrangements are presented net as part of the finance lease liability.

Operating leases – Payments under operating leases are charged to the consolidated statement of income in equal annual instalments over the period of the lease. Related direct expenses including custom duties for leased aircraft are amortised using a straight-line method over the term of lease agreement.

Financial instruments – Financial assets and financial liabilities carried in the balance sheet include cash and cash equivalents, marketable securities, investments, derivative financial instruments, trade and other accounts receivable, trade and other accounts payable, borrowings and notes payable. The accounting policies on recognition and measurement of these items are disclosed below.

Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, and gains and losses relating to a financial instrument classified as a liability are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously. The result from the realisation of the financial instruments is determined on the FIFO basis.

(a) Credit risks
The sale of passenger and freight transportation is largely processed through agencies that are normally linked to country specific clearing systems for the settlement of passenger and freight sales. Clearing centers check individual agents operating outside of the Russian Federation. Individual agents operating within the Russian Federation are checked in-house.

Receivables and liabilities between major airlines, unless otherwise stipulated in the respective agreements, are settled on a bilateral basis or by settlement through an International Air Transport Association ("IATA") clearing house.

(b) Fair value
The fair value of financial instruments is determined by reference to various market information and other valuation methods as considered appropriate. At

the balance sheet date the fair values of the financial instruments held by the Group did not materially differ from their recorded book values.

(c) Foreign exchange risk
In 2008 the Group did not manage foreign exchange risk through the use of hedging instruments but rather aimed to broadly match its assets and liabilities in the different currencies to limit exposure. The Group monitors changes in foreign exchange rates to minimise the level of foreign currency exposure and to identify any need for hedging activities.

(d) Interest rate risk
The Group's main exposure to interest rate risk is from its finance lease liabilities and short-term borrowings. In 2008 the Group did not use financial hedging instruments to hedge its exposure to the changes in interest rates, as they are not generally available on the Russian market. The Group constantly monitors changes in interest rates to minimise the level of its exposure and to identify any need for hedging activities.

(e) Non-financial risks — fuel hedging activities
The results of Group's operations can be significantly impacted by changes in the price of aircraft fuel. The Group periodically purchases derivatives such as aircraft fuel options in order to hedge its exposure from future price fluctuations in aircraft fuel. In 2008 the Group did not engage in any fuel hedging activities. The Group does not use derivative instruments for speculative purposes.

Cash and cash equivalents — Cash and cash equivalents consist of cash on hand, balances with banks and short-term interest-bearing accounts which are used in the day to day financing of the Group's airline activities.

Investments — The Group's financial assets have been classified according to IAS 39 *Financial Instruments: Recognition and Measurement* into the following categories: trading securities, held-to-maturity investments, loans and other receivables, and available-for-sale investments. Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables, are classified as held-to-maturity investments. Derivative financial instruments and investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as trading. All other investments, other than loans and receivables, are classified as available-for-sale.

Investments are recognised and derecognised on a trade date basis where the purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at fair value, plus directly attributable transaction costs.

Held-to-maturity investments are financial assets excluding derivative contracts which mature on a specified date and which a company has the firm intent and ability to hold to maturity. They are valued at allocated acquisition cost and they are included in long-term assets.

Investments other than held-to-maturity debt securities are classified as either investments held for trading or as available-for-sale, and are measured at subsequent reporting dates at fair value. Investments in equity instruments of other companies that do not have a quoted market price are stated at cost less impairment loss, as it is not practicable to determine the fair value of such investments. For derivatives and other financial instruments classified as held for trading, gains and losses arising from changes in fair value are included in the consolidated statement of income for the period. For available-for-sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the consolidated statement of income for the period. Impairment losses recognised in the consolidated statement of income for equity investments classified as available-for-sale are not subsequently reversed through the consolidated statement of income. Impairment losses recognised in the consolidated statement of income for debt instruments classified as available-for-sale are subsequently reversed if an increase in the fair value of the instrument can be objectively related to an event occurring after the recognition of the impairment loss.

During the years ended 31 December 2008 and 2007 the Group held corporate and Government derivative instruments primarily comprising shares and bonds. These are disclosed as held-for-trading

investments in Note 14. Gains and losses arising from changes in fair value of held-for-trading investments are recognised in the consolidated statement of income.

Derivative instruments are accounted for as held for trading with related gains or losses from re-measurement to fair value included in the current period consolidated statement of income as other non-operating gains or losses.

The Group assesses on each closing date whether there is any objective evidence that the value of a financial asset item or group of items has been impaired. If there is objective evidence that an impairment loss has arisen for loans and other receivables entered at allocated acquisition cost in the balance sheet or for held-to-maturity investments, the size of the loss is determined as the difference between the book value of the asset item and the present value of expected future cash flows of the said financial asset item discounted at the original effective interest rate. The loss is recognised in the consolidated statement of income.

Loans and receivables — Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are individually recognised at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Because the expected term of an account receivable is short, the value is typically stated at the nominal amount without discounting, which corresponds with the fair value. Uncertain accounts receivable balances are assessed individually and any impairment losses are included in non-operating expenses.

Accounts payable — Trade payables are initially measured at fair value and are subsequently measured at amortised cost and because the expected term of accounts payable is short the value is stated at the nominal amount without discounting, which corresponds with the fair value.

Short-term borrowings — Short-term borrowings comprise:
- Interest bearing borrowings with a term shorter than one year;
- Current portion of interest-bearing long-term borrowings.

These liabilities are measured at amortised cost and reported based on the settlement date.

Long-term borrowings — Long-term borrowings (i.e. liabilities with a term longer than one year) consist of interest-bearing loans, which are initially measured at fair value, and are subsequently measured at amortised cost using the effective interest rate method as at the settlement date.

Expendable spare parts and inventories — Inventories, including aircraft expendable spare parts, are valued at cost or net realisable value, whichever is lower. The costs are determined on the first-in, first-out ("FIFO") basis. Inventories are reported net of provisions for slow-moving or obsolete items.

Value added taxes — Value added tax ("VAT") related to sales is payable to the tax authorities on an accruals basis. For sales of passenger tickets this is when the tickets are registered for a flight by the customers. Domestic flights are subject to VAT at 18% and international flights are subject to VAT at 0%. Input VAT invoiced by domestic suppliers as well as VAT paid in respect of imported aircraft and spare parts may be recovered, subject to certain restrictions, against output VAT. The recovery of input VAT relating sales at 0% is typically delayed by up to 6 months and sometimes longer due to compulsory tax audit requirements and other administrative matters. Input VAT claimed for recovery as at the balance sheet date is presented net of the output VAT liability. Recoverable input VAT that is not claimed for recovery in the current period is recorded in the balance sheet as VAT receivable. VAT receivables that are not expected to be recovered within the twelve months from the balance sheet date are classified as long-term assets. VAT balances are not discounted. Where provision has been made for uncollectible receivables, the bad debt expense is recorded at the gross amount of the account receivable, including VAT. The provision for non-recoverable VAT is charged to the consolidated statement of income as a non-operating expense.

Frequent flyer programme — The Company records an estimated liability for the incremental costs associated with providing free transportation under the Aeroflot Bonus programme (Note 23) when a free air ticket or upgrade of service class are earned. Principal incremental costs include aircraft fuel costs and third-party passenger services (such

as catering services and airport charges) reduced by the fuel surcharge paid by the passenger. The liability is included in accounts payable and accrued liabilities, and is adjusted periodically based on awards earned, awards redeemed and changes to the Aeroflot Bonus programme. The costs are included in sales and marketing expenses in the consolidated statement of income.

Provisions — Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. Where the expected timing of cash flows can be estimated and the effect of the time value of money is significant, the amount of a provision is stated at the present value of the expenditures required to settle the obligation.

Income tax — The nominal income tax rate for industrial enterprises in Russia in 2008 and 2007 was 24%. With effect from 1 January 2009, the income tax rate for Russian companies has been reduced to 20%.

Deferred income taxes — Deferred tax assets and liabilities are calculated in respect of temporary differences in accordance with IAS 12 *Income Taxes*. IAS 12 requires the application of the balance sheet liability method for financial reporting and accounting for deferred income taxes. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply during the period when the asset is to be realised or the liability settled, based on tax rates that have been enacted or substantively enacted as at the balance sheet date. As at 31 December 2008 deferred tax assets and liabilities have been measured at 20% (2007: 24%). Deferred tax is charged or credited to the consolidated statement of income, except when it relates to items credited or charged directly to equity, in which case the deferred tax is dealt with in equity.

Employee benefits — The Group makes certain payments to employees on retirement or when they otherwise leave the employment of the Group. These obligations, which are unfunded, represent obligations under a defined benefit pension plan. For such plans the pension accounting costs are assessed using the projected unit credit method. Under this method the cost of providing pensions is charged to the consolidated statement of income in order to spread the regular cost over the average service lives of employees. Actuarial gains and losses are recognised in the consolidated statement of income immediately. The pension payments may be increased upon the retirement of an employee based on the decision of management. The pension liability for non-retired employees is calculated based on a minimum annual pension payment and do not include increases, if any, to be made by management in the future. Where such post-employment employee benefits fall due more than 12 months after the balance sheet date they are discounted using a discount rate determined by reference to the average market yields at the balance sheet date.

The Group also participates in a defined contribution plan, under which the Group has committed to contribute a certain percentage (15% to 20% in 2008) of the contribution made by employees choosing to participate in the plan. Contributions made by the Group on defined contribution plans are charged to expenses when incurred. Contributions are also made to the Government Pension fund at the statutory rates in force during the year. Such contributions are expensed as incurred.

Treasury shares — The Company's shares, which are held as treasury stock or belong to the Company's subsidiaries, are reflected as a reduction of the Group's equity. The disposal of such shares does not impact net income for the current year and is recognised as a change in the shareholders' equity of the Group. Dividend distributions by the Company are recorded net of the dividends related to treasury shares.

Dividends — Dividends are recognised at the date they are declared by the shareholders at a general meeting.

Retained earnings legally distributable by the Company are based on the amounts available for distribution in accordance with applicable legislation and reflected in the statutory financial statements. These amounts may differ significantly from the amounts presented in accordance with IFRS.

Earnings per share — Earnings per share are calculated by dividing the income for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. The Group does not have any potentially dilutive equity instruments.

Contingencies — Contingent liabilities are not recognised in the consolidated financial statements unless they arise as a result of a business combination. They are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognised in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

5. Significant estimates

The key assumptions concerning the future, and other key sources of estimation uncertainties at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Provisions — Provisions are made when any probable and quantifiable risk of loss attributable to disputes is judged to exist.

Depreciable lives of property, plant and equipment — In reporting property, plant and equipment and intangible assets an assessment of the useful economic life is made at least once a year to determine whether impairment exists.

Compliance with tax legislation — As discussed further in Note 37 compliance with tax legislation, particularly in the Russian Federation, is subject to a significant degree of interpretation and can be routinely challenged by the tax authorities. The management records a provision in respect of its best estimate of likely additional tax payments and related penalties which may be payable if the Group's tax compliance is challenged by the relevant tax authorities.

6. Traffic revenue

	2008	2007
Scheduled passenger flights	3,507.6	2,845.7
Cargo	333.6	271.9
Charter passenger flights	107.5	47.8
	3,948.7	3,165.4

7. Other revenue

	2008	2007
Airline revenue agreements	477.1	481.2
Refuelling services	63.1	40.3
Ground handling and maintenance	25.4	22.0
Hotel revenue	22.1	19.9
Catering services	15.2	17.0
Other revenue	62.2	62.0
	665.1	642.4

8. Operating costs

	2008	2007
Aircraft and traffic servicing	594.1	497.7
Maintenance	295.1	208.7
Sales and marketing	235.7	208.3
Operating lease expenses	207.4	170.2
Administration and general expenses	149.8	117.4
Passenger services	139.6	105.6
Communication expenses	65.3	57.7
Customs duties	26.8	12.4
Insurance expenses	21.4	21.7
Other expenses	145.2	106.8
Operating cost excluding aircraft fuel	1,880.4	1,506.5
Aircraft fuel	1,549.0	1,023.1
	3,429.4	2,529.6

9. Staff costs

	2008	2007
Wages and salaries	582.7	474.3
Pension costs	78.8	57.9
Social security costs	25.1	23.0
	686.6	555.2

The Group continued its participation in a non-government pension fund to provide additional pensions to certain of its employees upon their retirement. The pension fund requires contributions from both employees and the Group and is a defined contribution pension plan for the employer.

Furthermore, the Group makes payments, upon retirement, to employees participating in the plan with one or more years' service. These obligations, which are unfunded, represent obligations under a defined benefit pension plan.

Pension costs also include compulsory payments to the Russian Federation Pension Fund ("RFPF"), contributions to a non-government pension fund and an increase in the net present value of the future benefits which the Group expects to pay to its employees upon their retirement under a defined benefit pension plan, as follows:

	2008	2007
Payments to the RFPF	77.2	56.9
Defined benefit pension plan	1.2	0.5
Defined contribution pension plan	0.4	0.5
	78.8	57.9

10. Financial income and expenses

	2008	2007
Financial income:		
Interest income on bank deposits	4.4	4.2
Gain on disposal of investments, net	–	13.2
Foreign exchange gain, net	–	44.6
Financial income	4.4	62.0
Financial expenses:		
Foreign exchange loss, net	(141.0)	–
Interest expense on finance lease liabilities	(24.6)	(31.6)
Interest expense on customs duty discounting	(13.4)	(11.9)
Interest expense on short and long-term borrowings	(16.7)	(9.7)
Loss on disposal of investments, net	(1.3)	–
Financial expenses	(197.0)	(53.2)

11. Other non-operating income/(expenses), net

	2008	2007
Reversal of payables no longer due	4.5	0.6
Fines and penalties received from suppliers	1.8	1.8
Insurance compensation received	1.3	0.5
Non-recoverable VAT	(16.8)	(44.7)
Other income /(expenses)	30.0	(14.0)
	20.8	(55.8)

12. Income tax

	2008	2007
Current income tax charge	151.4	207.6
Deferred income tax (benefit)/expense	(13.3)	16.0
	138.1	223.6

Income before taxation for financial reporting purposes is reconciled to taxation as follows:

	2008	2007
Profit before income tax	175.1	537.0
Theoretical tax at rate applicable for each jurisdiction	(42.0)	(128.9)
Tax effect of items which are not deductible or assessable for taxation purposes:		
Effect of income tax rate reduction to 20%	7.5	–
Prior period tax adjustment	1.6	(20.4)
Effect of lower tax rates	–	(3.2)
Non-taxable income	6.3	14.4
Unrecognised current year tax losses	(22.1)	(9.4)
Non-deductible expenses	(89.4)	(76.1)
	(138.1)	(223.6)

The Group did not recognise a deferred tax assets related to certain subsidiaries' tax losses of USD 22.1 million (2007: USD 9.4 million). Most of the amount relates to CJSC Aeroflot Cargo's tax losses of USD 14.7 million (2007: USD 9.4 million) as the subsidiary is not expected to earn sufficient taxable profits in the foreseeable future against which the unused tax losses can be utilised by the Group.

The Russian corporate profit tax rate has been reduced to 20% from 24%. The new rate is effective from 1 January 2009.

Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and their values for profits tax purposes. The tax effect of the movement in these temporary differences is recorded at the tax rate applicable to the Group companies of 20% for the year ended 31 December 2008 and 24% for the year ended 31 December 2007.

	2008	Movement for period	2007	Movement for period	2006
Tax effects of temporary differences:					
Loss carry-forward	26.4	26.1	0.3	0.3	-
Accounts receivable	3.2	2.2	1.0	0.8	0.2
Property, plant and equipment	3.0	(2.4)	5.4	0.2	5.2
Accounts payable	2.0	0.8	1.2	1.0	0.2
Long-term investments	0.3	0.3	-	-	-
Short and long-term borrowings	-	(0.3)	0.3	(1.2)	1.5
Deferred tax assets	34.9	26.7	8.2	1.1	7.1
Property, plant and equipment	(54.8)	13.1	(67.9)	2.3	(70.2)
Customs duties related to aircraft operation leases	(10.6)	(4.4)	(6.2)	(6.2)	-
Long-term investments	(4.1)	3.7	(7.8)	2.8	(10.6)
Accounts receivable	1.2	(1.7)	2.9	19.4	(16.5)
Accounts payable	8.3	(17.5)	25.8	(39.0)	64.8
Deferred tax liabilities	(60.0)	(6.8)	(53.2)	(20.7)	(32.5)
Movement for the year, net		19.9		(19.6)	
Less: Deferred tax recognised directly in equity (i)		(1.8)		1.2	
Effect of translation to presentation currency		(4.8)		2.4	
Deferred tax benefit/(expense) for the year		13.3		(16.0)	

((i) The Group holds shares in France Telecom, which are classified as long-term investments available-for-sale. Gains and losses arising from changes in fair value of the France Telecom shares are recognized directly in equity, deferred tax related to them is also dealt with in equity. The movement during 2008 amounted to USD 1.8 million (2007: USD 1.2 million).

A deferred tax asset in relation to temporary differences of USD 27.5 million (2007: USD 4.9 million) relating to investments in subsidiaries and associates has not been recognised in the consolidated financial statements as the Group is able to control the timing of reversal of the difference, and reversal is not expected in the foreseeable future.

13. Cash and cash equivalents

	2008	2007
Bank accounts denominated in Russian roubles	61.5	27.4
Bank accounts denominated in other currencies	23.0	17.7
Bank accounts denominated in US dollars	20.4	24.2
Bank accounts denominated in Euros	7.3	9.6
Bank deposits	33.9	8.2
Cash in transit and other	0.7	3.5
	146.8	90.6

The Group's exposure to interest rate risk and a sensitivity analysis for financial assets and liabilities are disclosed in Note 33. Most of the funds are held at state owned Russian bank such as Sberbank of the Russian Federation, Vneshtogbank and Vnesheconombank and well known multinational banks such as Royal Bank of Scotland. All funds are accessible by the Group.

14. Short-term investments

	2008	2007
Held-for-trading investments:		
Corporate and government bonds	3.7	3.9
Corporate shares	1.4	22.2
	5.1	**26.1**
Other short-term investments:		
Promissory notes from third parties	2.3	4.7
Bank deposits with original maturities exceeding 90 days	1.6	16.7
Other short-term investments	0.9	7.1
Impairment allowance for short-term investments	(0.4)	(0.5)
	4.4	**28.0**
	9.5	54.1

Corporate and government bonds represent bonds denominated in Russian roubles issued by the Government of the Russian Federation and major Russian companies with maturity dates from 2009 to 2014 and yield to maturity rates of 7.3% to 19.0% per annum as at 31 December 2008.

The Group's investments in bonds and shares are reflected at market values at the end of the period based on the last traded prices obtained from the Moscow Interbank Currency Exchange ("MICEX").

Corporate shares are publicly traded shares of Russian companies with readily available market prices.

As at 31 December 2008 the interest rate on bank deposits denominated in Russian roubles, with original maturities exceeding 90 days, were 10.0% per annum (2007: 7.0% to 9.75%).

15. Accounts receivable and prepayments, net

	2008	2007
VAT and other taxes recoverable	401.5	552.9
Trade accounts receivable	341.3	354.5
Income tax prepaid	61.7	42.2
Prepayments to suppliers	47.7	46.9
Deferred customs duties related to aircraft operating leases	27.1	20.8
Other receivables	59.5	55.7
Accounts receivable and prepayments, gross	**938.8**	**1,073.0**
Impairment allowance for bad and doubtful accounts	(22.7)	(24.3)
	916.1	1,048.7

Deferred customs duties of USD 27.1 million (2007: USD 20.8 million) relate to the current portion of customs duties incurred on importation of aircraft under operating leases. These customs duties are expensed in the consolidated statement of income over the term of the operating lease.

The non-current portion of the deferred customs duties is disclosed in Note 19.

As at 31 December 2008 sufficient impairment allowance has been made against accounts receivable and prepayments.

The movement in the Group's impairment allowance for bad and doubtful debts is as follows:

	Impairment allowance
As at 31 December 2006	**18.2**
Provision exchange rate	1.5
Increase in impairment allowance for bad and doubtful accounts	8.0
Receivables written off during the year as uncollectible	(3.4)
As at 31 December 2007	**24.3**
Provision exchange rate	(4.3)
Increase in impairment allowance for bad and doubtful accounts	3.9
Accounts receivable written off during the year as uncollectible	(1.2)
As at 31 December 2008	22.7

16. Expendable spare parts and inventories, net

	2008	2007
Expendable spare parts	57.0	60.1
Fuel	7.8	24.5
Other inventories	20.9	25.5
Expendable spare parts and inventories, gross	**85.7**	**110.1**
Impairment allowance for obsolete inventory	(7.0)	(5.9)
	78.7	104.2

17. Equity accounted investments

	2008		2007	
	Voting rights	Carrying value	Voting rights	Carrying value
LLC Airport Moscow	50.0%	4.4	50.0%	4.4
CJSC AeroMASH — AB	45.0%	1.5	45.0%	1.7
CJSC Aerofirst	33.3%	4.5	33.3%	5.8
CJSC TZK Sheremetyevo	31.0%	10.2	31.0%	7.9
Other	Various	0.5	Various	0.7
		21.1		20.5

Summarised financial information in respect of the Group's affiliates accounted for using the equity method based on their respective financial statements prepared for the years ended 31 December 2008 and 2007 is set out below:

	2008	2007
Total assets	174.7	182.4
Total liabilities	(115.8)	(126.7)
Net assets	**58.9**	**55.7**
Group's share in the net assets of equity accounted investments	**21.1**	**20.5**
Revenue	1,125.2	852.0
Profit for the year	28.4	12.6
Group's share of profits for the year in equity accounted investments	**8.4**	**6.0**

18. long-term investments

	2008	2007
Available-for-sale investments:		
Shares in France Telecom	14.4	18.5
Mutual investment funds	0.8	0.9
SITA Investment Certificates	0.6	0.7
	15.8	**20.1**
Other long-term investments:		
Loans issued and promissory notes from third parties	0.3	0.5
Other	0.7	1.2
	1.0	**1.7**
	16.8	21.8

19. Other non-current assets

	2008	2007
Deferred customs duties related to aircraft operating leases	152.3	104.3
VAT recoverable	76.3	109.6
Other	11.8	2.7
	240.4	216.6

VAT recoverable primarily includes USD 76.3 million (2007: USD 80.5 million) related to the acquisition of aircraft. As at 31 December 2008 VAT (2007: USD 22.7 million) related to the construction of the Sheremetyevo-3 terminal has been reported in accounts receivable and prepayments (Note 15) as the new terminal is expected to be commissioned in 2009. None of the amounts are impaired.

20. Prepayments for aircraft

Prepayments for aircraft relate to cash advances made in relation to twenty-two Boeing B-787 (delivery: 2014–2016), twenty-two Airbus A-350 (delivery: 2016–2019) and nineteen Sukhoi Superjet-100 (SSJ) (delivery: 2010–2012) aircraft which are expected to be used under operating lease agreements.

21. Property, plant and equipment

	Owned aircraft and engines	Leased aircraft and engines	Land and buildings	Plant. equipment and other	Construction in progress (i)	Total
Cost						
As at 31 December 2006	**500.9**	**683.1**	**184.5**	**217.2**	**303.3**	**1 889.0**
Additions	54.5	151.6	8.6	27.6	291.2	533.5
Capitalised overhaul costs	21.9	-	-	-	-	21.9
Disposals	(36.0)	(11.3)	(0.3)	(14.2)	(11.0)	(72.8)
Transfers	-	39.1	13.3	6.6	(59.0)	-
Foreign currency translation	38.1	57.3	13.8	16.9	31.1	157.2
As at 31 December 2007	**579.4**	**919.8**	**219.9**	**254.1**	**555.6**	**2 528.8**
Additions (ii)	40.3	11.7	4.2	34.4	489.2	579.8
Capitalised overhaul costs (iii)	30.2	-	-	-	-	30.2
Disposals (iv)	(56.2)	-	(0.2)	(16.4)	(1.8)	(74.6)
Transfers	1.2	0.7	0.9	19.6	(22.4)	-
Foreign currency translation	(97.7)	(153.3)	(36.2)	(48.1)	(162.9)	(498.2)
31 December 2008	**497.2**	**778.9**	**188.6**	**243.6**	**857.7**	**2,566.0**
Accumulated depreciation						
31 December 2006	**(357.1)**	**(72.3)**	**(79.0)**	**(152.0)**	**(1.1)**	**(661.5)**
Charge for the year	(42.3)	(73.1)	(10.3)	(19.3)	-	(145.0)
Impairment	(3.9)	-	-	-	-	(3.9)
Disposals	31.8	-	-	11.2	-	43.0
Foreign currency translation	(26.5)	(8.4)	(6.9)	(10.7)	-	(52.5)
31 December 2007	**(398.0)**	**(153.8)**	**(96.2)**	**(170.8)**	**(1.1)**	**(819.9)**
Charge for the year	(49.0)	(74.3)	(11.0)	(22.9)	-	(157.2)
Impairment (v)	-	-	-	-	(27.8)	(27.8)
Disposals (iv)	46.2	-	-	12.8	-	59.0
Foreign currency translation	65.9	36.8	19.1	28.0	4.4	154.2
31 December 2008	**(334.9)**	**(191.3)**	**(88.1)**	**(152.9)**	**(24.5)**	**(791.7)**
Net book value						
31 December 2007	**181.4**	**766.0**	**123.7**	**83.3**	**554.5**	**1,708.9**
31 December 2008	**162.3**	**587.6**	**100.5**	**90.7**	**833.2**	**1,774.3**

As at 31 December 2008 property, plant and equipment, consisting primarily of construction in progress related to the construction of the Sheremetyevo-3 terminal of USD 645.8 million, are subject to a registered debenture to secure bank loans (Note 26 and Note 28).

(i) Construction in progress mainly includes:
- capital expenditure incurred in relation to the construction of the new Sheremetyevo-3 terminal of USD 645.8 million (2007: USD 431.7 million);
- capital expenditure and prepayments of USD 74.5 million (2007: USD 42.1 million) related to the construction of the Company's new office building;
- prepayments of USD 4.1 million related to the delivery of ten new Sukhoi SuperJet-100 (SSJ) aircraft;
- prepayments for the delivery of three McDonnell Douglas MD-11 aircraft of USD 23.5 million;
- prepayments for delivery of sixteen Airbus A-321 aircrafts of USD 51.8 million.

(ii) The 2008 additions mostly related to the acquisition of two Boeing B-737 aircrafts under finance lease;

(iii) Capitalised overhaul costs primarily relate to the renovations of aircraft interiors and modernisation of aircraft engines;

(iv) The 2008 disposals relate to the disposal of four Tupolev Tu-154, seven Tupolev Tu-134, one Ilyushin Il-62 and one Ilyushin Il-86 aircraft previously owned by the Group.

(v) A full impairment allowance has been made against cash prepayments related to three McDonnell Douglas MD-11 aircraft (Note 21(i)) as it is unlikely that the Group will get any future economic benefits related to these assets.

In 2008 the total of USD 110.2 million was capitalised in the cost of property, plant and equipment of which USD 69.3 million (2007: Nil) related to the portion of foreign currency translation losses on non-Rouble denominated construction loans that were deemed as borrowing costs. The remaining USD 40.9 million (2007: USD 20.7 million) comprised interest accrued on these loans and was fully capitalised in cost of the construction. All amounts related to the new Sheremetyevo-3 terminal.

22. Intangible assets

	Software	Licences	Construction in progress	Total
Cost				
As at 31 December 2006	**-**	**-**	**-**	**-**
Additions	-	-	7.5	7.5
Foreign currency translation	-	-	0.3	0.3
As at 31 December 2007	**-**	**-**	**7.8**	**7.8**
Additions	3.6	5.4	2.2	11.2
Transfers	5.8	-	(5.8)	-
Foreign currency translation	(1.5)	(0.9)	(0.8)	(3.2)
31 December 2008	**7.9**	**4.5**	**3.4**	**15.8**
Accumulated amortisation				
31 December 2006	**-**	**-**	**-**	**-**
Charge for the year	-	-	-	-
Foreign currency translation	-	-	-	-
31 December 2007	**-**	**-**	**-**	**-**
Charge for the year	(2.1)	-	-	(2.1)
Foreign currency translation	0.4	-	-	0.4
31 December 2008	**(1.7)**	**-**	**-**	**(1.7)**
Net book value				
31 December 2007	**-**	**-**	**7.8**	**7.8**
31 December 2008	**6.2**	**4.5**	**3.4**	**14.1**

23. Accounts payable and accrued liabilities

	2008	2007
Trade accounts payable	348.3	293.3
VAT payable on leased aircraft	91.9	87.2
Staff related liabilities	76.6	87.9
Customs duties payable on leased aircraft	74.2	71.0
Advances received (other than unearned transportation revenue)	27.6	27.3
Other taxes payable	8.1	7.7
Frequent flyer programme liability	6.9	5.0
Merchandise credits	4.8	6.9
Dividends payable	2.5	3.8
Income tax payable	0.1	8.8
Other payables	28.2	30.9
	669.2	629.8

As at 31 December 2008 accounts payable and accrued liabilities include the short-term portion of VAT of USD 91.9 million (2007: USD 87.2 million) and customs duties of USD 74.2 million (2007: USD 71.0 million) relating to imported leased aircraft, which are payable in equal monthly instalments over a 34 month period from the date these assets were cleared through customs. The long-term portion of VAT payable and customs duties of USD 76.2 million (2007: USD 80.5 million) and USD 63.7 million (2007: USD 69.6 million), respectively, relating to the leased aircrafts are disclosed in Note 29.

Staff related payables primarily include salaries and social contribution liabilities of USD 40.7 million (2007: USD 59.3 million) and the unused vacation accrual of USD 35.0 million (2007: USD 27.4 million).

The Group introduced the Aeroflot Bonus frequent flyer programme in 1999. As at 31 December 2008 and 2007 approximately 1,387 thousand and 920 thousand passengers, respectively, participated in the programme. The frequent flyer programme liability as at 31 December 2008 and 2007 represents the incremental costs, which are included in sales and marketing expenses, associated with providing free transportation under the Aeroflot Bonus programme.

The Group's exposure to currency and liquidity risk related to accounts payable and accrued liabilities is disclosed in Note 33.

24. Unearned transportation revenue

As at 31 December 2008 unearned transportation revenue of USD 172.9 million (2007: USD 180.3 million) comprised passenger transportation revenue of USD 172.8 million (2007: USD 180.1 million) and cargo transportation revenue of USD 0.1 million (2007: USD 0.2 million).

25. Provisions

	2008	2007
1 January	64.9	83.3
Additional provision in the year	9.1	26.0
Release of provision	(48.8)	(44.4)
31 December	**25.2**	**64.9**
Analysed as:		
Current liabilities	22.8	4.0
Non-current liabilities	2.4	60.9
	25.2	64.9

The Group is a defendant in various legal actions. The provision represents management's best estimate of the Group's probable losses relating to various actual and potential legal claims. The Group also provides against tax contingencies and the related interest and penalties based on management's estimate of the amount of the additional taxes that may become due.

The Company is a defendant in a claim by the owner of a cargo plane, which crashed in Italy in October 1996, whilst on charter to the Group. The basis of the claim concerns liability for the loss of the aircraft and the responsibilities of the parties at the time of the crash. According to a report prepared by Airclaims, compensation relating to crashed aircraft ranges between USD 11.8 million and USD 15.3 million. Management made their best assessment of the likely outcome associated with this issue and recorded a provision amounting to USD 12.0 million as at 31 December 2003. In 2005 the Arbitration court decided in favour of the claimant. Consequently, the most likely amount of potential damages was reassessed by the Company at 28 million euros. The Company had filed an appeal. A court decision was made in June 2009 as a result of which the total damages awarded to the plaintiff amount to 9.1 million euros. Consequently USD 12.8 million is provided in the consolidated financial statements as at 31 December 2008. This decision is likely to be final. The amount has been calculated using the cross-rate of 1.41 US dollars per 1 euro.

A court decision was obtained in 2009 in relation to one of the property sales transactions that occurred prior to 31 December 2008 as a result of which the sales contract was found void and non-existent. Consequently the Company has been ordered to return the funds received from the buyer. The amount to be reimbursed is USD 9.1 million and has been recognised in the consolidated financial statements.

26. Short-term borrowing

	2008	2007
Loans denominated in US dollars:		
Royal Bank of Scotland (i)	16.0	-
Société Générale Vostok (ii)	15.0	-
Vneshtorgbank – short term portion (Note 28)	14.0	-
Vnesheconombank – short term portion (Note 28)	12.9	-
WestLB Vostok (iii)	10.1	-
Alfa-Bank (iv)	5.5	-
	73.5	**-**
Loans denominated in Russian roubles:		
Sberbank of the Russian Federation (v)	20.8	69.4
Gazprombank (vi)	17.3	34.2
Gazprombank (vii)	11.6	-
Raiffeisenbank – short term portion (Note 28)	7.3	-
UniCredit Bank (viii)	5.1	-
Sberbank of the Russian Federation (ix)	4.3	-
Vneshtorgbank (vi)	-	12.6
Renaissance Capital (vi)	-	9.2
MDM Bank (vi)	-	5.5
Other short-term bank loans	5.5	0.5
	71.9	**131.4**
	145.4	**131.4**

(i) The balance as at 31 December 2008 represents a credit line of USD 16.0 million issued at an interest rate of LIBOR plus 1.45% per annum. The effective annualised interest rate related this credit line in 2008 was equal to 3.81% per annum. The loan is unsecured;

(ii) The balance as at 31 December 2008 represents a credit line of USD 15.0 million issued at an interest rate of six-month LIBOR plus 4.27% per annum. The effective annualised interest rate related to this credit line in 2008 was equal to 8.65% per annum. The loan is unsecured;

(iii) The balance as at 31 December 2008 represents a credit line of USD 10.1 million issued at an interest rate of six-month LIBOR plus 3.95% per annum. The effective annualised interest rate related to this credit line in 2008 was equal to 7.46% per annum. The loan is unsecured;

(iv) The balances as at 31 December 2008 represents two loans for the total of USD 5.5 million issued at interest rates of LIBOR plus 9.14% and LIBOR plus 9.32% per annum. The effective annualised interest rate related to these loans in 2008 was equal to 11.76% per annum. The loans are unsecured;

(v) As at 31 December 2008 USD 20.8 million was payable to Sberbank of the Russian Federation in relation to the credit line issued to the Group. The effective annualised interest rate related to this loan in 2008 was equal to 14.4% per annum. The loan is unsecured;

(vi) The balances represent the net amounts due under a series of short-term security sale and repurchase agreements bearing an interest rate of 12.04% per annum. The securities that are subject to the sale and repurchase agreements are pledged as collateral pertaining to these loans;

(vii) The balance as at 31 December 2008 represents three loans for the total amount of USD 11.6 million issued at interest rates of 11%, 14% and 15% per annum. The effective annualised interest rate on the total outstanding balance of these loans in 2008 was equal to 14.05% per annum. The loans are unsecured;

(viii) The balances as at 31 December 2008 represent a loan of USD 5.1 million issued at an interest rate of 10.75% per annum. The effective annualised interest rate related to this loan in 2008 was equal to 11.29% per annum. The loan is unsecured;

(ix) The balances as at 31 December 2008 represent two loans for the total of USD 4.3 million issued at an interest rate from 10% to 18% per annum. The effective annualised interest rate related to these loans in 2008 was 11.41% per annum. The loans are secured by property, plant and equipment with a carrying value of USD 4.0 million.

27. Finance lease liabilities

The Group leases aircrafts under finance lease agreements. Leased assets are listed in Note 1 above.

	2008	2007
Total outstanding payments	623.6	766.1
Finance charges	(85.4)	(167.6)
Principal outstanding	**538.2**	**598.5**
Representing:		
Current lease liabilities	78.0	67.4
Non-current lease liabilities	460.2	531.1
	538.2	598.5
Due for repayment (principal and finance charges):		
On demand or within one year	97.9	105.6
In two to five years	305.3	347.4
After five years	220.4	313.1
	623.6	766.1

Interest unpaid as at 31 December 2008 amounted to approximately USD 3.7 million (2007: USD 3.6 million) and is included in accrued expenses. In 2008 the effective interest rate on this lease was approximately 3.8% per annum (2007: 5.9% per annum).

In 2008 the Group acquired two Boeing B-737 aircraft under financial lease arrangements. The related short-term and long-term finance lease liabilities as at 31 December 2008 amounted of USD 2.6 million and USD 9.8 million, respectively.

The Group's aircraft leases are subject to both positive and negative covenants. In accordance with those covenants, the Company maintains insurance coverage for its leased aircraft.

The Group's aircrafts leased under finance lease agreements are subject to a registered debenture to secure liabilities in relation to their lease.

28. Long-term borrowings

	2008	2007
Loans denominated in US dollars:		
Vneshtorgbank (i)	252.4	177.8
Vnesheconombank (ii)	201.9	179.6
Vnesheconombank (iii)	121.1	–
Accor	2.7	2.7
Other long-term loans	3.3	3.2
	581.4	363.3
Loans denominated in Russian roubles:		
Raiffeisen bank (iv)	9.7	16.3
	591.1	379.6

(i) The balance as at 31 December 2008 represents an outstanding amount of USD 252.4 million on a credit line issued by Vneshtorgbank at a fixed interest rate of 7.75% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land and the construction in progress are pledged as collateral under a secondary loan agreement with hypothecation values of USD 59.5 million and USD 645.8 million, respectively;

(ii) The balance as at 31 December 2008 represents an outstanding balance of USD 201.9 million on a credit line issued by Vnesheconombank at a fixed interest rate of 10.56% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land and the construction in progress are pledged as collateral under a primary loan agreement with hypothecation values of USD 59.5 million and USD 645.8 million, respectively;

(iii) The balance as at 31 December 2008 relates to a loan of USD 121.1 million borrowed at an interest rate of 9.0% per annum. The agreed interest rate will be effective until 20 August 2018 after which the interest rate will be LIBOR plus 4% per annum. The amount was borrowed in order to finance the construction of the new Sheremetyevo-3 terminal. The sublease of the land is pledged as collateral under a primary loan agreement with a hypothecation value of USD 59.5 million;

(iv) The balance as at 31 December 2008 represents an outstanding amount of USD 9.7 million at a fixed interest rate of MosPrime plus 3% per annum. The loan was borrowed in order to finance the Group's working capital requirements. The effective annualised interest rate in 2008 was equal to 11.94% per annum. The loan is unsecured.

The borrowings are repayable as follows:

	2008	2007
On demand or within one year	34.2	-
In two to five years	239.8	147.4
After five years	351.3	232.2
	625.3	**379.6**
Less: amounts due for settlement within 12 months	(34.2)	-
Amounts due for settlement after 12 months	**591.1**	**379.6**

29. Other non-current liabilities

	2008	2007
VAT payable on leased aircraft	76.2	80.5
Custom duties payable on leased aircraft	63.7	69.6
Defined benefit pension obligation — non-current portion	9.9	11.8
Other non-current liabilities	0.6	13.6
	150.4	**175.5**

As at 31 December 2008 other non-current liabilities include the long-term portion of VAT of USD 76.2 million (2007: USD 80.5 million) and customs duties of USD 63.7 million (2007: USD 69.6 million) relating to imported leased aircraft, which are payable in equal monthly instalments over a 34 month period from the date these assets are cleared through customs.

Customs duties payable on leased aircraft have been discounted using a discount rate between 8.05% and 15.0%.

The short-term portion of the VAT payable and the customs duties of USD 91.9 million (2007: USD 87.2 million) and USD 74.2 million (2007: USD 71.0 million), respectively, relating to the imported leased aircraft are disclosed in Note 23.

30. Share capital

	Number of shares authorised and issued	Number of treasury shares	Number of shares outstanding
Ordinary shares of one Russian rouble each:			
As at 31 December 2007	1,110,616,299	(48,940,319)	1,061,675,980
As at 31 December 2008	1,110,616,299	(27,770,779)	1,082,845,520

Ordinary shareholders are entitled to one vote per share.

During 2008 the number of treasury shares held by the Group decreased by 21,169,540

The Company's shares are listed on the Russian Trade System ("RTS") and the Moscow Interbank Currency Exchange ("MICEX") and on 8 June 2009 were traded at USD 1.17 per share.

The Company launched a Level 1 Global Depositary Receipts (GDR's) programme in December 2000. The Company signed a depositary agreement with Deutsche Bank Group, allowing the Company's shareholders to swap their shares for GDR's, which trade over-the-counter on US and European markets. The swap ratio was established at 100 shares per GDR. In accordance with the depositary agreement the total volume of the GDR's of the Company cannot exceed 20% of the Company's share capital. In 2001 the Company's

GDR's were listed on the New Europe Exchange ("NEWEX") in Vienna and after closing of this stock exchange the GDR's were transferred to the third segment of the stock exchange in Frankfurt. On 8 June 2009 the GDR's were trade at USD 118.63 each.

31. Retained earnings and dividends

The statutory accounting reports of the Group companies are the basis for profit distribution and other appropriations. For the years ended 31 December 2008 and 2007, the statutory profits of the Company, as reported in the published annual statutory financial statements, were 5,807 million Russian roubles and 6,074 million Russian roubles, respectively.

A dividend of 0.62 US cents (0.1818 Russian roubles) per share in respect of the 2008 financial year was approved by the shareholders of the Company at the Annual Shareholder Meeting held on 20 June 2009. The total amount of dividends to be distributed to the Shareholders amounts to 199.9 million Russian roubles (USD 6.8 million) and will be distributed between 21 June and 31 December 2009.

32. Segment information

The Group is organised into four main segments:

- Airline – domestic and international passenger and cargo air transport and other airline services;
- Catering – the preparation of food and beverages for air travel;
- Hotels – the operation of hotels;
- Airport terminal – the operation of the Sheremetyevo-3 terminal.

All operations are based in the Russian Federation; therefore no geographical segment information is disclosed.

Details of the geographical breakdown of revenues from scheduled passenger and cargo airline activities are as follows:

	2008	2007
Scheduled passenger revenue:		
International flights from Moscow to:		
Europe	689.5	542.1
Asia	293.3	266.2
North America	85.1	88.1
Other	28.5	23.5
	1,096.4	**919.9**
International flights to Moscow from:		
Europe	684.3	544.6
Asia	300.6	278.3
North America	84.4	83.4
Other	26.9	22.7
	1,096.2	**929.0**
Domestic flights	1,247.5	945.5
Other international flights	67.5	51.3
	3,507.6	**2,845.7**

	2008	2007
Cargo revenue:		
International flights from Moscow to:		
Europe	4.3	4.3
Asia	2.1	3.2
North America	1.2	2.1
Other	0.2	0.1
	7.8	**9.7**

	2008	2007
International flights to Moscow from:		
Europe	56.7	42.2
Asia	57.3	44.6
North America	6.8	5.6
Other	0.2	0.7
	121.0	**93.1**
Other international flights	151.4	120.4
Domestic flights	53.4	48.7
	333.6	271.9

Business segments

	Airline	Catering	Hotels	Terminal	Other	Elimi-nations	Total Group
Year ended 31 December 2008							
External sales	4,580.7	17.6	22.1	–	(6.6)	–	4,613.8
Inter-segment sales	–	74.3	6.7	–	4.0	(85.0)	–
Total revenue	**4,580.7**	**91.9**	**28.8**	**–**	**(2.6)**	**(85.0)**	**4,613.8**
Operating profit/(loss)	335.6	10.7	6.7	(8.6)	(14.8)	8.9	338.5
Financial income							4.4
Financial expenses							(197.0)
Share of income in associates	8.4	–	–	–	–	–	8.4
Non-operating income/(expenses), net							20.8
Profit before income tax							175.1
Income tax							(138.1)
Profit for the period							37.0
Year ended 31 December 2008							
Segment assets	2,634.0	28.2	20.3	734.1	44.4	(220.9)	3,240.1
Associates	13.8						13.8
Unallocated assets							96.5
Consolidated total assets							3,350.4
Segment liabilities	664.7	19.4	21.4	25.9	28.5	(52.7)	707.2
Unallocated liabilities							1,645.2
Consolidated total liabilities							2,352.4
Capital expenditure (Note 21)	267.3	2.7	2.8	337.2	–	–	610.0
Depreciation and amortisation	154.4	0.9	3.8	0.1	0.1	–	159.3
Non-recoverable VAT (Note 11)	16.8	–	–	–	–	–	16.8

	Airline	Catering	Hotels	Terminal	Other	Eliminations	Total Group
Year ended 31 December 2007							
External sales	3,759.4	19.1	19.9	–	9.4	–	3,807.8
Inter-segment sales	–	55.6	5.9	–	3.6	(65.1)	–
Total revenue	**3,759.4**	**74.7**	**25.8**	**–**	**13.0**	**(65.1)**	**3,807.8**
Operating profit/(loss)	562.6	12.2	6.3	(4.5)	1.6	(0.2)	578.0
Financial income							62.0
Financial expenses							(53.2)
Share of income in associates	6.0	–	–	–	–	–	6.0
Non-operating income/(expenses), net							(55.8)
Profit before income tax							537.0
Income tax							(223.6)
Profit for the year							313.4
Segment assets	2,919.7	25.6	24.8	539.7	67.9	(241.9)	3,335.8
Associates	12.1	–	–	–	–	–	12.1
Unallocated assets	–	–	–	–	–	–	50.4
Consolidated total assets							3,398.3
Segment liabilities	687.7	21.7	4.8	2.9	25.6	(26.5)	716.2
Unallocated liabilities	–	–	–	–	–	–	1,497.0
Consolidated total liabilities							2,213.2
Capital expenditure (Note 21)	353.7	1.6	0.6	199.4	0.1	–	555.4
Depreciation and amortisation	140.4	0.8	3.6	0.1	0.1	–	145.0
Non-recoverable VAT (Note 11)	44.7	–	–	–	–	–	44.7

33. Risk connected with financial instruments

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group's approach to managing liquidity is to ensure that, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation. The Group entities utilise a detailed budgeting and cash forecasting process to ensure their liquidity is maintained at the appropriate level.

The Group has entered into various agreements with a number of banks in Russia whereby the banks have issued facilities to guarantee the repayment of the Group's commitments related to the existing aircraft lease agreements. As at 31 December 2008 the total value of the guarantees issued amounted to USD 76.4 million (2007: USD 63.7 million). The following are the contractual maturities of financial liabilities, excluding estimated interest payments and the impact of netting agreements:

2008	Average interest rate						
	Contractual	Effective	0–12 months	1–2 years	2–5 years	Over 5 years	Total
Non-derivative financial liabilities:							
Loans in US dollars	8.9%	8.9%	73.5	126.2	103.8	351.4	654.9
Loans in Russian roubles	13.3%	13.3%	71.9	9.7	–	–	81.6
Finance lease liabilities	3.8%	3.8%	78.0	65.6	189.8	204.8	538.2
Customs duties	0%	6%	74.2	45.1	18.6	–	137.9
Trade and other payables (excluding customs duties)	0%	0%	595.0	56.7	24.1	5.9	681.7
			892.6	303.3	336.3	562.1	2,094.3

2007	Average interest rate Contractual	Effective	0–12 months	1–2 years	2–5 years	Over 5 years	Total
Non-derivative financial liabilities:							
Loans in US dollars	8.0%	8.0%	131.4	41.2	89.9	232.2	494.7
Loans in Russian roubles	12.5%	12.5%	-	16.3	-	-	16.3
Finance lease liabilities	5.9%	5.9%	67.4	63.2	192.1	275.8	598.5
Customs duties	0%	9%	69.6	59.4	11.7	-	140.7
Trade and other payables (excluding customs duties)	0%	0%	560.2	81.2	16.1	7.1	664.6
			828.6	261.3	309.8	515.1	1,914.8

Customs duties represent discounted customs duty liabilities related to finance and operation leases of aircrafts. The effective annualised interest rate is impacted by the date of adding a new aircraft to the fleet of the Group.

As at 31 December 2008 the Group had available a total amount of USD 451.2 million (2007: USD 114.7 million) in relation to lines of credit granted to the Group by various lending institutions.

Currency risk – The Group is exposed to currency risk in relation to sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of the Group entities, which are primarily the Russian rouble. The currencies in which these transactions are primarily denominated are Euro and USD.

The Group's exposure to foreign currency risk was as follows based on notional amounts:

				2008				2007
	USD	EUR	Other	Total	USD	EUR	Other	Total
Cash and cash equivalents	38.5	7.5	23.4	69.4	25.7	12.8	16.5	55.0
Accounts receivable and prepayments, net	207.1	47.0	39.4	293.5	280.1	64.2	53.9	398.2
Other non-current assets	87.6	-	-	87.6	103.2	-	-	103.2
	333.2	**54.5**	**62.8**	**450.5**	**409.0**	**77.0**	**70.4**	**556.4**
Accounts payable and accrued liabilities	141.0	37.3	15.3	193.6	93.9	28.9	13.2	136.0
Finance lease liabilities (current portion)	76.3	-	-	76.3	61.8	-	-	61.8
Finance lease liabilities (non-current portion)	460.2	-	-	460.2	531.1	-	-	531.1
Short-term borrowings	73.5	-	-	73.5	-	-	-	-
Long-term borrowings	581.4	-	-	581.4	363.3	-	-	363.3
Other non-current liabilities	-	-	-	-	13.5	-	-	13.5
	1,332.4	**37.3**	**15.3**	**1,385.0**	**1,063.6**	**28.9**	**13.2**	**1,105.7**
Net assets/(liabilities)	(999.2)	17.2	47.5	(934.5)	(654.6)	48.1	57.2	(549.3)

A 20% in 2008 and 10% in 2007 strengthening or weakening of the Russian rouble against the following currencies as at 31 December 2008 and 2007, respectively, would have increased (decreased) profit before income tax by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008 and 2007.

	2008		2007	
	Percent against RUR	Effect on profit before income tax	Percent against RUR	Effect on profit before income tax
Increase in the rate of exchange to rouble				
USD	20%	199.8	10%	65.5
Euro	20%	(3.4)	10%	(4.8)
Other currencies	20%	(9.5)	10%	(5.7)
Decrease in rate of exchange to rouble				
USD	20%	(199.8)	10%	(65.5)
Euro	20%	3.4	10%	4.8
Other currencies	20%	9.5	10%	5.7

Interest rate risk — Changes in interest rates impact primarily loans and borrowings by changing either their value (fixed rate debt) or their future cash flows (variable rate debt). At the time of raising new loans or borrowings management uses judgment to decide whether it believes that a fixed or variable interest rate would be more favourable to the Group over the expected period until maturity.

As at 31 December 2008 and 2007 the interest rate profiles of the Group's interest-bearing financial instruments were:

	Carrying amount	
	2008	2007
Fixed rate instruments		
Financial assets	33.9	25.6
Financial liabilities	709.2	534.2
	743.1	559.8
Variable rate instruments		
Financial liabilities	565.5	575.3

During the year some of the Group's loans bore variable interest rates (Note 26 and Note 28). If the variable interest rates on borrowings in 2008 were 30% greater or lower that the actual interest rates for the year, with all other variables held constant, interest expense would have been higher or lower by USD 0.8 million (2007: USD 0.4 million).

The interest component of the Group's finance leases primarily accrues at variable interest rates. If in 2008 those rates were 30% greater or lower than what they actually were, with all other variables held constant, interest expense on finance leases for the year would have been different by USD 4.9 million (2007: USD 8.0 million).

Fuel price risk — The results of Group's operations can be significantly impacted by changes in the price of aircraft fuel. Had aircraft fuel prices in 2008 been 25% higher or lower, with all other variables held constant, the profit for the year would have been USD 370.9 million higher or lower. The impact on the 2007 net profit would have been USD 98.3 million if the fuel prices in 2007 had been 10% higher or lower, with all other variables held constant.

Capital risk management — Management's policy is to have a strong capital base as to maintain investor, creditor and market confidence and to sustain future development of the business. Management monitors the return on capital and the level of dividends to ordinary shareholders.

There were no changes in the Group's approach to capital management during the year.

The Group is not subject to externally imposed capital requirements.

34. Related party transactions

The ultimate controlling party of the Company is the Government of the Russian Federation and all companies controlled by the Government of the Russian Federation are treated as related parties of the Group for the purpose of these consolidated financial statements.

The consolidated financial statements of the Group include the following balances and transaction with related parties:

	2008	2007
Assets		
VAT and customs duties recoverable on leased aircraft	347.5	293.3
Cash and cash equivalents	66.1	39.3
Trade and accounts receivable	32.8	41.1
Bank deposits with maturity date not exceeding 90 days	21.9	4.0
	468.3	377.7
Liabilities		
Long-term borrowings	575.4	357.4
VAT and customs duties payable on leased aircraft	306.0	308.4
Short-term borrowings	81.7	116.2
Trade and other accounts payable	56.3	66.6
	1,019.4	848.6

	2008	2007
Sales	54.7	67.9
Purchases from associates	677.9	514.6
Purchases from other related parties	571.8	431.1

Purchases consist primarily of purchases of aircraft fuel as well as air navigation and airport services. In 2008 and 2007 most of the transactions between the Group and its related parties were based on market prices.

The summary of balances and charges relating to the taxes due to the Government of the Russian Federation for the years 2008 and 2007 is presented below:

	2008	2007
Accounts receivable from tax authorities	371.0	507.5
Tax refunds received during the year	390.6	159.8
Total amount of taxes settled with tax authorities during the year	376.5	449.0
Accounts payable to tax authorities	10.8	19.7

The amounts outstanding to and from related parties mainly will be settled in cash. Tax receivable and tax payable might be offset according to Russian tax legislation.

Total amount of guarantees given in 2008 USD 1.3 million (2007: USD 1.5 million), guarantees received USD 0.4 million (2007: USD 0.3 million).

Compensation of key management personnel

The remuneration of directors and other members of key management (the members of the Board of Directors and Management Committee as well as key managers of flight and ground personnel who have significant power and responsibilities on key control and planning decisions of the Group) consist of short-term benefits including salary and bonuses as well as short-term compensation for serving on the management bodies of Group companies, and in 2008 amounted to approximately USD 15.6 million (2007: USD 13.0 million).

Such amounts are stated before personal income tax but exclude unified social tax. According to Russian legislation, the Group makes contributions to the Russian State pension fund as part of unified social tax for all its employees, including key management personnel. Government officials, who are directors, do not receive remuneration from the Group.

35. Commitments under operating leases

Future minimum lease payments under non-cancellable aircraft and other operating leases are as follows:

	2008	2007
On demand or within one year	269.7	176.5
In two to five years	1,254.3	812.3
After five years	1,068.7	608.7
Total minimum payments	**2,592.7**	**1,597.5**

The operating lease commitments disclosed in the table above include the aircraft currently in use under operating lease, and two Boeing B-737, nine Airbus A-320, one A-319 and eight Airbus A-330-200 aircraft for which the lease agreements were signed in 2008 but which will commence during 2009–2012.

Commitments under operating leases include USD 13.6 million related to lease contracts which are likely to be terminated by management.

The amounts above represent base rentals payable. Maintenance fees payable to the lessor, based on actual flight hours, and other usage variables are not included in the table.

For details of the fleet subject to operating leases refer to Note 1.

36. Capital commitments

The Group's capital commitments in relation to the acquisition of property, plant and equipment as at 31 December 2008 amounted to approximately USD 1,397 million (2007: USD 1,171 million). These commitments mainly relate to the finance leases of ten Sukhoi SuperJet-100 (SSJ) aircraft, the finance lease of sixteen Airbus A-321-200 aircraft, and contracts related to the putting into operation of the Sheremetyevo-3 terminal.

37. Contingencies

Political environment — The Government of the Russian Federation continues to reform the business and commercial infrastructure in its transition to a market economy. As a result laws and regulations affecting businesses continue to change rapidly. These changes are characterised by poor drafting, different interpretations and arbitrary application by the authorities.

Business environment — The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. In addition, the recent contraction in the capital and credit markets has further increased the level of economic uncertainty in the environment. The consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

Taxation — Russian tax legislation is subject to varying interpretations and constant changes. Furthermore, the interpretation of the tax legislation by the tax authorities, as applied to the transactions

and activities of the Group, may not coincide with that of management. As a result, the tax authorities could challenge transactions and the Group could be assessed additional taxes, penalties and interest, which could be significant. Periods remain open to review by the tax authorities for three years. The Group's management believes that it has adequately provided for all tax liabilities in the consolidated financial statements. However, the risk remains that the relevant authorities could take up differing positions with regard to interpretative issues and the effect could be significant. In addition, tax treatment of air transportation services is relatively less regulated part of Russian taxation.

Legal action – Former members of the Group's management and two Swiss non-bank financial companies that provided treasury and financial services to the Group, are currently under civil and criminal investigation by the Swiss and Russian authorities for potential misconduct related to funds managed under treasury and financial services agreements, which were entered into by the former management of the Group. On 16 November 2006 the court in Moscow considered the Company's claim against two former employees of the Group and an employee of Financial United Corporation and awarded a total of approximately USD 8.2 million in damages to the Group. The Group intends to pursue the recovery of all losses to the fullest extent possible. However, due to remaining uncertainties in collecting already awarded and any possible additional amounts, it has not recognised any assets related to this matter in its consolidated financial statements.

38. Cash flow presentation

In 2008 year presentation of cash flow was changed with regards to:

Operating activities

In 2007 other non-cash expenses of USD 28.4 million were presented combined and included derecognition of accounts payable, unrealised foreign exchange gains and losses, customs duties and non-recoverable VAT written off during the year. In 2008 unrealised foreign exchange losses are included in the consolidated cash flow statement as a separate line item. Presentation of the prior year comparative information has also been changed.

Financing activities

In 2007 cash inflows related to new loans borrowed in 2007 were offset with loan repayments that occurred during the year and were presented on a net basis at USD 276.5 million. In 2008 these are presented separately on a gross basis with the 2007 comparatives presented accordingly.

In 2008 the amount reported in the effect of exchange rate fluctuations line of USD 50.5 million represents the translation effect on the cash flows as a result of the translation from the Group's function currency RUR to USD, its presentation currency (Note 2).

39. Subsequent events

In 2009 the Group made a decision to return two Boeing 737-300SF aircraft obtained under operating lease agreements. The early termination penalty associated with this decision and payable by the Group to the lessor has not yet been finally determined and is currently under negotiation.

In accordance with the Russian Federal Law on Joint Stock Companies No.208-FZ the Russian Tax Office (the RTO) responsible for the town of Solnechnogorsk of the Moscow Region on 11 June 2009 submitted an application to the Arbitration Court of the Moscow Region (the "Court") requesting the Court to recognise ZAO Aeroflot – Cargo (Cargo), a subsidiary of the Group, insolvent and liquidate it in accordance with the Russia Federal Law on Bankruptcy No.127-FZ. The Company is currently planning the process of liquidation of Cargo and intends to transfer its business to a new department within the Company. The Company does not expect the liquidation to have a material impact on these consolidated financial statements.

Subsequent to the investigation by the Russian Aviation Authority ("Rosaviatsia") into the crash of CJSC Aeroflot Nord's Boeing 737-500 in the town of Perm, Russia, Rosaviatsia has ordered this subsidiary of the Group to discontinue a selected number of its international charter flights effective from 15 June 2009. In addition, the subsidiary has been ordered to ground all of its aircraft with deferred defects detected during the investigation. If these issues are not resolved by 1 September 2009 the subsidiary's operating licence will be revoked.

APPENDIXES

LIST OF TRANSACTIONS IN 2008, WHICH ARE CLASSIFIED AS TRANSACTIONS WITH INTEREST IN ACCORDANCE WITH THE FEDERAL LAW, "ON JOINT-STOCK COMPANIES"

1. Transaction with interest between JSC Aeroflot and CJSC Aeromar on supply to JSC Aeroflot of in-flight meals and services on the following terms:

Object of the transaction: provision of services for supply of in-flight meals, drinks and related goods.

Maximum transaction price: RUR 1,900,000,000 (one billion, nine hundred million roubles).

Period of the transaction: agreement without time limit.

The transaction was approved by the Board of Directors of JSC Aeroflot (Protocol №23 on June 21, 2008).

2. Transaction with interest between JSC Aeroflot and CJSC Aeroflot-Cargo on chartering of capacities on passenger aircraft of JSC Aeroflot (owned and leased) on the following terms:

Object of the transaction: provision by JSC Aeroflot to CJSC Aeroflot-cargo of available cargo capacities on passenger aircraft of JSC Aeroflot (owned and leased) throughout the route network for the purpose of transportation of cargo and post.

Maximum transaction price: RUR 10,500,000,000 (ten billion, five hundred million roubles).

Period of the transaction: until October 30, 2010.

The transaction was approved by the Board of Directors of JSC Aeroflot (Protocol №23 on June 21, 2008).

3. Transaction with interest consisting of an agreement between JSC Aeroflot and CJSC Aeroflot-Nord on terms of use of B-737-500 aircraft for carrying (flights) under the JSC Aeroflot code, on the following terms:

Object of the transaction: use by Aeroflot-Nord of B-737-500 aircraft for carrying (flights) under the JSC Aeroflot code. Exploitation of the B-737-500s is carried out by crews of CJSC Aeroflot-Nord.

Number of aircraft: up to 15 B-737-500 aircraft.

Maximum transaction price: up to RUR 22,000,000,000 (twenty two billion roubles).

Transaction period: up to 5 years.

The transaction was approved by the Board of Directors of JSC Aeroflot (Protocol №23 on June 21, 2008).

4. Transaction with interest consisting of an agreement between JSC Aeroflot and OJSC Aeroflot-Don on terms of use of B-737-500 aircraft for carrying (flights) under the JSC Aeroflot code, on the following terms:

Object of the transaction: use by OJSC Aeroflot-Don of B-737-500 aircraft for carrying (flights) under the JSC Aeroflot code. Exploitation of the B-737-500s is carried out by crews of OJSC Aeroflot-Don.

Number of aircraft: up to 10 B-737-500 aircraft.

Maximum transaction price: up to RUR 15,000,000,000 (fifteen billion roubles).

Transaction period: up to 5 years.

The transaction was approved by the Board of Directors of JSC Aeroflot (Protocol №23 on June 21, 2008).

5. Transaction with interest consisting of an agreement between JSC Aeroflot and CJSC TEK Sheremetyevo on supply of jet fuel and lubricants on the following terms:

Object of the transaction: supplies of TS-1 (RT) jet fuel.

Maximum transaction price: up to RUR 44,850,000,000 (forty four billion, eight hundred and fifty million roubles).

Transaction period: until December 31, 2009.

The transaction was approved by the Board of Directors of JSC Aeroflot (Protocol №23 on June 21, 2008).

6. Transaction with interest consisting of assignment of rights by JSC Aeroflot in favour of CJSC Aeroflot-Cargo under a leasing agreement between JSC Aeroflot and Boeing Capital Leasing Limited for three McDonnell Douglas MD-11 aircraft (manufacturer's serial numbers: 48502; 48503; 48504), on the following terms:

Object of the transaction: assignment of rights by JSC Aeroflot in favour of CJSC Aeroflot-Cargo under a leasing agreement between JSC Aeroflot and Boeing Capital Leasing Limited for three McDonnell Douglas MD-11 aircraft (manufacturer's serial numbers: 48502; 48503; 48504).

Parties to the assignment agreement:
Lessor: Boeing Capital Leasing Limited;
Existing lessee: JSC Aeroflot;
New lessee: CJSC Aeroflot-Cargo

Transaction price: not more than USD 225,000 (two hundred and twenty five thousand US dollars), representing no more than 0.01% of the book value of assets of JSC Aeroflot at the most recent accounting date*.

The transaction was approved by the Board of Directors of JSC Aeroflot (Protocol №24 on October 10, 2008).

7. Transaction with interest consisting of guarantees for execution of obligations of CJSC Aeroflot Cargo to Boeing Capital Leasing Limited under a leasing agreement for three McDonnell Douglas MD-11 aircraft (manufacturer's serial numbers: 48502; 48503; 48504), on the following terms:

Object of the transaction: Guaranteeing by JSC Aeroflot of execution of obligations of CJSC Aeroflot Cargo under a leasing agreement for three McDonnell Douglas MD-11 aircraft (manufacturer's serial numbers: 48502; 48503; 48504) between CJSC Aeroflot Cargo and Boeing Capital Leasing Limited. Parties to the guarantee agreement:

Creditor: Boeing Capital Leasing Limited;

Guarantor: JSC Aeroflot;

Debtor: CJSC Aeroflot-Cargo.

Transaction price: not more than USD 243,200,000 (two hundred and forty three million, two hundred thousand US dollars), representing no more than 11.62% of the book value of assets of JSC Aeroflot at the most recent accounting date*.

Amount of guarantor's liability: obligations (assigned by JSC Aeroflot to CJSC Aeroflot-Cargo) of CJSC Aeroflot-Cargo to Boeing Capital Leasing Limited under a leasing agreement for three McDonnell Douglas MD-11 aircraft (manufacturer's serial numbers: 48502; 48503; 48504).

The transaction was approved by the Board of Directors of JSC Aeroflot (Protocol №24 on October 11, 2008).

* Book value of the assets of JSC Aeroflot at the last accounting date (March 31, 2008) was USD 2,092,223,000

INFORMATION ON OBSERVANCE OF THE CODE OF CORPORATE CONDUCT*

No.	Item in the Code of Corporate Conduct	Observed or not observed	Notes
	General Meeting of Shareholders		
1.	Shareholders are notified about any general meeting of shareholders at least 30 days before it is held, regardless of the agenda items, unless legislation permits a longer notification period	Observed	Company Charter, point 17.2
2.	Shareholders have the opportunity to acquaint themselves with the list of persons having the right to participate in a general meeting of shareholders starting from the date when the meeting is announced and up to closure of the meeting in case of a meeting in person, or up to the last date for receipt of ballots in case of a meeting in absentia	Observed	In accordance with p.16.4. of the Company Charter, "The list of persons having the right to take part in the general meeting of shareholders is provided by the Company for purpose of acquaintance at the request of persons included in the list and controlling at least 1 percent of votes."
3.	Shareholders have the opportunity to acquaint themselves with information (materials), which are required to be provided in preparation for holding of a general meeting of shareholders, by electronic means of communication, including via Internet.	Observed	Obeyed in practice.
4.	A shareholder has the opportunity to place a question on the agenda of a general meeting of shareholders or request convocation of a general meeting of shareholders without providing an extract from the register of shareholders if his right to shares is accounted via the register, and, if his right to shares is via a depo account, he can exercise the above-mentioned rights after presenting an extract from his depo account.	Observed	The Company itself requests confirmation from the register of shareholders when accepting agenda proposals for the general meeting of shareholders.
5.	The charter or internal documents of the company should contain a requirement for obligatory presence at the general shareholders meeting of the CEO, executive directors, BoD members, members of the revision commission and the company auditor.	Observed	Statute on the General Meeting of Shareholders, point 11.3.
6.	Personal presence of Candidates should be provide when the general meeting of shareholders considers questions of selecting members of the BoD, the CEO, executive directors, members of the audit commission, and approval of the company auditor.	Partially observed	
7.	Internal documents of the company should set out the procedure for registration of participants of the general meeting of shareholders	Observed	Statute on the General Meeting of Shareholders, article 7.
	Board of Directors		
8.	The charter of the company should ensure the right of the BoD to carry out annual approval of the company's financial and business plan.	Observed	Company Charter, point 19.2 (subpoints 1 and 23)
9.	There should be a procedure for risk management in the company, which should be approved by the BoD.	Observed	The document, "General Guidelines for Organization of risk Management", was approved by the Board of Directors in May 2008

* In the information, which follows, observance of the Code of Corporate Conduct means due account (observance) by the Company of recommendations of the federal body of executive power responsible for the securities market, and of requirements of the Charter and internal documents of the Company itself (valid at the time when this information was compiled), and of legal acts of the Russian Federation governing the activities of joint-stock companies, such as JSC Aeroflot.

No.	Item in the Code of Corporate Conduct	Observed or not observed	Notes
10.	The charter of the company should allow the BoD to suspend the authority of the CEO, who has been appointed by the general meeting of shareholders.	Observed	Company Charter, point 19.2 (sub-point 8)
11.	The charter should allow the BoD to decide requirements for qualifications and level of remuneration of the CEO, executive board members, and heads of main sub-divisions of the company.	Partially observed	Company Charter, point 19.2 (sub-points 10 and 12)
12.	The charter should allow the BoD to approve the conditions of contracts with the CEO and executive board members.	Observed	Company Charter, point 19.2 (sub-point 10)
13.	The charter or internal documents of the company should require that votes of BoD members who are also the CEO and members of the executive board cannot be taken into account in voting on conditions of the company's contract with the CEO (with management organizations or with managers).	Observed	In accordance with Federal Law
14.	The BoD should include at least three directors who are independent, as defined in the Code of Corporate Conduct.	Observed	
15.	The BoD should not include any person who has been judged guilty of economic crimes or crimes against government authority, government services or local government services, or has been subject to administrative sanctions for violations in the entrepreneurial, financial, fiscal or securities market sectors.	Observed	
16.	The BoD of the company should not include any person who is a stakeholder, CEO (manager), member of a management body or employee of any legal entity, which is in competition with the company.	Observed	
17.	The charter should require election of the BoD by cumulative voting.	Observed	Company Charter, point 19.4
18.	Internal documents should require BoD members to refrain from any actions, which will or might lead to a conflict between their own interests and interests of the company and, if such a conflict arises, they internal documents should require them to disclose the relevant information to the BoD.	Partially observed	Company Charter, point 22.1; Article 8 of the Statute on the Board of Directors
19.	Internal documents should require BoD members to notify the BoD in writing if they intend to carry out transactions with securities of the company, in which they are serving as BoD members, or of its subsidiaries (dependent companies), and should disclose information about any transactions, which they have carried out with such securities.	Observed	The procedure for members of the Board of Directors to declare any interest in transactions by the Company is regulated by point 22.7 of the Company Charter and by Articles 81 and 82 of the Law "On Joint-stock Companies".
20.	Internal documents should require holding of BoD meetings at least once every six weeks.	Observed	Statute on the Board of Directors, article 5
21.	BoD meetings in the year, for which the annual report is prepared, should be held at least once every six weeks.	Observed	Statute on the Board of Directors, article 5
22.	Internal documents should set out the procedure for conduct of BoD meetings.	Observed	Statute on the Board of Directors, article 5; Regulations for Meetings of the Board of Directors of JSC Aeroflot.
23.	Internal documents should require approval by the BoD of any transaction with value equal to or exceeding 10% of the company asset value s, except for transactions carried out in the course of the company's normal business.	Observed	Company Charter, point 19.2 (sub-point 21)

No.	Item in the Code of Corporate Conduct	Observed or not observed	Notes
24.	Internal documents should allow BoD members to obtain information, which is necessary for carrying out their functions in the BoD, from executive bodies and heads of main structural sub-divisions of the company, and should made the latter answerable for any failure to provide such information.	Observed	Company Charter, point 21.4; Article 7 of the Statute on the Board of Directors.
25.	The company should have a BoD committee on strategic planning or the functions of such a committee should be assigned to some other committee (other than the audit committee or personnel and remunerations committee).	Observed	Statute on the Board of Directors, sub-point 11.3 of article 11; Statute on the Audit Committee
26.	The company should have a BoD committee (the audit committee), which recommends an auditor for the company to the BoD and collaborates with the auditor and the company revision commission.	Observed	Statute on the Board of Directors, sub-point 11.3 of article 11; Statute on the Audit Committee
27.	The audit committee should only include independent and non-executive directors	Observed	
28.	The audit committee should be headed by an independent director	Observed	
29.	Internal documents should allow all members of the audit committee to have access to any company documents and information on condition that confidential information is not disclosed.	Observed	Statute on the Audit Committee, points 3.4 and 4.11
30.	The company should have a BoD committee (the personnel and remunerations committee), whose function is to define criteria for choice of BoD candidates and to design company remuneration policy.	Observed	Statute on the Board of Directors, sub-point 11.3 of article 11; Statute on the Personnel and Remuneration Committee.
31.	The personnel and remunerations committee should be headed by an independent director.	Observed	
32.	The personnel and remunerations committee should not include executives of the company.	Observed	
33.	The company should have a BoD committee on risk management or the functions of such a committee should be assigned to another committee (other than the audit committee and the personnel and remunerations committee).	Partially observed	In accordance with sub-point 11.1 of article 11 of the Statute on the Board of Directors, the Board of Directors can create permanent and temporary committees.
34.	The company should have a BoD committee on resolution of corporate conflicts or the functions of such a committee should be assigned to another committee (other than the audit committee and the personnel and remunerations committee).	Partially observed	There have been no corporate conflicts since July 28, 1992 (the date of creation of JSC Aeroflot). If conflictual situations arise, the Board of Directors has the right to create a committee for resolution of corporate conflicts (Statute on the Board of Directors, sub-point 11.1 of article 11).
35.	The committee on resolution of corporate conflicts should not include executives of the company.	Not observed	A committee of the Board of Directors for resolution of corporate conflicts has not been created
36.	The committee on resolution of corporate conflicts should be headed by an independent director.	Not observed	A committee of the Board of Directors for resolution of corporate conflicts has not been created

No.	Item in the Code of Corporate Conduct	Observed or not observed	Notes
37.	The company should have internal documents, approved by the BoD, which regulate the procedure for formation and operation of BoD committees.	Observed	Separate statutes for each committee of the Board of Directors
38.	The company charter should define a BoD quorum in such a way that participation of independent directors in BoD meetings is essential.	Partially observed	A quorum for conduct of a meeting of the Board of Directors requires presence and (or) a written opinion of at least half of elected members of the Board of Directors (Charter, point 20.4).
	Executive Bodies		
39.	The company should have a collegiate executive body (board)	Observed	Company Charter, point 21.1.
40.	The charter or internal documents should require approval by the executive board of real estate transactions and taking of credits by the company, unless the relevant transactions are classed as major transactions and therefore do not relate to normal conduct of business by the company.	Observed	Statute on the Executive Board, paragraph 2; Company Charter, point 21.4 of article 21.
41.	Internal documents should contain a procedure for approving operations, which exceed the limits of the company's financial and business plan.	Observed	Company Charter, sub-points 19—21 of point 19.2 of article 19, and sub-point 12 of point 21.5 of article 21.
42.	Executive bodies should not include any person who is a stakeholder, CEO (manager), member of an executive body or worker of an legal entity, which is in competition with the company.	Observed	In accordance with sub-point 5.11 of the Statute on the Executive Board.
43.	Executive bodies should not include any person who has been judged guilty of economic crimes or crimes against government authority, government services or local government services, or has been subject to administrative sanctions for violations in the entrepreneurial, financial, fiscal or securities market sectors. If the function of unique executive body is carried out by a professional managing organization or manager, the CEO and executives of the organization or the manager should be subject to the same requirements.	Observed	
44.	The Charter or internal documents should forbid any managing organization or manager to carry out analogous functions for a competing company or to be in any ownership relationship with the company apart from provision of the services of managing organization (manager).	Not observed	The Company Charter does not require any statute on a managing organization or manager
45.	Internal documents should require executive bodies to refrain from any actions, which will or might lead to a conflict between their own interests and interests of the company and, if such a conflict arises, they should be required to disclose the conflict to the BoD.	Observed	Company Charter, article 22; Statute on the Executive Board, sub-points 5.5, and 5.10—5.15.
46.	The Charter or internal documents should set out criteria for selection of a managing organization (manager).	Not observed	The Company Charter does not require any statute on a managing organization (manager)
47.	Executive bodies should submit monthly reports on their work to the company BoD.	Observed	
48.	Contracts between the company and the CEO (managing organization, manager) and executive bodies should assign responsibility for violation of regulations on use of confidential or official information	Observed	CEO Employment Contract , sub-point 11 of point 2.3; Standard Employment Contract, sub-point 6.2

No.	Item in the Code of Corporate Conduct	Observed or not observed	Notes
	Corporate Secretary		
49.	The company should have a special officer (the corporate secretary), whose function is to ensure observation by company bodies and officers of procedural requirements that guarantee implementation of rights and lawful interests of company shareholders.	Observed	Statute on the Board of Directors, article 10; Company Charter, point 19.8
50.	The charter or internal documents should specify a procedure for nominating (electing) the corporate secretary and the responsibilities of the corporate secretary.	Observed	Company Charter, point 19.8
51.	The Charter should specify criteria for candidates to serve as corporate secretary.	Not observed	
	Major Corporate Actions		
52.	The Charter or internal documents should include requirements for approval of major transactions prior to their implementation	Observed	Company Charter, sub-points 19, 19.2 of article 19
53.	An independent appraiser should be engaged for appraisal of market value of property, which is the object of a major transaction.	Partially observed	
54.	The charter should forbid any actions by the company's executive bodies (members of executive bodies) or BoD members, which are intended to protect their own interests or which tend to worsen the situation of shareholders when large share stakes in the company are being acquired (takeover). In particular the charter should forbid any decision by the BoD on additional share issue, issue of securities convertible into shares or securities offering the right to purchase company shares until the period of acquisition of the large stake has expired, even if such a decision is the right of the BoD in other circumstances.	Not observed	
55.	The charter should require engagement of an independent appraiser to appraise current market value of shares and possible changes in their market value as a result of takeover.	Observed	In accordance with the Federal Law, "On Joint-stock Companies", hiring of appraisers is compulsory if the state owns more than 2% of shares
56.	The charter should not release the buyer in a takeover from the obligation to offer to buy common shares (securities convertible into common shares) from other shareholders.	Observed	
57.	The Charter or internal documents should contain an requirement to engage an independent appraiser for appraisal of the share conversion ratio during reorganization.	Not observed	
	Information Disclosure		
58.	The company should have an internal document approved by the BoD defining rules and approaches to information disclosure (statute on information policy).	Observed	Statute on Corporate Information Policy.
59.	Internal documents should require disclosure of the purposes of any share placement, the persons who plan to acquire the shares (also in the case of large share stakes) and whether senior officials of the company will participate in acquisition of the shares.	Partially observed	Statute on Corporate Information Policy, point 3.2.1.

No.	Item in the Code of Corporate Conduct	Observed or not observed	Notes
60.	Internal documents should provide a full list of information, documents and materials, which must be supplied to shareholders for resolution of issues raised at general meetings of shareholders	Observed	Statute on the General Meeting of Shareholders, sub-points 5.5.1, 5.5.2, 5.5.3, 5.5.4 of point 5.5.
61.	The company should have a corporate web site in the Internet and should regularly disclose company information on that web site.	Observed	Generally available corporate information and documents, which must be provided to all interested parties, are in open access on the corporate site, www.aeroflot.ru.
62.	Internal documents should require disclosure of information about company transactions with persons whom the company charter categorizes as senior company officials, and also about company transactions with organizations, in which senior officials of the company directly or indirectly own 20 or more percent of share capital or over which such officials can exert significant influence by other means.	Partially observed	Statute on Corporate Information Policy, point 3.2.1.
63.	Internal documents should require disclosure of information about all transactions, which can have serious impact on market value of company shares.	Partially observed	Code of Corporate Conduct, point 3.
64.	The company should have an internal document, approved by the BoD, setting out rules for use of material information on company business, its shares and other securities and transactions with them in cases where such information is not generally available and where its disclosure may have significant impact on market value of shares and other securities of the company.	Observed	Statute on Corporate Information Policy, point 3.2.3.
	Supervision of Financial and Business Operations		
65.	The company should have procedures, approved by the BoD, for internal control of its financial and business operations.	Observed	Statute on the Internal Audit Service.
66.	The company should have a special sub-division for supervising internal control procedures (a control and audit service).	Observed	Statute on the Internal Audit Service.
67.	Internal documents should require definition of the structure and composition of the control and audit service by the BoD.	Observed	Statute on the Internal Audit Service.
68.	The control and audit service should not include any person who has been judged guilty of economic crimes or crimes against government authority, government services or local government services, or has been subject to administrative sanctions for violations in the entrepreneurial, financial, fiscal or securities market sectors.	Observed	
69.	The control and audit service should not include any person who is a member of other executive bodies of the company or who is a stakeholder, CEO (manager), member of a management body or worker of any legal entity, which is in competition with the company.	Observed	
70.	Internal documents should set out schedules for submission of documents and materials to the control and audit service for assessment of financial and business operations, and should define responsibility of company officials and workers for failure to meet such schedules.	Partially observed	Statute on the Revision Commission
71.	Internal documents should oblige the control and audit commission to inform the BoD audit committee of any violations, which are discovered, or to inform the BoD directly in case the company does not have an audit committee.	Observed	Statute on the Internal Audit Service.

No.	Item in the Code of Corporate Conduct	Observed or not observed	Notes
72.	The charter should require prior assessment by the control and audit commission of the advisability of carrying out any operations, which were not envisaged by the company's financial and business plan (non-standard operations).	Not observed	
73.	Internal documents should contain a procedure for approval of non-standard operations by the BoD.	Partially observed	Part of powers of the Board of Directors
74.	The company should have an internal document, approved by the BoD, defining the procedure for checks of financial and business activity by the company's audit commission.	Observed	Statute on the Revision Commission, point 3.1 of article 3.
75.	The BoD audit committee should give an assessment of the auditor's report prior to its presentation to shareholders at the general meeting of shareholders.	Observed	Company Charter, point 24.4 of article 24; Statute on the Audit Committee, point 5.5.
	Dividends		
76.	The company should have an internal document, approved by the BoD, which the BoD uses for guidance when making decisions on dividend recommendations (statute on dividend policy).	Partially observed	The Statute on Dividend Policy has been approved by the Executive Board of JSC Aeroflot and is currently undergoing approval by the Ministry of Property Relations of the Russian Federation.
77.	The statute on dividend policy should contain a procedure for defining the minimum share of company net profit, which must be paid out as dividends, and should specify the conditions, under which dividends on preferred shares (whose size is defined in the company charter) are not paid or not paid in full.	Partially observed	The Company Charter does not envisage preferred shares
78.	Company dividend policy and amendments to that policy should be published in a periodical publication, which is indicated by the company charter as the place for announcement of shareholder meetings, and should also be placed on the company's web site in the Internet.	Not observed	

TERMS AND ABBREVIATIONS USED IN THIS ANNUAL REPORT

Aeroflot Group — All of the companies (self-sufficient legal persons), linked by financial and economic ties, which carry out coordinated business on the air transport market, of which JSC Aeroflot is the head (parent) company and corporate center, based on its significant or dominant stakes in the other companies.

APIS (Advance Passenger Information System) — A system for submitting lists with additional information about passengers to customs and border services in the country of arrival.

Aviation security — Protection of air traffic from illegal interference, all the measures and resources necessary for achieving such protection.

BSP/ARC (Billing and Settlement Plan/Airline Reporting Corporation) — Systems for settlement between agents and airlines. BSP is an international settlement system between agents and airlines organized by IATA, which enables sales of air transport services on neutral forms (not assigned to any specific airline), helps airlines to expand their presence on the air transport market, minimizes financial risks, lowers expenses on maintenance of the sales system, and speeds up the accounting system by use of electronic technologies. The purpose of BSP is to raise the efficiency of interactions between airlines and agent networks. ARC is a system used in the USA, which is analogous to BSP.

Cargo load factor — Ratio of tonne-kilometers actually flown to maximum tonne-kilometer capacity, expressed in percent.

Cargo tonne kilometer (CTK) — Transport of one tonne of cargo and post over a distance of one kilometer.

Code sharing — An agreement on joint use of route codes, enabling one and the same route to be sold by two companies under their own brands and with a distinct route number for each company. Either of the airlines in the agreement can be the actual provider of transport service on the route.

Electronic ticket (e-ticket) — A way of documenting sale and control of air transport without compiling exact calculations on a physical medium (paper ticket). All information relating to transport of a specific passenger (routes, fare, service class, sum paid, duties, etc.) is contained in an electronic ticket file, located in a data base of the relevant carrier. E-tickets are not necessarily associated with sale of transport services via the Internet, although it is simpler to sell electronic tickets than ordinary tickets via the Internet.

Flight safety — Capacity to provide air transport services without risk to people's life or health.

Hub — Term used to describe an airport where transport routes converge and where there is a large share of transit passengers, including airports where the timetable of incoming and outgoing flights is organized such a way as to minimize transit time between any one flight and the maximum number of other flights.

IATA (International Air Transportation Association) — An international association created in 1945 for development of cooperation between airlines in order to ensure safety, reliability and cost efficiency of flights in the interests of consumers. Members of the association now include 270 airlines from 140 countries worldwide. The address of the IATA web site is: www.iata.org.

ICAO (International Civil Aviation Organization) — Created as a result of the Chicago Convention on International Civil Aviation, signed in 1944. The ICAO is a specialized institution within the UN, responsible for development of international standards, recommended practice and rules in the technical, economic and legal realms of international civil aviation. The address of the ICAO web site is: www.icao.int

IOSA (International Operational Safety Audit) — An international audit of operational safety, which includes the following aspects of airline operations: organization and management system; flight operations; aircraft engineering and maintenance; ground handling; operational control and flight dispatch; cabin crew; aviation security; cargo operations and transport of hazardous cargos

ISO — International Organization for Standardization.

ISO 9000 — A series of international standards for creation of a quality control system at an enterprise, consisting of a number of prescriptions for raising efficiency of business processes.

Market capitalization — Total market value of the shares of a company.

Maximum available passenger turnover — Maximum possible volume of air transport operations, which an airline can provide, calculated by multiplying the number of available passenger seats on each flight stage by the length of the stage.

Maximum available tonne-kilometers — Volume of operations, calculated by multiplying the total available load capacity (passengers, cargo and post) on each flight stage by the length of the stage; measured in tonne-kilometers

Passenger kilometer — Transport of one passenger over a distance of one kilometer.

Passenger load factor — Ratio of the number of revenue passenger kilometers flown to total available seat kilometers, expressed in percent.

Passenger turnover — Measure of the volume of air transport operations, calculated by multiplying the factual number of paying passengers carried on each stage of a flight by the distance of the flight stage; expressed in passenger kilometers.

RUR — Russian roubles

Seat kilometers — Measure of an airline's passenger carrying capacity, based on one seat flying a distance of one kilometer.

SkyTeam — An alliance of 11 airlines: Aeromexico, Air France — KLM, Alitalia, China Southern Airlines, Continental Airlines, CSA-Czech Airlines, Delta Airlines, Korean Air and Northwest Airlines, and three associated companies, which are AirEuropa, Copa Airlines and Kenya Airways. The address of the SkyTeam web site is: www.skyteam.com

TCC — Transport and Clearing Chamber.

The Company, the Airline — JSC Aeroflot

Tonne-kilometer (TKM) — Transport of one ton of paying load (passengers at 90kg per passenger, cargo and post) over a distance of one kilometer.

USD — US dollars.

OPERATIONAL STATISTICS OF JSC AEROFLOT

		1999	2000	2001	2002	2003	2004	2005	2006	2007	2008
Aircraft kilometers flown	thousands										
International routes		137,185.6	133,287.6	135,608.8	121,925.0	124,451.9	138,982.4	147,689.8	156,187.2	156,251.7	160,745.8
Domestic routes		32,887.0	37,074.7	42,230.4	39,752.0	40,537.7	41,343.6	45,378.9	55,683.8	66,119.4	76,697.4
Total		170,072.6	170,362.2	177,839.2	161,677.0	164,959.6	180,326.0	193,068.7	211,871.0	222,371.1	237,443.2
Aircraft departures											
International routes		45,474	44,275	45,777	41,952	42,282	46,261	49,786	52,516	53,746	56,612
Domestic routes		14,703	17,878	21,541	20,985	21,617	21,771	23,461	28,766	33,619	38,200
Total		60,177	62,153	67,318	62,937	63,899	68,032	73,247	81,282	87,365	94,812
Aircraft hours flown											
International routes		174,059	169,421	172,596	154,360	156,670	175,973	187,266	197,559.0	198,664.6	206,024.0
Domestic routes		43,730	49,983	57,639	54,643	54,845	56,102	61,085	74,346.9	87,250.6	100,722.1
Total		217,789	219,404	230,235	209,003	211,515	232,075	248,351	271,905.9	285,915.2	306,746.1
Passengers carried	thousands										
International routes		3,440.2	3,704.6	4,205.2	3,885.4	4,129.8	4,647.6	4,649.7	4,939.5	5,356.3	5,696.3
Domestic routes		1,169.1	1,396.3	1,625.5	1,603.9	1,713.7	1,942.5	2,016.8	2,350.5	2,809.9	3,575.1
Total		4,609.3	5,100.9	5,830.7	5,489.3	5,843.5	6,590.1	6,666.5	7,290.4	8,166.2	9,271.4
Freight and mail tons carried	thousands										
International routes		80.0	95.4	86.8	93.3	95.7	124.9	121.8	118.8	67.4	57.5
Domestic routes		9.5	12.1	14.8	16.2	18.5	20.6	23.6	26.5	28.5	30.4
Total		89.5	107.5	101.6	109.5	114.2	145.5	145.4	145.3	95.9	87.9
Revenue passenger kilometers	millions										
International routes		13,240.8	14,068.1	15,110.4	13,826.3	14,163.7	16,171.5	15,897.7	16,753.7	18,033.0	18,745.5
Domestic routes		3,164.6	3,366.1	3,833.0	3,818.9	4,038.9	4,476.7	4,797.1	5,652.8	6,672.3	8,502.0
Total		16,405.4	17,434.2	18,943.4	17,645.2	18,202.6	20,648.2	20,694.8	22,406.5	24,675.3	27,247.5
Available seat kilometers	millions										
International routes		23,366.1	21,917.7	23,522.6	20,551	20,848.0	23,728.1	23,255.7	24,257.6	26,041.8	26,889.3
Domestic routes		4,273.1	4,632.9	5,273.5	5,251.5	5,393.1	6,253.5	6,721.6	7,688.2	9,077.6	11,522.7
Total		27,639.2	26,550.6	28,796.1	25,802.5	26,241.1	29,981.6	29,977.3	31,945.8	35,119.4	38,412.0
Passenger load factor	%										
International routes		56.7	64.2	64.2	67.3	67.9	68.2	68.4	69.1	69.1	69.7
Domestic routes		74.1	72.7	72.7	72.7	74.9	71.6	71.4	73.5	73.5	73.8
Total		59.4	65.7	65.8	68.4	69.4	68.9	69.0	70.1	70.3	70.9
Cargo ton kilometers	millions										
International routes		530.8	606.0	462.1	491.3	530.3	757.1	761.3	746.0	339.4	262.1
Domestic routes		53.7	65.7	91.8	71.8	84.1	95.6	107.3	122.1	130.8	128.9
Total		584.5	671.7	554.0	563.0	614.4	852.7	868.6	868.1	470.2	391.0
Revenue ton kilometers	millions										
International routes		1,722.5	1,872.2	1,822.2	1,735.6	1,805.0	2,212.5	2,192.1	2,253.8	1,959.7	1,949.2
Domestic routes		338.5	368.6	436.7	415.6	447.7	498,5	539.0	630.9	731.3	894.1
Total		2,061.0	2,240.8	2,258.9	2,151.1	2,252.7	2,711.0	2,731.1	2,884.7	2,691.0	2,843.3
Available ton kilometers	millions										
International routes		3,479.0	3,493.8	3,534.5	3,130.1	3,258.8	3,869.4	3,849.4	3,988.4	3,661.1	3,599.0
Domestic routes		581.1	619.6	690.7	684.1	692.3	792,9	859.9	1,012.4	1,167.1	1,459.9
Total		4,060.1	4,113.4	4,225.2	3,814.2	3,951.1	4,662.3	4,709.3	5,000.8	4,828.2	5,058.9
Weight load factor	%										
International routes		49.5	53.6	51.6	55.4	55.4	57.2	56.9	56.5	53.5	54.2
Domestic routes		58.3	59.5	63.2	60.8	64.6	62.9	62.7	62.3	62.7	61.2
Total		50.8	54.5	53.5	56.4	57.0	58.1	58.0	57.7	55.7	56.2

OPERATIONAL STATISTICS OF JSC AEROFLOT-DON

		2000*	2001	2002	2003	2004	2005	2006	2007	2008
Aircraft kilometers flown	thousands									
International routes		1,630.2	2,485.1	2,623.0	3,011.1	4,192.3	3,581.0	3,493.9	7,507.7	10,334.8
Domestic routes		4,509.8	7,718.5	6,503.2	7,648.1	8,279.6	7,851.7	7,799.0	8,695.8	11,871.4
Total		6,140.0	10,203.6	9,126.5	10,659.2	12,471.9	11,432.7	11,292.9	16,203.5	22,206.2
Aircraft departures										
International routes		855	1,276	1,373	1,833	2,622	2,268	2,199	4,126	5,472
Domestic routes		3,008	5,079	5,235	6,012	6,018	5,675	5,834	6,157	8,019
Total		3,863	6,355	6,608	7,845	8,640	7,943	8,033	10,283	13,491.0
Aircraft hours flown										
International routes		2,160	3,239	3,336	3,939	5,568	4,640	4,606	9,827	13,764.5
Domestic routes		6,097	10,523	9,208	10,661	11,179	10,513	10,576	12,055	16,593.3
Total		8,257	13,762	12,544	14,600	16,747	15,153	15,182	21,832	30,357.0
Passengers carried	thousands									
International routes		63.2	86.5	103.1	129.9	173.4	180.1	170.2	524,8	758.8
Domestic routes		199.8	313.5	324.3	376.9	414.7	419.5	418.0	432,0	555.6
Total		263.0	400.0	427.4	506.8	588.1	599.6	588.2	956.8	1,314.4
Freight and mail tons carried	thousands									
International routes		0.4	0.3	0.6	0.6	0.6	0.5	0.5	0.3	0.4
Domestic routes		1.4	1.9	1.8	2.0	2.1	2.1	1.8	1.7	2.0
Total		1.8	2.2	2.4	2.6	2.7	2.6	2.3	2.0	2.4
Available seat kilometers	millions									
International routes		189.4	276.9	352.7	382.1	513.3	492.1	410.9	1,322.1	1,997.6
Domestic routes		582.1	812.3	674.3	901.9	1,090.1	1,098.2	957.6	952.3	1,460.2
Total		771.5	1,089.2	1,027.0	1,284.0	1,603.4	1,590.3	1,368.5	2,274.4	3,457.8
Revenue passenger kilometers	millions									
International routes		122.9	171.1	201.1	216.6	286.9	305.7	287.5	1,044.7	1,608.3
Domestic routes		374.6	527.4	447.2	527.4	595.7	606.5	587.0	620.3	931.4
Total		497.5	698.5	648.3	744.0	882.6	912.2	874.5	1,665.0	2,539.7
Passenger load factor	%									
International routes		64.9	61.7	57.0	56.6	55.8	62.1	68.6	79.0	80.5
Domestic routes		64.4	65.0	66.3	58.5	54.6	55.2	60.6	65.1	63.8
Total		64.5	64.1	63.1	57.9	55.0	57.4	63.0	73.2	73.4
Cargo ton kilometers	millions									
International routes		0.8	0.6	1.2	1.3	1.3	1.0	0.8	0.6	0.6
Domestic routes		3.9	4.7	3.4	3.8	3.7	3.9	3.4	2.7	3.6
Total		4.7	5.3	4.6	5.1	5.0	4.9	4.2	3.3	4.2
Revenue ton kilometers	millions									
International routes		11.9	16.0	19.3	20.8	27.0	28.5	26.7	94.6	145.3
Domestic routes		37.6	52.1	43.7	51.2	57.3	58.5	56.1	58.5	87.4
Total		49.5	68.1	63.0	72.0	84.3	87.0	82.8	153.1	232.8
Available ton kilometers	millions									
International routes		17.7	27.4	34.3	37.8	52.4	50.0	43.2	137.2	210.4
Domestic routes		53.7	83.1	70.5	90.5	104.3	105.8	94.5	93.2	144.6
Total		71.4	110.5	104.8	128.3	156.7	155.8	137.7	230.4	355.1
Weight load factor	%									
International routes		67.2	58.3	56.2	54.7	52.0	57.0	61.8	69.0	69.1
Domestic routes		70.0	62.8	61.8	56.6	55.0	55.3	59.4	62.8	60.4
Total		69.3	61.7	60.0	56.0	54.0	55.8	60.1	66.4	65.6

* as of the date when the company joined the Group (April 13, 2000)

OPERATIONAL STATISTICS OF CJSC AEROFLOT-NORD

		2004*	2005	2006	2007	2008
Aircraft kilometers flown	thousands					
International routes		255.1	2,039.0	1,774.5	2,093.3	2,408
Domestic routes		1,790.4	14,719.6	18,084.6	23,946.6	21,243
Total		2,045.5	16,758.6	19,859.1	26,039.9	23,651
Aircraft Departures						
International routes		188	1,384	1,522	1,631	1,747
Domestic routes		1,727.0	13,891	17,331	18,760	17,696
Total		1,915	15,275	18,853	20,391	19,443
Aircraft hours flown						
International routes		596	3,852	3,315	3,858	4,260
Domestic routes		3,489	26,864	32,826	40,741	36,988
Total		4,085	30,716	36,141	44,687	41,248
Passengers carried	thousands					
International routes		9.4	76.3	65.5	67.8	95.1
Domestic routes		87.3	729.6	809.8	1,014.4	919.4
Total		96.7	805.9	875.2	1,082.2	1,014.6
Freight and mail tons carried	thousands					
International routes		0.1	0.1	0.1	0.05	0.05
Domestic routes		0.6	3.5	4.1	5.4	4.8
Total		0.7	3.6	4.2	5.5	4.9
Available seat kilometers	millions					
International routes		16.3	169	153.9	174.5	256.6
Domestic routes		132.2	1,168.7	1,424.5	2,167.5	1,799.7
Total		148.5	1,337.7	1,578.4	2,342.0	2,056.3
Revenue passenger kilometers	millions					
International routes		11.1	116	111.1	119.2	174.1
Domestic routes		87.5	791.2	932.7	1,419.8	1,200.7
Total		98.6	907.2	1,043.8	1,539.0	1,374.8
Passenger load factor	%					
International routes		67.9	68.6	72.2	68.3	67.9
Domestic routes		66.2	67.7	65.5	65.5	66.7
Total		66.4	67.8	66.1	65.7	66.9
Cargo ton kilometers	millions					
International routes		0.1	0.2	0.1	0.1	0.03
Domestic routes		0.5	3.4	4.3	7.3	6.07
Total		0.6	3.6	4.4	7.4	6.07
Available ton kilometers	millions					
International routes		1.5	16.1	14.2	16.4	23.4
Domestic routes		12.8	115.0	141.4	210.7	180.5
Total		14.3	131.1	155.6	227.1	203.9
Revenue ton kilometers	millions					
International routes		1.1	10.6	9.8	10.8	15.7
Domestic routes		8.4	74.6	88.5	135.1	114.1
Total		9.5	85.2	98.3	145.9	129.8
Weight load factor	%					
International routes		73.3	65.8	68.7	65.7	67.2
Domestic routes		65.6	64.8	62.6	64.1	63.2
Total		66.4	65.0	63.2	64.2	63.7

* as of the date when the Company joined the Group (October 8, 2004)

OPERATIONAL STATISTICS OF CJSC AEROFLOT CARGO

		2007	2008
Aircraft kilometers flown	thousands		
International routes		8,517.0	9,742.6
Domestic routes		384.0	457.3
Total		8,901.0	10,199.9
Aircraft Departures			
International routes		1,977.0	2,681.0
Domestic routes		62.0	124.0
Total		2,039.0	2,805.0
Aircraft hours flown			
International routes		10,427.0	11,772.7
Domestic routes		445.0	562.0
Total		10,872.0	12,334.7
Freight and mail tons carried	thousands		
International routes		47.8	59.9
Domestic routes		2.5	4.0
Total		50.3	63.9
Available ton kilometers	millions		
International routes		497.3	640.9
Domestic routes		22.7	27.7
Total		520.0	668.6
Revenue ton kilometers	millions		
International routes		354.6	412.4
Domestic routes		15.6	22.2
Total		370.2	434.6
Weight load factor	%		
International routes		71.3	64.4
Domestic routes		68.7	80.0
Total		71.2	65.0

REPRESENTATIVE OFFICES AND BRANCHES OF AEROFLOT

Offices in Moscow		
Moscow	20/1, Petrovka Street	+7 (499) 500-72-41
	7, Korovy Val Street	+7 (499) 238-80-35
	3, Kuznetsky Most Street	+7 (495) 623-04-88
	4, Frunzenskaya Embankment	+7 (499) 245-38-51
	19, Yeniseyskaya Street	+7 (499) 186-20-74
	37/19, Pyatnitskaya Street	+7 (495) 223-55-55
	Sheremetyevo-1	+7 (495) 578-31-24
	Sheremyetevo-2	+7 (499) 753-80-74

City	Code	Telephone	Fax	Address
Regions				
Anapa	86133	322-55	315-66	170, Krymskaya Street
Arkhangelsk	8182	651-455	288-082	30, Naberezhnaya Severnoy Dviny
Astrakhan	8512	445-555	445-555	3, Gubernator A. Guzhvin Prospect
Barnaul	3852	380-245	369-902	85A, Dmitrov Street
Chelyabinsk	351	237-09-17	237-09-17	90, Svobody Street
Ekaterinburg	343	356-55-70	356-55-70	41, Belinsky Street
Irkutsk	3952	255-780	211-331	27, S. Razin Street
Kaliningrad	4012	916-455	956-454	4, Pobedy Square
Kemerovo	3842	368-018	349-451	1, Kolomytseva Street
Khabarovsk	4212	783-435	783-456	50, Pushkin Street
Krasnodar	861	267-19-07	267-19-07	65, Krasnaya Street
Mineralnye Vody	87922	599-20	599-20	24, Zheleznovodskaya Street
Murmansk	8152	428-019	428-019	7, Volodarskogo Street
Nizhnevartovsk	3466	613-396	245-555	11, Omskaya Street
Nizhniy Novgorod	831	434-40-40	434-41-88	6, Gorky Square
Novosibirsk	383	223-15-79	217-96-98	28, Krasny Prospect
Norilsk	3919	424-170	424-170	23, Komsomolskaya Street
Omsk	3812	251-322	247-955	14, Ordzhonikidze Street
Perm	342	290-13-03	290-13-02	10, Lenin Street
Petropavlovsk-K.	4152	424-244	412-624	7A, Zvezdnaya Street
Samara	846	276-02-77	276-02-80	141, Leninskaya Street
Surgut	34-62	234-243	233-877	41, Lenin Street
Tyumen	3452	681-155	499-872	84B, bild. 1, Malygina Street
Vladivostok	4232	226-647	209-041	143, Svetlanovskaya Street
Volgograd	8442	385-479	385-480	15, Lenin Prospect
Ufa	347	279-60-75	279-60-75	5/3, Lenin Street
Yuzhno-Sakhalinsk	4242	788-755	788-755	Khomutovo Airport, Of. Aeroflot
Branches				
Krasnoyarsk	391	274-37-20	206-437	73A, Karl Marks Street
Magadan	4132	639-080	639-080	31/18 Karl Marks Street
St.-Petersburg	812	438-55-85	572-43-10	1/43, Rubenstein Street
Sochi	8622	644-511	645-675	61A, Rose Street

Representative offices outside Russia

Country/City	Code	Telephone	Fax	Address
				Angola
Luanda	244	224-306-82	222-430-682	Rua Coronel Aires de Ornelas № 1-A. B-r/c, Luanda, Angola
				Armenia
Yerevan	374-10	532-131	522-435	12, Amiryan Street
				Australia
Sydney	61-2	926-222-33	926-218-21	24 Level 44 Market Street Sydney NSW 2000 Australiia
				Austria
Vienna	43-1	512-150-180	512-150-178	Parkring, 10, 1010 Wien, Austria
				Azerbaijan
Baku	994-12	498-1167	498-1166	ул. 23, Hajibeyov Street
				Belarus
Minsk	375-17	328-6979	328-6895	Of. 101, 25, J. Kupala Street
				Belgium
Brussels	322	513-6066	512-29-61	58, Rue des Colonies, 1000 Bruxells
				Bulgaria
Sofia	359	962-5588	962-5566	23, Oborishte Street, 1504 Sofia
				Canada
Toronto	1416	642-1653	642-1658	1, Queen Street, East Suite 1908, Box 61, Toronto, Ontario, Canada, M5C2C5
				China
Beijing	86-10	650-024-12	650-125-63	N.2 Chao Yang Men Bei Da Jie, Beijing 100027, PR China
Hong Kong	852	253-726-11	253-726-14	Suite 2918,29 Floor, Shui on Center, 6-8 Harbour Road, Wanchai, Hong Kong
Shanghai	86-21	627-980-33	627-980-35	Suite 203 A, Shanghai Center, 1376, Nan Jing Xi Road, Shanghai, China PRC 200040
				Croatia
Zagreb	385-1	487-2055	487-2051	13, Varšavska, 10000 Zagreb
Split	385-21	203-389	203-389	21120, SPLIT AEROPORT,KASTELA, CESTA DR.F.TUDMANA,96
				Cuba
Havana	537	204-3200	204-5593	5-ta Avenida, Entre 76 Y 78, Edificio Barcelona, Oficina 208, Miramar Trade Center, Miramar Playa, Ciudad Habana, Cuba
				Cyprus
Nicosia	357-22	669-071	678-484	32, B. C. Homer Avenue, P. O. Box 22039, 1097 Nicosia
				Czech Republic
Prague	420-2	270-200-20	248-126-83	5, Truhlářská, 11000 Praha 1
				Denmark
Copenhagen	45	331-263-38	331-121-27	1.1 Vester Farimagsgade, room 1255, DK-1606, Copenhagen

Country/City	Code	Telephone	Fax	Address
				Egypt
Cairo	20-2	239-004-29	239-004-07	18 El Boustan Str., El Boustan Commercial Center
				Finland
Helsinki	358-9	663-203	661-021	00100 Manner-Heimintie 5 Helsinki
				France
Nice	33-4	932-144-82	932-145-44	Aéroport Côte d'Azur, Terminal 1, 06281 Nice Cedex
Paris	33-1	422-543-81	425-604-80	33, avenue des Champs Elysees, 75008 Paris
				Germany
Berlin	4930	226-981-30	226-981-36	Unter den Linden 51, 10117 Berlin
Dusseldorf	49-211	864-4316	320-928	Berliner Allee 26, 40212 Düsseldorf
Frankfurt/ m	49-69	273-006-12	273-006-19	Wilhelm-Leuschnerstr. 41. d-60329 Frankfurt am Main
Hannover	49-511	977-2065	977-2064	Flughafen Hannover Langenhagen Terminal C Zimmer 311, Postfach 420251, 30662 Hannover
Hamburg	49-40	374-2883	374-2888	Admiralitaet — Str. 60, 20459 Hamburg
Munich	49-89	288-261	280-5366	Isartorplatz, 2, 80331 München
				Greece
Athens	30-210	322-0986	323-6375	14, Xenofontos Str., Syntagma — GR 105 57, Athens
				Hungary
Budapest	361	31-5955	317-1734	18, Jozsef Attila utca, Hungary 1050 Budapest
				India
Delhi	91-11	233-128-43	237-232-45	Tolstoy House 15-17, Tolstoy Marg, Delhi -110001
Mumbai	91-22	235-241-04	235-251-19	Avantika Building, 46, DR. Deshmukh Marg, Mumbai, 400026
				Iran
Tehran	98-21	889-193-15	888-074-94	Vali Asr ave., Sadr str., 62
				Ireland
Dublin	353-1	8446166	8446353	Link Building, Level 2, Airport, Dublin
				Italy
Milan	3902	669-875-38	669-846-32	Via Vittore Pisani 19, 20124 Milano
Rome	3906	420-3851	429-049-23	Via Bissolati 76, 00187 Roma
Venice	39-041	269-8484	269-8447	Aeroport Marco Polo, Tessera, Venezia, Luigi Broglio street 8, 30030
				Japan
Tokyo	81-3	553-287-81	553-288-21	Toranomon Kotohira Tower 16F, 1-2-8 Toranomon, Minato-ku, Tokyo, Japan 105-0001
				Kazakhstan
Almaty	727	291-5416	291-5597	42, Begalina Street

Country/City	Code	Telephone	Fax	Address
				Kyrgyzstan
Bishkek	996-312	667-300	667-800	64/1, Bul. Erkindik
				Republic of Korea
Seoul	822	569-3271	569-3276	404, City Air Terminal Building, 159-6, Samsung-Dong, Kangnam-ku, Seoul
				Latvia
Riga	371-6	778-0772	7780771	9, Scolas str., Riga, Latvia LV 1010
				Lebanon
Beirut	9611	739-596	739-597	Verdun Street, Selim Saab Bldg, 2-Floor,
				Lithuania
Vilnius	370	521-275-50	521-241-89	8/2, Pilimo str., Vilnius, Lithunia 2001
				Malaysia
Kuala Lumpur	603	214-140-00	214-169-46	Lot 2.33, 2nd floor, Bangunan Angkasa Raya, Jalan Ampang, 50450 Kuala Lumpur
				Mongolia
Ulan Batar	976-11	319-286	323-321	Seoul street, 15 Aeroflot, 10644
				Netherlands
Amsterdam	31-20	624-5715	625-9161	Weteringschans 26-3, 1017 SG, Amsterdam
				Norway
Oslo	47	233-562-10	223-328-80	Øvre Slottsgt 6, 0157 Oslo
				Panama
Panama	507	225-0497	225-0622	Unicentro Bella Vista, Avenue Justo Arosemena y Calle 42, P.O. Box 2642, Balboa Ancon, Panama
				Poland
Warsaw	48-22	621-1611	628-2557	Al. Jerozolimskie 29, 00-508 Warszawa
				Romania
Bucharest	4-021	315-0314	312-5152	Str. Gheorghe Manu, 5, Sector 1
				Saudi Arabia
Jeddah	966-2	614-5951	644-0823	Shaker center, Hall Street, P.O. box 40700, Jeddah 21511
				Slovakia
Bratislava	421	243-426-896	243-337-581	Aeroport M.P. Shtefanika, Bratislava, 82311, Slovak Republic
				Serbia
Belgrade	381-11	328-6071	328-6083	30, Kneza Mihajlova, 11000
				Spain
Barcelona	34-93	4305880	4199551	41, Calle Mallorca, 08029 Barcelona
Madrid	34-91	4313706	4318098	52, Oficina, 3A, Paseo de la Castellana Madrid 28046, Espana
Malaga	34-95	2974534	2974533	Aeropuerto de Malaga, Malaga, 29004

Country/City	Code	Telephone	Fax	Address
				Sweden
Stockholm	46-8	505-653-00	217-185	31, Sveavägen, 2 str., Box 3075, 10361 Stockholm
				Switzerland
Geneva	41-22	909-2770	738-8312	16, Place Cornavin, 1201 Genève
Zurich	41-43	344-6200	344-6216	41, Talacker, CH-8001 Zürich
				Syria
Damascus	963-11	231-7956	231-7952	29, May Street, Syria Damask
				Thailand
Bangkok	662	251-1223	255-3138	Mezzanine Floor, Regent House, 183, Rajdamri Road, 10330 Bangkok
				Turkey
Antalya	902-42	330-3477	330-3106	Antalya International Airport Block A. N.241
Istanbul	90-212	296-6725	296-6737	Turkey, Istambul, Elmadag, Cumhuriyet Cad N48 B
				United Arab Emirates
Dubai	9714	222-2245	222-7771	U.A.E., Dubai, PO box 1020 AL Maktoum street al Mazroei bldg Deira Dubai
				Ukraine
Dnepropetrovsk	38-056	778-4938	778-4937	37-Г, Kirova Prospect
Kiev	38-044	245-4359	245-4881	112-A, Saksagansky Street, 252032 Kiev
Simferopol	38-0652	511-523	511-523	2a, Pavlenko Street
				United Kingdom
London	44-20	735-522-33	735-523-23	70 Piccadilly London W1J 8HP, UK
				USA
Los Angeles	1-310	281-5300	281-5308	9100 Wilshire Blvd suite 616, Beverly Hills, CA 90212
New York	1-212	944-2300	944-5200,	10 Rockefeller Plaza, suite 1015 New York, NY 10020
Seattle	1-206	464-1005	464-0452	1411, 4th Avenue, Suite 420, 98101 Seattle, Washington 98101
Washington	1-202	347-4304	347-4305	1634, Eye Street, NW, Suite 200, 20006 Washington, DC
				Uzbekistan
Tashkent	998-71	120-0555	120-0557	1-A Kodyri Street, 700128, Tashkent
				Vietnam
Hanoi	844	377-185-14	377-185-22	Daeha Business Center, 360 Kim Ma St. Ba Dinh distr., Hanoi

CONTACT INFORMATION

Full name — Open Joint-stock Company "Aeroflot Russian Airlines"
Short name — JSC Aeroflot
Certificate of inclusion in the Unified State Register of Legal Entities — Issued by the Moscow Department of the Russian Tax Ministry (№1027700092661 issued on August 22, 2003)
Tax payer identification number
7712040126
Location — 10, Arbat st., Moscow, Russia
Postal address — 119002, Moscow,10, Arbat st., Moscow, Russia

Shareholders and Investors:
Tel/fax: +7 (495) 258-0686, 258-0684/fax, 258-0650/fax
e-mail: ir@aeroflot.ru

Press Service:
Tel .: +7 (495) 752-9071
e-mail: presscentr@aeroflot.ru

Aeroflot Bonus programme:
Tel .: +7 (495) 223-5555
www.aeroflotbonus.ru
E-mail: bonus@aeroflot.ru

Information and Reservation Center (24 hours):
Tel .: +7 (495) 223-5555 (for Moscow)
Tel .: +7 (812) 718-5555 (for St. Petersburg)
Tel .: 8-800-333-5555 (free of charge from cities in Russia)
Online reservations: www.aeroflot.ru, callcenter@aeroflot.ru

Open line:
Tel .: +7 (495) 223-5555
e-mail: openline@aeroflot.ru

Share Register:
CJSC National Registry Company
Address: 6, Veresaeva Street, 121357, Moscow
Tel: +7 (495) 440-31-04

Notice of future development
In addition to factual data, this Annual Report also contains opinions, assumptions and forecasts by Company management based on currently available information. Changes in external factors, such as fluctuating demand for air transportation, price changes, implementation of new technologies, changes in legal environment, fluctuations in exchange rates, etc., may cause actual performance by the Company in the future to differ from forecasts in this Report.